    As filed with the Securities and Exchange Commission on April 25, 2003.

                                                             FILE NO. 333-103098
                                                                        811-4865

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM N-4
                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                   ACT OF 1933

                         PRE-EFFECTIVE AMENDMENT NO. / 1 /

                        POST-EFFECTIVE AMENDMENT NO. / /

                                     AND/OR
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940

                               AMENDMENT NO. / 45 /

                        (CHECK APPROPRIATE BOX OR BOXES)
                            ------------------------
                               VARIABLE ACCOUNT A
                           (Exact Name of Registrant)

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                    80 PINE STREET, NEW YORK, NEW YORK 10005
             (Address of Depositor's Principal Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (713) 831-3150

                              LAUREN W. JONES, ESQ.
            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                               2929 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                     (Name and Address of Agent for Service)


It is proposed that this filing will become effective:

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on May 1, 2003 pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a) of Rule 485
[ ] on ______ pursuant to paragraph (a) of Rule 485

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                               VARIABLE ACCOUNT A

                              Cross Reference Sheet

                               PART A - PROSPECTUS

Item Number in Form N-4                                           Caption
-----------------------                                           -------
1.   Cover Page ................................................  Cover Page

2.   Definitions ...............................................  Definitions

3.   Synopsis ..................................................  The Contract; Fee Table;
                                                                  Charges and Deductions; Other Information

4.   Condensed Financial Information ...........................  Appendix A - Condensed Financial
                                                                  Information

5.   General Description of Registrant,
     Depositor and Portfolio Companies .........................  Other Information

6.   Deductions ................................................  Charges and Deductions

7.   General Description of Variable Annuity Contracts .........  The Contract; Other Information

8.   Annuity Period ............................................  Annuity Payments

9.   Death Benefit .............................................  Death Benefit

10.  Purchases and Contract Value ..............................  The Contract; Charges and Deductions

11.  Redemptions ...............................................  Access To Your Money

12.  Taxes .....................................................  Taxes

13.  Legal Proceedings .........................................  Other Information

14.  Table of Contents of                                         Table of Contents of
     Statement of Additional Information .......................  Statement of Additional Information

                  PART B - STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

Item Number in Form N-4                                           Caption
-----------------------                                           -------
15.  Cover Page ................................................  Cover Page

16.  Table of Contents .........................................  Table of Contents

17.  General Information and History ...........................  The Contract (P);  Investment Options (P);
                                                                  Other Information (P)

18.  Services ..................................................  Other Information (P)

19.  Purchase of Securities Being Offered ......................  The Contract (P)

20.  Underwriters ..............................................  Distributor

21.  Calculation of Performance Data ...........................  Performance Data

22.  Annuity Payments ..........................................  Annuity Payments (P); Annuity Provisions

23.  Financial Statements ......................................  Depositor: Financial Statements (P);
                                                                  Financial Statements; Registrant: Financial
                                                                  Statements (P); Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                                  PROSPECTUS

                           OVATION VARIABLE ANNUITY

                                   issued by

           AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                                  through its

                              VARIABLE ACCOUNT A

This prospectus describes a variable annuity contract being offered to individuals and groups. It is a flexible premium, deferred annuity contract with a fixed investment option. Please read this prospectus carefully before investing and keep it for future reference.


The contract has several investment options to which you can allocate your money -- both variable investment options listed below and a fixed investment option. The fixed investment option is part of our general account. The variable investment options are portfolios of the AllianceBernstein Variable Products Series Fund, Inc.




             AllianceBernstein          AllianceBernstein Premier
             Variable Products Series   Growth Portfolio (Class B)
             Fund, Inc. (managed by
             Alliance Capital
             Management L.P.)

             AllianceBernstein Global   AllianceBernstein Quasar
             Bond Portfolio             Portfolio

             AllianceBernstein Global   AllianceBernstein Real
             Dollar Government          Estate Investment
             Portfolio                  Portfolio

             AllianceBernstein Growth   AllianceBernstein Small
             Portfolio (Class B)        Cap Value Portfolio

             AllianceBernstein Growth   AllianceBernstein
             and Income Portfolio       Technology Portfolio
             (Class B)                  (Class B)

             AllianceBernstein High     AllianceBernstein Total
             Yield Portfolio            Return Portfolio

             AllianceBernstein          AllianceBernstein U.S.
             International Portfolio    Government/High Grade
                                        Securities Portfolio

             AllianceBernstein          AllianceBernstein Utility
             International Value        Income Portfolio
             Portfolio

             AllianceBernstein Money    AllianceBernstein Value
             Market Portfolio (Class B) Portfolio (Class B)

             AllianceBernstein          AllianceBernstein
             Americas Government        Worldwide Privatization
             Income Portfolio           Portfolio



To learn more about the contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated May 1, 2003. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on the last page of this prospectus. For a free copy of the SAI, call us at (800) 255-8402 or write to us at Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031.


In addition, the SEC maintains a website at http://www.sec.gov that contains the prospectus, SAI, materials incorporated by reference and other information that we have filed electronically with the SEC.

Variable annuities involve risks, including possible loss of principal. They are not a deposit of any bank or insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The SEC has not approved or disapproved of the contract or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                                  May 1, 2003

================================================================================
                               TABLE OF CONTENTS
================================================================================


        DEFINITIONS.................................................  3

        FEE TABLE...................................................  4

        PORTFOLIO EXPENSES..........................................  4

        MAXIMUM AND MINIMUM EXPENSE EXAMPLES........................  5

        CONDENSED FINANCIAL INFORMATION.............................  7

        THE CONTRACT................................................  7

        INVESTMENT OPTIONS.......................................... 10

        CHARGES AND DEDUCTIONS...................................... 13

        ACCESS TO YOUR MONEY........................................ 15

        ANNUITY PAYMENTS............................................ 16

        DEATH BENEFIT............................................... 18

        PERFORMANCE................................................. 20

        TAXES....................................................... 21

        OTHER INFORMATION........................................... 25

        FINANCIAL STATEMENTS........................................ 26

        APPENDIX A.................................................. 27

        TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION 33

================================================================================
                                  DEFINITIONS
================================================================================

We have capitalized certain terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Accumulation Unit -- An accounting unit of measure used to calculate your Contract Value prior to the Annuity Date.

Administrative Office -- The Annuity Service Office, c/o Delaware Valley Financial Services, Inc., 300 Berwyn Park P.O. Box 3031, Berwyn, Pennsylvania 19312-0031.

Annuitant -- The person you designate to receive annuity payments and whose life determines the duration of annuity payments involving life contingencies. Certain annuity options under the contract may permit a Joint Annuitant.

Annuity Date -- The date on which annuity payments begin.

Annuity Unit -- An accounting unit of measure used to calculate annuity payments after the Annuity Date.

Contract Anniversary -- An anniversary of the date we issued your contract.

Contract Value -- The dollar value as of any Valuation Date of all amounts accumulated under your contract.

Contract Year -- Each period of twelve months commencing with the date we issued your contract.

Premium Year -- Any period of twelve months commencing with the date we receive a premium payment and ending on the same date in each succeeding twelve-month period thereafter.

Valuation Date -- Each day that the New York Stock Exchange is open for trading.

Valuation Period -- The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

================================================================================
                                   FEE TABLE
================================================================================


The following table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer cash value between investment options. State premium taxes may also be deducted.



Maximum Owner Transaction Expenses


                Withdrawal Charges(1)
                (as a percentage of each Purchase Payment) 6.0%

-------------

(1) Withdrawal Charge Schedule (as a percentage of each Purchase Payment)




                     Years: 1   2   3   4   5   6   7   8+
                            6%  6%  5%  5%  4%  3%  2%  0%



Transfer Fee


No charge for the first 12 transfers each contract year; thereafter, the fee is $10 per transfer (Transfers for DCA or asset rebalancing are not counted against your 12 free transfers.)



The following describes the fees and expenses that you may pay periodically during the time that you own the contract, not including underlying funds fees and expenses.



        Contract Maintenance Fee
        (waived if Contract Value is $50,000 or greater)....... $30/year

        Separate Account Annual Expenses
        (as a percentage of your average daily net asset value)
          Separate Account Annual Expenses.....................    1.40%
          Optional Annual Ratchet Plan.........................    0.10%
            Total Separate Account Annual Expenses.............    1.50%





                              PORTFOLIO EXPENSES





The following shows the minimum and maximum total operating expenses charged by the underlying Portfolio of the AllianceBernstein Variable Products Series Fund, Inc. ("Fund"). More detail concerning the Fund's fees and expenses is contained in the prospectus for the Fund. Please read the Fund prospectus carefully before investing.



Total Annual Underlying Portfolio Operating Expenses                          Minimum Maximum
----------------------------------------------------                          ------- -------
(expenses that are deducted from underlying portfolios of the Fund, including
management fees, other expenses and 12b-1 fees, if applicable)(1)              0.93%   2.47%

-------------

(1) For individual expenses of each of the Variable Portfolios available in your contract, please refer to the Fund prospectus.

================================================================================

                     MAXIMUM AND MINIMUM EXPENSE EXAMPLES

================================================================================


These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, contract maintenance fees, separate account annual expenses and expenses of the underlying portfolios of the Fund.



The Examples assumes that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and that the maximum and minimum fees and expenses of the Fund are reflected. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



MAXIMUM EXPENSE EXAMPLES


(assuming maximum separate account annual expenses of 1.50% (including Optional Annual Ratchet Plan) and investment in an underlying Portfolio with total expenses of 2.47%)



(1) If you surrender your contract at the end of the applicable time period and you elect the optional benefit at the maximum charge offered (the Annual Ratchet Plan at 0.10%):



            1 YEAR         3 YEARS         5 YEARS         10 YEARS
        ===========================================================
             $942           $1,668          $2,411          $4,206
        ===========================================================



(2) If you do not surrender your contract and you elect the optional benefit at the maximum charge offered (the Annual Ratchet Plan, at 0.10%):



            1 YEAR         3 YEARS         5 YEARS         10 YEARS
        ===========================================================
             $402           $1,218          $2,051          $4,206
        ===========================================================



(3) If you annuitize your contract:



            1 YEAR         3 YEARS         5 YEARS         10 YEARS
        ===========================================================
             $392           $1,189          $2,004          $4,121
        ===========================================================



MINIMUM EXPENSE EXAMPLES


(assuming minimum separate account annual expenses of 1.40% and investment in an underlying Portfolio with total expenses of 0.93%)



(1) If you surrender your contract at the end of the applicable time period and you do not elect any optional benefit:



            1 YEAR         3 YEARS         5 YEARS         10 YEARS
        ===========================================================
             $779           $1,186          $1,620          $2,696
        ===========================================================



(2) If you do not surrender your contract and you do not elect any optional benefit:



            1 YEAR         3 YEARS         5 YEARS         10 YEARS
        ===========================================================
             $239            $779           $1,260          $2,696
        ===========================================================



(3) If you annuitize your contract:



            1 YEAR         3 YEARS         5 YEARS         10 YEARS
        ===========================================================
             $236            $727           $1,245          $2,666
        ===========================================================

-------------

Explanation of Fee Table and Expenses



1. The purpose of the Fee Table is to show you the various expenses you would incur directly or indirectly by investing in the contract. The table represents both fees at the separate account (contract level) as well as portfolio company investment management expenses. We converted the contract maintenance fee to a percentage (0.03%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the portfolio company fees can be found in the Fund prospectus located behind this prospectus.



2. In addition to the stated assumptions, the Examples also assume separate account expenses as indicated and that no transfer fees were imposed. Although premium taxes may apply, they are not reflected in the Examples.



3. Examples reflecting application of optional features and benefits use the highest fees and charges being offered for those features.



4. These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

================================================================================
                        CONDENSED FINANCIAL INFORMATION
================================================================================


Historical accumulation unit values are contained in the Appendix A.


================================================================================
                                 THE CONTRACT
================================================================================

General Description

An annuity is a contract between you, as the owner, and a life insurance company. The contract provides tax deferral for your earnings, which means your earnings accumulate on a tax-deferred basis until you take money out of your contract. It also provides a death benefit and a guaranteed income in the form of annuity payments beginning on a date you select. Until you, or another person you select as the Annuitant, begin to receive annuity payments, your annuity is in the accumulation phase. The income phase starts when we begin making annuity payments. If you die during the accumulation phase, we guarantee a death benefit to the surviving joint owner, if applicable, or to your beneficiary.

The contract is called a variable annuity because you can allocate your money among variable investment options. Each subaccount of our variable account invests in shares of a corresponding portfolio of a mutual fund. Depending on market conditions, the various portfolios may make or lose money. If you allocate money to the portfolios, your Contract Value during the accumulation phase will depend on their investment performance. In addition, the amount of the variable annuity payments you may receive will depend on the investment performance of the portfolios you select for the income phase.

The contract also has a fixed investment option that is part of our general account. Premium you allocate to the fixed investment option will earn interest at a fixed rate that we set. We may restrict your ability to allocate amounts to the fixed investment option. Your Contract Value in the general account during the accumulation phase will depend on the total interest we credit. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

Purchasing a Contract

Premium is the money you give us as payment to buy the contract, as well as any additional money you give us to invest in the contract after you own it. The minimum initial investment for both qualified and non-qualified contracts is $2,000. You may add premium payments of $1,000 or more to your contract at any time during the accumulation phase. You can pay scheduled subsequent premium of $100 or more per month by enrolling in an automatic investment plan.

We may refuse any premium. In general, we will not issue a contract to anyone who is over age 85.

Allocation of Premium

When you purchase a contract, you will tell us how to allocate your initial premium among the investment options. We will allocate additional premium in the same way unless you tell us otherwise.

At the time of application, we must receive your initial premium at our Administrative Office before the contract will be effective. We will issue your contract and allocate your initial premium within two business days. If you do not give us all the necessary information we need to issue the contract, we will contact you to obtain it. If we are unable to complete this process within five business days, we will send your money back unless you allow us to keep it until we get all the necessary information.

Right to Examine Contract

If you change your mind about owning this contract, you can cancel it within ten days after receiving it (or longer if required by state law) by mailing it back to our Administrative Office c/o Delaware Valley Financial Services, Inc., 300 Berwyn Park P.O. Box 3031, Berwyn, PA 19312-0031. You will receive your Contract Value as of the day we receive your request, which may be more or less than the money you initially invested.

In certain states or if you purchase your contract as an individual retirement annuity, we may be required to return your premium. If you cancel your contract during the right to examine period, we will return to you an amount equal to your premium payments less any partial surrender.

Accumulation Units

The value of an Accumulation Unit may go up or down from day to day. When you pay a premium, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of premium allocated to a subaccount by the value of the Accumulation Unit for that subaccount. We calculate the value of an Accumulation Unit as of the close of business of the New York Stock Exchange ("NYSE") on each day that the NYSE is open for trading. Except in the case of initial premium, we credit Accumulation Units to your contract at the value next calculated after we receive your premium at our Administrative Office.

The Accumulation Unit value for each portfolio will vary from one valuation period to the next based on the investment experience of the assets in the portfolio and the deduction of certain charges and expenses. The SAI contains a detailed explanation of how Accumulation Units are valued.

Your value in any portfolio is determined by multiplying its unit value by the number of units you own. Your value within the variable investment options is the sum of your values in all the portfolios. The total value of your contract, referred to as the Contract Value, equals your value in the variable investment options plus your value in the fixed investment option.

Transfers During the Accumulation Phase

You can transfer money among the investment options by written request or by telephone. You can make twelve transfers every Contract Year without charge. There is a $10 transfer fee for each transfer over twelve in a Contract Year. Transfers as a result of dollar cost averaging or asset rebalancing are not counted against your twelve free transfers.

The minimum amount you can transfer is the lesser of $1,000 or the entire value in the investment option. You cannot make a partial transfer if, after the transfer, there would be less than $1,000 in the investment option from which the transfer is being made. Your transfer request must clearly state which investment options are involved and the amount of the transfer.

We will accept transfers by telephone from you, your representative or anyone else designated by you. Neither we nor the fund will be liable for following telephone instructions we reasonably believe to be genuine or for any loss, damage, cost or expense in acting on such instructions. We have procedures in place to provide reasonable assurance that telephone instructions are genuine.




We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if We believe that excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying Variable Portfolios.



During the Income Phase, one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase.



This product is not designed for professional "market timing" organizations or other organizations or individuals engaged in trading strategies that seek to benefit from short term price fluctuations or price irregularities by making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio in which the Variable Portfolios invest. These market timing strategies are disruptive to the underlying portfolio in which the Variable Portfolios invest and therefore, potentially harmful to investors. If We determine, in our sole discretion, that your transfer patterns among the Variable Portfolios reflect a market timing strategy, We reserve the right to take action to protect the other investors. Such action may include but would not be limited to restricting the mechanisms you can use to request transfers among the Variable Portfolio or imposing penalty fees on such trading activity and/or otherwise restricting transfer options in accordance with state and federal rules and regulations. We will not take any action until we have notified you of our intent to limit your ability to make transfers or to assess a fee.



We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.


Dollar Cost Averaging

The contract has a feature that allows you to dollar cost average your allocations to the portfolios by authorizing us to make periodic allocations of Contract Value from either the money market portfolio or the fixed investment option to one or more of the other portfolios. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. It will result in the reallocation of Contract Value to one or more portfolios and these amounts will be credited at the Accumulation Unit value as of the Valuation Dates on which the exchanges are effected. The amounts exchanged from a portfolio will result in a debiting of a greater number of units when the Accumulation Unit value is low and a lower number of units when the Accumulation Unit value is high.

To elect dollar cost averaging, your Contract Value must be at least $12,000. You must send us a completed dollar cost averaging request form, which is available from the Administrative Office. We will not consider your request unless your Contract Value is at least the required amount or the premium submitted at least $12,000.

In addition to the dollar cost averaging program described above, we also offer six-month and twelve-month dollar cost averaging programs that are available only for new premium payments of at least $12,000. Either initial premium or subsequent premium payments are eligible for these programs. You may not include existing Contract Value in the six-month or twelve-month dollar cost averaging program.

If you select either program, your premium will be allocated to the DCA account. The DCA account is a guaranteed account available for the six-month and twelve-month dollar cost averaging programs. Your contract value in the DCA account will earn interest at a rate guaranteed for six months or twelve months, as applicable, from the date we receive your new premium. The interest rate applicable to each account varies, but will never be less than an annual effective rate as specified in your contract. Therefore, each premium allocation to either of these programs may earn interest at a different rate.

The full amount of the premium you allocate to the DCA account will be transferred on a monthly basis over a six-month or twelve-month period into portfolios you have chosen. The monthly amount transferred from the DCA account is either one-sixth or one-twelfth of the premium allocated to it depending on which program you select. You may not change the amount or frequency of transfers under this program.

The interest rate credited to the DCA account may be different from the interest rate credited to the fixed investment option. If the dollar cost averaging program is terminated, we will automatically transfer any Contract Value remaining in the DCA account to the fixed investment option. Please note that the six-month and twelve-month dollar cost averaging program(s) may not be available in your state. Please contact us for more information.


Currently, there is no charge for any dollar cost averaging program. In addition, your periodic transfers under a dollar cost averaging program are not counted against your twelve free transfers per Contract Year. We reserve the right to modify, suspend or terminate any dollar cost averaging program at any time. Dollar cost averaging does not guarantee profits, nor does it assure you will not have losses.


Asset Rebalancing

Once your premium has been allocated among the investment options, the earnings may cause the percentage invested in each investment option to differ from your allocation instructions. You can direct us to automatically rebalance your contract to return to your allocation percentages by selecting our asset rebalancing program. Rebalancing may be on a monthly, quarterly, semiannual or annual basis. The minimum amount of each rebalancing is $1,000.


Currently, there is no charge for asset rebalancing. In addition, a rebalancing is not counted against your twelve free transfers each Contract Year. We reserve the right to modify, suspend or terminate this program at anytime. We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.


================================================================================
                              INVESTMENT OPTIONS
================================================================================

Variable Investment Options

Variable Account A

Our board of directors authorized the organization of the variable account in 1986. The variable account is maintained pursuant to New York insurance law and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). However, the SEC does not supervise the management or the investment practices of the variable account.

We own the assets in the variable account and use them to support the variable portion of your contract and other variable annuity contracts described in other prospectuses. The variable account's assets are separate from our other assets and are not chargeable with liabilities arising out of any other business we conduct. Income, gains or losses, whether or not realized, are credited to or charged against the subaccounts of the variable account without regard to income, gains or losses arising out of any of our other business. As a result, the investment performance of each subaccount of the variable account is entirely independent of the investment performance of our general account and of any of our other variable accounts.

The variable account is divided into subaccounts, each of which invests in shares of a different portfolio of a mutual fund. The variable account maintains subaccounts that are not available under the contract. We may, from time to time, add or remove subaccounts and the corresponding portfolios. No substitution of shares of one portfolio for another will be made until you have been notified and the SEC has approved the change. If deemed to be in the best interest of persons having voting rights under the contract, the variable account may be operated as a management company under the 1940 Act, may be deregistered under that Act in the event such registration is no longer required, or may be combined with one or more other variable accounts.

The Fund and Its Portfolios


The AllianceBernstein Variable Products Series Fund, Inc. is a mutual fund registered with the SEC. It has additional portfolios that are not available under the contract.


You should carefully read the fund's prospectus before investing. The fund prospectus is attached to this prospectus and contains information regarding management of the portfolios, investment objectives, investment advisory fees, and other charges. The prospectus also discusses the risks involved in investing in the portfolios. Below is a summary of the investment objectives of the portfolios available under the contract. There is no assurance that any of these portfolios will achieve its stated objectives.


AllianceBernstein Global Bond Portfolio -- seeks a high level of return from a combination of current income and capital appreciation by investing in a globally diversified portfolio of high quality debt securities denominated in the U.S. dollar and a range of foreign currencies.



AllianceBernstein Global Dollar Government Portfolio -- seeks a high level of current income and, secondarily, capital appreciation.



AllianceBernstein Growth Portfolio (Class B) -- seeks to provide long-term growth of capital. Current income is incidental to the portfolio's objective.



AllianceBernstein Growth and Income Portfolio (Class B) -- seeks reasonable current income and reasonable opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.



AllianceBernstein High Yield Portfolio -- seeks to earn the highest level of current income without assuming undue risk by investing principally in high-yielding fixed income securities rated Baa or lower by Moody's or BBB or lower by S&P, Duff & Phelps or Fitch or, if unrated, of comparable quality as determined by Alliance.



AllianceBernstein International Portfolio -- seeks to obtain a total return on its assets from long-term growth of capital principally through a broad portfolio of marketable securities of established non-U.S. companies (or companies incorporated outside the U.S.), companies participating in foreign economies with prospects for growth, and foreign government securities.


AllianceBernstein International Value Portfolio -- seeks long-term growth of capital by investing primarily in a diversified portfolio of non-U.S. equity securities with an emphasis on companies that the adviser believes are undervalued.


AllianceBernstein Money Market Portfolio (Class B) -- seeks safety of principal, excellent liquidity and maximum current income to the extent consistent with the first two objectives.

AllianceBernstein Americas Government Income Portfolio -- seeks the highest level of current income, consistent with what Alliance considers to be prudent investment risk, that is available from a portfolio of debt securities issued or guaranteed by the governments of the United States, Canada or Mexico, their political subdivisions (including Canadian Provinces, but excluding states of the United States), agencies, instrumentalities or authorities.



AllianceBernstein Premier Growth Portfolio (Class B) -- seeks growth of capital by pursuing aggressive investment policies.



AllianceBernstein Quasar Portfolio -- seeks growth of capital by pursuing aggressive investment policies. Current income is incidental to the portfolio's objective.


AllianceBernstein Real Estate Investment Portfolio -- seeks total return from long-term growth of capital and income principally through investing in equity securities of companies that are primarily engaged in or related to the real estate industry.

AllianceBernstein Small Cap Value Portfolio -- seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with small market capitalizations with an emphasis on companies that the adviser believes are undervalued.


AllianceBernstein Technology Portfolio (Class B) -- seeks growth of capital. Current income is incidental to the portfolio's objective.



AllianceBernstein Total Return Portfolio -- seeks to achieve a high return through a combination of current income and capital appreciation.



AllianceBernstein U.S. Government/High Grade Securities Portfolio -- seeks high current income consistent with preservation of capital.


AllianceBernstein Utility Income Portfolio -- seeks current income and capital appreciation by investing primarily in equity and fixed-income securities of companies in the utilities industry.

AllianceBernstein Value Portfolio (Class B) -- seeks long-term growth of capital by investing primarily in a diversified portfolio of equity securities of companies with relatively large market capitalizations that the adviser believes are undervalued.


AllianceBernstein Worldwide Privatization Portfolio -- seeks long-term capital appreciation.


Alliance Capital Management L.P. may compensate us for providing administrative services in connection with the portfolios that are offered under the contract. Such compensation is paid from its assets.

Fixed Investment Option

Premium you allocate to the fixed investment option is guaranteed and goes into our general account. The general account is not registered with the SEC. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our variable account assets, assets in the general account are subject to claims of owners like you, as well as claims made by our other creditors.

We credit money allocated to the fixed investment option with interest on a daily basis at the guaranteed rate then in effect. The rate of interest to be credited to the general account is determined wholly within our discretion. However, the rate will not be changed more than once per year. We may restrict your ability to allocate amounts to the fixed investment option during any time period that the rate we are crediting on the account is equal to the minimum guaranteed interest rate. Please see your financial advisor to learn about any current restrictions.

If you allocate premium to the fixed investment option, the fixed portion of your Contract Value during the accumulation phase will depend on the total interest we credit to your contract. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

We reserve the right to delay any payment from the general account for up to six months from the date we receive the request at our Administrative Office, as permitted by law.

================================================================================
                            CHARGES AND DEDUCTIONS
================================================================================

Insurance Charges

Each day, we deduct insurance charges from your Contract Value. This is done as part of our calculation of the value of Accumulation Units during the accumulation phase and of Annuity Units during the income phase. The insurance charges are the mortality and expense risk charge, the administrative charge, and the charges for the optional death benefits described under "Death Benefit."

Mortality and Expense Risk Charge

The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the daily value of the variable portion of your contract. We will not increase this charge. It compensates us for assuming the risks associated with our obligations to make annuity payments, provide the death benefit, and cover the cost of administering the contract. If the charges under the contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit.

Administrative Charge

The administrative charge is equal, on an annual basis, to 0.15% of the daily value of the variable portion of your contract. It compensates us for our administrative expenses, which include preparing the contract, confirmations and statements, and maintaining contract records. If this charge is not enough to cover the costs of administering the contract, we will bear the loss.

Optional Death Benefit Charges

If you elect the optional death benefit, we will calculate and deduct a charge against the assets in the variable account equal to an annual charge as shown below:

                           Annual Ratchet Plan 0.10%

Surrender Charge

If you surrender your contract prior to the Annuity Date during the first seven years after a premium payment, we will assess a surrender charge as a percentage of premium withdrawn as shown below:

                                 Premium Year
                             --------------------
                             1   2   3   4   5   6   7   Thereafter
                             --  --  --  --  --  --  --  ----------
            Surrender Charge 6%  6%  5%  5%  4%  3%  2%     None

For purposes of calculating the surrender charge, we treat surrenders as coming from the oldest premiums first (i.e., first-in, first-out). However, we will not assess a surrender charge on that portion of a surrender equal to the greater of:

    (1) the Contract Value less premium paid, or

    (2) up to 10% of premium paid, less the amount of any prior surrender.

You will not receive the benefit of this "free withdrawal amount" if you participate in the systematic withdrawal program. If you make a partial surrender, we will deduct the surrender charge, if any, pro rata from the remaining value in your contract. If insufficient value remains in your contract, then we will deduct the surrender charge from the amount you are to receive as a result of your surrender request. Likewise, we will deduct a surrender charge on a full surrender from the amount you are to receive.

Contract Maintenance Fee

During the accumulation phase, we will deduct a contract maintenance fee of $30 from your contract on each Contract Anniversary. We will not increase this fee. It compensates us for the expenses incurred to establish and maintain your contract. If you surrender the entire value of your contract, the contract maintenance fee will be deducted prior to the surrender. During the income phase, we will pro rate the contract maintenance fee and deduct it from the annuity payments.

We do not deduct the contract maintenance fee if your Contract Value is $50,000 or more when the deduction is to be made.

Premium Taxes

We will deduct from your Contract Value any premium tax imposed by the state or locality where you reside. Premium taxes currently imposed on the contract by various states range from 0% to 3.5% of premiums paid. These taxes are due either when premium is paid or when annuity payments begin. It is our current practice to charge you for these taxes when annuity payments begin or if you surrender the contract in full. In the future, we may discontinue this practice and assess the tax when it is due or upon the payment of the death benefit.

Income Taxes

Although we do not currently deduct any charges for income taxes attributable to your contract, we reserve the right to do so in the future.

Fund Expenses


There are deductions from and expenses paid out of the assets of the various portfolios. These charges are described in the prospectus for the AllianceBernstein Variable Products Series Fund, Inc. and are summarized in the fee table.

Reduction or Elimination of Certain Charges and Additional Amounts Credited

We may reduce or eliminate the surrender charge or the administrative charge or change the minimum premium requirement when the contract is sold to groups of individuals under circumstances that reduce our sales expenses. We will determine the eligibility of such groups by considering factors such as:

    (1) the size of the group;

    (2) the total amount of premium we expect to receive from the group;

    (3) the nature of the purchase and the persistency we expect in that group;

    (4) the purpose of the purchase and whether that purpose makes it likely that expenses will be reduced; and

    (5) any other circumstances that we believe are relevant in determining whether reduced sales expenses may be expected.

We may also waive or reduce the surrender charge and/or contract maintenance fee in connection with contracts sold to employees, employees of affiliates, registered representatives, employees of broker-dealers which have a current selling agreement with us, and immediate family members of those persons. Any reduction or waiver may be withdrawn or modified by us.

================================================================================
                             ACCESS TO YOUR MONEY
================================================================================

Generally

Contract Value is available in the following ways:

    . by surrendering all or part of your Contract Value during the accumulation phase;

    .   by receiving annuity payments during the income phase;

    .   when we pay a death benefit.

Generally, surrenders are subject to a surrender charge, a contract maintenance fee and, if it is a full surrender, premium taxes. Surrenders may also be subject to income tax and a penalty tax.

To make a surrender you must send a complete and detailed written request to our Administrative Office. We will calculate your surrender as of the close of business of the NYSE at the value next determined after we receive your request. To surrender your entire Contract Value, you must also send us your contract.

Under most circumstances, partial surrenders must be for a minimum of $500. We require that your Contract Value be at least $2,000 after the partial surrender. If the Contract Value would be less than $2,000 as a result of a partial surrender, we may cancel the contract. Unless you provide us with different instructions, partial surrenders will be made pro rata from each investment option in which your contract is invested.

We may be required to suspend or postpone the payment of a surrender for an undetermined period of time when:

    . the NYSE is closed (other than a customary weekend and holiday closings);

    .   trading on the NYSE is restricted;

    . an emergency exists such that disposal of or determination of the value of shares of the portfolios is not reasonably practicable;

    .   the SEC, by order, so permits for the protection of owners.

Systematic Withdrawal Program

The systematic withdrawal program allows you to make regularly scheduled withdrawals from your Contract Value of at least $200 each on a monthly, quarterly, semiannual, or annual basis. In order to initiate the program, your Contract Value must be at least $24,000. A maximum of 10% of your Contract Value may be withdrawn in a Contract Year.

Surrender charges are not imposed on withdrawals under this program, nor is there any charge for participating in this program. You may not elect this program if you have made a partial surrender earlier in the same Contract Year. In addition, the free withdrawal amount is not available in connection with partial surrenders you make while participating in the systematic withdrawal program. You will be entitled to the free withdrawal amount on and after the Contract Anniversary next following the termination of the systematic withdrawal program.

Systematic withdrawals will begin on the first scheduled withdrawal date selected by you following the date we process your request. In the event that your value in a specified portfolio or the fixed investment option is not sufficient to make a withdrawal or if your request for systematic withdrawal does not specify the investment options from which to deduct withdrawals, withdrawals will be deducted pro rata from your Contract Value in each portfolio and the fixed investment option.

You may cancel the systematic withdrawal program at any time by written request. It will be cancelled automatically if your Contract Value falls below $1,000. In the event the systematic withdrawal program is canceled, you may not elect to participate in the program again until the next Contract Anniversary.

If your contract is issued in connection with an individual retirement annuity or 403(b) Plan, you are cautioned that your rights to implement a systematic withdrawal program may be subject to the terms and conditions of your plan, regardless of the terms and conditions of your contract. Moreover, implementation of the systematic withdrawal program may subject you to adverse tax consequences, including a 10% tax penalty if you are under age 59 1/2. See "Taxes" for a general discussion of the various tax consequences.

For information, including the necessary enrollment form, please check with our Administrative Office. We reserve the right to modify, suspend or terminate this program at any time.

================================================================================
                               ANNUITY PAYMENTS
================================================================================

Generally

Beginning on the Annuity Date, the Annuitant will receive monthly annuity payments. You may choose annuity payments that are fixed, variable or a combination of fixed and variable.

You select the Annuity Date, which must be the first day of a month and must be at least one year after we issue your contract. You may change the Annuity Date at least 30 days before payments are to begin. However, annuity payments must begin by the first day of the month following the Annuitant's 90th birthday. Certain states may require that annuity payments begin prior to such date and we must comply with those requirements.

You may change the Annuitant at any time prior to the Annuity Date. If you are not the Annuitant and the Annuitant dies before the Annuity Date, you must notify us and designate a new Annuitant.

Annuity Options

The contract offers the three annuity options described below. Other annuity options may be made available, including other guarantee periods and options without life contingencies, subject to our discretion. If you do not choose an annuity option, we will make annuity payments in accordance with option 2. However, if the annuity payments are for joint lives, we will make payments in accordance with option 3. Where permitted by state law, we may pay the annuity in one lump sum if your Contract Value is less than $2,000. In addition, if your annuity payments would be less than $100 per month, we have the right to change the frequency of your payment to be on a semiannual or annual basis so that the payments are at least $100.

Option 1 -- Life Income

Under this option, we will make monthly annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

Option 2 -- Life Income With 10 Year Guarantee

Under this option, we will make monthly annuity payments as long as the Annuitant is alive with the additional guarantee that payments will be made for a period you select of at least 10 years. If the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 3 -- Joint and Last Survivor Annuity

Under this option, we will make monthly annuity payments as long as either the Annuitant or Joint Annuitant is alive. Upon the death of the Annuitant, we will continue to make annuity payments so long as the Joint Annuitant is alive.

Variable Annuity Payments


The value of variable income payments, if elected, is based on an assumed interest rate ("AIR") of 5% compounded annually. Variable income payments generally increase or decrease from one income payment date to the next based upon the performance of the applicable variable investment options. If the performance of the variable investment options selected is equal to the AIR, the income payments will remain constant. If performance of variable investment options is greater than the AIR, the income payments will increase and if it is less than the AIR, the income payments will decline.


If you choose to have any portion of your annuity payments based on the variable investment options, the amount of your payments will depend upon:

    .   your Contract Value in the portfolios on the Annuity Date;

    . the 5% assumed investment rate used in the annuity table for the contract;

    .   the performance of the portfolios you selected;

    .   the annuity option you selected.

If the actual performance exceeds the 5% assumed rate, the annuity payments will increase. Similarly, if the actual rate is less than 5%, the annuity payments will decrease. The SAI contains more information.

Transfers During Income Phase

Transfers during the income phase are subject to the same limitations as transfers during the accumulation phase. See "The Contract -- Transfers During Accumulation Phase." However, you may only make one transfer each month and you may only transfer money among the variable investment options. You may not transfer money from the fixed investment option to the variable investment options or from the variable investment options to the fixed investment option.

Deferment of Payments

We may defer making fixed annuity payments for up to six months subject to state law. We will credit interest to you during the deferral period.

================================================================================
                                 DEATH BENEFIT
================================================================================

Death of Owner Before the Annuity Date

If you die before the Annuity Date and the contract is jointly owned, the death benefit is payable to the surviving joint owner. If you die before the Annuity Date and there is no surviving joint owner, the death benefit is payable to the beneficiary. We will determine the value of the death benefit as of the date we receive proof of death in a form acceptable to us. If ownership is changed from one natural person to another natural person, the death benefit will equal the Contract Value. If the surviving joint owner, if any, or designated beneficiary is your spouse, he or she can elect to continue the contract and become the owner. We determine the amount of the death benefit based on the death benefit option you select at the time of application, if any, and calculate it in accordance with the terms of that option as described below. The amount of the death benefit will never be less than the traditional death benefit. If you select the annual ratchet plan, the death benefit will be the greatest of the traditional death benefit or the annual ratchet plan. Not all death benefit options may be available in all states.

Traditional Death Benefit

Under the traditional death benefit, we will pay the amount equal to the greatest of:

    (1) the Contract Value;

    (2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

    (3) the greatest Contract Value at any seventh Contract Anniversary reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premiums paid subsequent to that Contract Anniversary.

The traditional death benefit will be paid unless you specify otherwise.

Optional Death Benefit

Annual Ratchet Plan.  We will pay a death benefit equal to the greatest of:

    (1) the Contract Value;

    (2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

    (3) the greatest Contract Value at any Contract Anniversary reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premiums paid subsequent to that Contract Anniversary.

The annual ratchet plan will be in effect if:

    (1) you select it on your application; and

    (2) the charge for the annual ratchet plan is shown in your contract.

The annual ratchet plan will cease to be in effect when we receive your written request to discontinue it.

Payment to Surviving Joint Owner or Beneficiary

Upon your death if prior to the Annuity Date, the surviving joint owner or the beneficiary, as applicable, may elect the death benefit to be paid as follows:

    (1) payment of the entire death benefit within five years of the date of your death; or

    (2) payment over the recipient's lifetime with distribution beginning within one year of your date of death.

If no payment option is elected within sixty days of our receipt of proof of your death, a single sum settlement will be made at the end of the sixty-day period following such receipt. Upon payment of a death benefit, the contract will end.

Death of Owner After the Annuity Date

If you are not the Annuitant, and if your death occurs on or after the Annuity Date, no death benefit will be payable under the contract. Any guaranteed payments remaining unpaid will continue to be paid to the Annuitant pursuant to the annuity option in force at the date of your death. If the contract is not owned by an individual, the Annuitant will be treated as the owner and any change of the named Annuitant will be treated as if the owner died.

Death of Annuitant

Before the Annuity Date

If you are not the Annuitant, and if the Annuitant dies before the Annuity Date, you may name a new Annuitant. If you do not name a new Annuitant within sixty days after we are notified of the Annuitant's death, we will deem you to be the new Annuitant.

After the Annuity Date

If an Annuitant dies after the Annuity Date, the remaining payments, if any, will be as specified in the annuity option in effect when the Annuitant died. We will require proof of the Annuitant's death. The remaining benefit, if any, will be paid to the beneficiary at least as rapidly as under the method of distribution in effect at the Annuitant's death. If you were not the Annuitant and no beneficiary survives the Annuitant, we will pay any remaining benefit to you.

================================================================================
                                  PERFORMANCE
================================================================================

Occasionally, we may advertise certain performance information for one or more subaccounts, including average annual total return and yield information. A subaccount's performance information is based on its past performance only and is not intended as an indication of future performance.

When we advertise the average annual total return of a subaccount, it will be calculated for one, five, and ten year periods or, where a subaccount has been in existence for a period of less than one, five, or ten years, for such lesser period. Average annual total return is measured by comparing the value of the investment in a subaccount at the beginning of the relevant period to the value of the investment at the end of the period. It assumes the deduction of any surrender charge that would be payable if the contract was surrendered at the end of the period. Then the average annual compounded rate of return is calculated to produce the value of the investment at the end of the period. We may simultaneously present returns that do not reflect all of the contract charges or assume a surrender and, therefore, do not deduct a surrender charge.

When we advertise the yield of a subaccount we will calculate it based upon a given thirty-day period. The yield is determined by dividing the net investment income earned per Accumulation Unit during the period by the value of an Accumulation Unit on the last day of the period.

When we advertise the performance of the money market subaccount we may advertise the yield or the effective yield in addition to the average annual total return. The yield of the money market subaccount refers to the income generated by an investment in that subaccount over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Average annual total return at the variable account level is lower than at the underlying portfolio level because it is reduced by all contract charges except optional benefit charges (i.e., surrender charge, mortality and expense risk charge, administrative charge, and contract maintenance fee). Similarly, yield and effective yield at the variable account level are lower than at the portfolio level because they are also reduced by all contract charges except optional benefit charges.

Performance information for a subaccount may be compared to:

    (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a portfolio's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

    (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

    (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the contract; and

    (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

================================================================================
                                     TAXES
================================================================================




Note: We prepared the following information on taxes as a general discussion of the subject. This information addresses general federal taxation matters, and generally does not address state taxation issues or questions. It is not tax advice. We caution you to seek competent tax advice about your own circumstances. We do not guarantee the tax status of your annuity. Tax laws constantly change; therefore, We cannot guarantee that the information contained herein is complete and/or accurate. We have included an additional discussion regarding taxes in the SAI.



Annuity Contracts in General



The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.



If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-Qualified contract. A Non-Qualified contract receives different tax treatment than a Qualified contract. In general, your cost in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.



If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans are:
Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have cost basis in a Roth IRA, and you may have cost basis in a traditional IRA or in another Qualified Contract.



Tax Treatment of Distributions -- Non-Qualified Contracts



If you make a partial or total withdrawal from a Non-Qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes are treated as being distributed before the earnings on those contributions. If you annuitize your contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment(s). Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 591/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) when paid in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) under an immediate annuity; or
(6) which are attributable to Purchase Payments made prior to August 14, 1982.



Tax Treatment of Distributions -- Qualified Contracts (including governmental 457(b) eligible deferred compensation plans)



Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, with certain limited exceptions, any amount of money you take out as a withdrawal or as income payments is taxable income. In the case of certain Qualified contracts, the IRC further provides for a 10% penalty tax on any taxable withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 591/2;
(2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments, made for your life or for the joint lives of you and your Beneficiary, that begins after separation from service with the employer sponsoring the plan;
(5) to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in the IRC; only from an IRA); (7) to fund certain first-time home purchase expenses (only from an IRA); (8) when you separate from service after attaining age 55 (does not apply to an IRA);
(9) when paid for health insurance, if you are unemployed and meet certain requirements; and (10) when paid to an alternate payee pursuant to a qualified domestic relations order. This 10% penalty tax does not apply to withdrawals or income payments from governmental 457(b) eligible deferred compensation plans, except to the extent that such withdrawals or income payments are attributable to a prior rollover to the plan (or earnings thereon) from another plan or arrangement that was subject to the 10% penalty tax.



The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 591/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity contract as of December 31, 1988 are not subject to these restrictions. Qualifying transfers of amounts from one TSA contract to another TSA contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this contract the transferred amount will retain the custodial account withdrawal restrictions.



Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.



Minimum Distributions



Generally, the IRC requires that you begin taking annual distributions from qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 701/2 or (2) the calendar year in which you retire. If you own an IRA, you must begin taking distributions when you attain age 701/2 regardless of when you retire. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your

TSA contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.



You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.



Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.



You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and We do not guarantee the accuracy of Our calculations. Accordingly, We recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to Our Annuity Service Center. We reserve the right to change or discontinue this service at any time.



The IRS has issued new regulations, effective January 1, 2003, regarding required minimum distributions from qualified annuity contracts. One of the new regulations requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. We are currently awaiting further clarification from the IRS on this regulation, including how the value of such benefits is determined. You should discuss the effect of these new regulations with your tax advisor.



Tax Treatment of Death Benefits



Any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.



Certain enhanced death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 591/2.



If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for Qualified contracts. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract. Furthermore, the IRC provides that the assets of an IRA (including a Roth IRA) may not be invested in life insurance, but may provide, in the case of death during the Accumulation Phase, for a death benefit payment equal to the greater of Purchase Payments or Contract Value. This contract offers death benefits, which may exceed the greater of Purchase Payments or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

Contracts Owned by a Trust or Corporation



A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified contract owned by a non-natural owner as an annuity contract for Federal income tax purposes. The non-natural owner pays tax currently on the contract's value in excess of the owner's cost basis. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a non-qualified annuity contract.



Gifts, Pledges and/or Assignments of a Contract



If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.



The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.



Diversification and Investor Control



The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Variable Portfolios' management monitors the Variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.



The diversification regulations do not provide guidance as to the circumstances under which you, and not American International Life Assurance Company of New York, would be considered the owner of the shares of the Variable Portfolios under your Nonqualified Contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." It is unknown to what extent owners are permitted to select investments, to make transfers among Variable Portfolios or the number and type of Variable Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-qualified Contract, could be treated as the owner of the underlying Variable Portfolios. Due to the uncertainty in this area, We reserve the right to modify the contract in an attempt to maintain favorable tax treatment.



These investor control limitations generally do not apply to Qualified Contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified Contracts in the future.

================================================================================
                               OTHER INFORMATION
================================================================================

American International Life Assurance Company of New York

We are a stock life insurance company organized under the laws of New York. We were incorporated in 1962. Our principal business address is 80 Pine Street, New York, NY 10005. We provide a full range of life insurance policies and annuity contracts. We are a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business in approximately 130 countries and jurisdictions around the world.

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to AIG by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and should not be considered as bearing on the investment performance of assets held in the variable account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, nor do the ratings comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

Ownership

This prospectus describes both individual flexible premium deferred variable annuity contracts and group flexible premium deferred variable annuity contracts. The individual and group contracts described in this prospectus are identical except that the individual contract is issued directly to the individual owner. A group contract is issued to a contract holder for the benefit of the participants in the group. If you are a participant in the group you will receive a certificate evidencing your ownership. You, either as the owner of an individual contract or as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this prospectus, the term contract is equally applicable to an individual contract or to a certificate.

Voting Rights

To the extent required by law, we will vote the portfolio shares held in the variable account at shareholder meetings in accordance with instructions received from persons having a voting interest in the portfolio. However, if legal requirements or our interpretation of present law changes to permit us to vote the portfolio shares in our own right, we may elect to do so.

Prior to the Annuity Date, you hold a voting interest in each portfolio in whose corresponding subaccount you have Contract Value. We determine the number of portfolio shares that are attributable to you by dividing the corresponding value in a particular portfolio by the net asset value of one portfolio share. After the Annuity Date, we determine the number of portfolio shares that are attributable to you by dividing the reserve maintained in a particular portfolio to meet the obligations under the contract by the net asset value of one portfolio share. The number of votes that you will have a right to cast will be determined as of the record date established by each portfolio.

We will solicit voting instructions by mail prior to the shareholder meeting. Each person having a voting interest in a portfolio will receive proxy material, reports and other materials relating to the appropriate portfolios. We will vote shares in accordance with instructions received from the person having a voting interest. We will vote shares for which we receive no timely instructions and any shares not attributable to owners in proportion to the voting instructions we have received.

The voting rights relate only to amounts invested in the variable account. There are no voting rights with respect to funds allocated to the fixed investment option.

Administration of the Contract

While we have primary responsibility for all administration of the contract and the variable account, we have retained the services of Delaware Valley Financial Services, Inc. ("DVFS") pursuant to an administrative agreement. These administrative services include issuance of the contract and maintenance of owner records. DVFS serves as the administrator to various insurance companies offering variable annuity contracts and variable life insurance policies.

Legal Proceedings

There are no pending legal proceedings that, in our judgment, are material with respect to the variable account.

================================================================================

                             FINANCIAL STATEMENTS

================================================================================



Financial statements of American International Life Assurance Company of New York and of the Variable Account A are included in the SAI, which may be obtained without charge by calling (800) 255-8402 or writing to Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031. The financial statements have also been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov.

================================================================================

                                  APPENDIX A

================================================================================

                        CONDENSED FINANCIAL INFORMATION
                              VARIABLE ACCOUNT A
                           ACCUMULATION UNIT VALUES*

         (for an Accumulation Unit outstanding throughout the period)

                               As of December 31



                                     2002         2001         2000          1999          1998         1997
                                 ------------ ------------ ------------ -------------- ------------ ------------
ALLIANCEBERNSTEIN
 VARIABLE PRODUCTS
 SERIES FUND, INC.
 ALLIANCEBERNSTEIN
 GLOBAL BOND
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        13.01        13.23        13.26          14.32        12.73        12.82
       End of Period............        15.00        13.01        13.23          13.26        14.32        12.73
    Accum Units o/s @ end of
     period.....................   106,481.38    87,368.37   120,938.09     143,078.76   170.885.41   161,242.31
ALLIANCEBERNSTEIN
 GLOBAL DOLLAR
 GOVERNMENT
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        18.91        17.54        15.59          12.54        16.24        14.55
       End of Period............        21.66        18.91        17.54          15.59        12.54        16.24
    Accum Units o/s @ end of
     period.....................    96,972.15   104,669.97   111,186.16     111,574.88   145,266.04   179,585.93
ALLIANCEBERNSTEIN
 GROWTH PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        23.48        31.12        38.26          28.85        22.73        17.73
       End of Period............        16.65        23.48        31.12          38.26        28.85        22.73
    Accum Units o/s @ end of
     period.....................   844,713.94 1,208,542.21 1,562,901.11 111,666,132.37 1,653,158.58 1,695,515.74
ALLIANCEBERNSTEIN
 GROWTH & INCOME
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        35.08        35.45        31.57          28.74        24.11        18.99
       End of Period............        26.97        35.08        35.45          31.57        28.74        24.11
    Accum Units o/s @ end of
     period..................... 1,132,749.08 1,614,034.37 1,896,833.03 222,088,797.99 2,005,770.75 1,868,628.86
ALLIANCEBERNSTEIN
 HIGH YIELD
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......         8.93         8.79         9.40           9.78        10.30          N/A
       End of Period............         8.54         8.93         8.79           9.40         9.78        10.30
    Accum Units o/s @ end of
     period.....................   286,111.51   205,170.96   250,504.53     311,807.12   161,632.20     4,116.47

                        CONDENSED FINANCIAL INFORMATION
                              VARIABLE ACCOUNT A
                           ACCUMULATION UNIT VALUES*

    (for an Accumulation Unit outstanding throughout the period)--continued
                               As of December 31


                                     2002         2001         2000         1999         1998         1997
                                 ------------ ------------ ------------ ------------ ------------ ------------
ALLIANCEBERNSTEIN
 INTERNATIONAL
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        12.28        16.04        20.29        14.68        13.17        12.92
       End of Period............        10.26        12.28        16.04        20.29        14.68        13.17
    Accum Units o/s @ end of
     period.....................   405,946.82   539,574.31   640,478.13   629,923.79   658,768.46   612,030.95
ALLIANCEBERNSTEIN
 INTERNATIONAL VALUE
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......         9.78          N/A          N/A          N/A          N/A          N/A
       End of Period............         9.15         9.78          N/A          N/A          N/A          N/A
    Accum Units o/s @ end of
     period.....................    76,926.59     7,540.05          N/A          N/A          N/A          N/A
ALLIANCEBERNSTEIN
 MONEY MARKET
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        12.98        12.71        12.17        11.79        11.39        10.99
       End of Period............        12.94        12.98        12.71        12.17        11.79        11.39
    Accum Units o/s @ end of
     period.....................   757,587.75 1,377,871.15 1,208,991.25 1,440,087.19 1,165,714.86   919,968.32
ALLIANCEBERNSTEIN
 AMERICAS
 GOVERNMENT INCOME
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        16.65        16.31        14.71        13.70        13.35        12.35
       End of Period............        18.23        16.65        16.31        14.71        13.70        13.35
    Accum Units o/s @ end of
     period.....................   325,425.61   349,119.64   474,012.68   452,117.14   506,676.27   469,970.73
ALLIANCEBERNSTEIN
 PREMIER GROWTH
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        31.14        38.15        46.37        35.54        24.36        18.45
       End of Period............        21.30        31.14        38.15        46.37        35.54        24.36
    Accum Units o/s @ end of
     period..................... 1,097,342.20 1,612,696.67 2,088,447.24  2,092,20.32 1,758,411.11 1,411,993.79
ALLIANCEBERNSTEIN
 QUASAR PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        10.72        12.46        13.46        11.66        12.38        10.58
       End of Period............         7.21        10.72        12.46        13.46        11.66        12.38
    Accum Units o/s @ end of
     period.....................   578,339.45   718,113.71   866,069.80   756,712.16   902,341.60   629,523.13

                        CONDENSED FINANCIAL INFORMATION
                              VARIABLE ACCOUNT A
                           ACCUMULATION UNIT VALUES*

    (for an Accumulation Unit outstanding throughout the period)--continued
                               As of December 31


                                     2002         2001         2000         1999        1998        1997
                                 ------------ ------------ ------------ ------------ ---------- ------------
ALLIANCEBERNSTEIN REAL
 ESTATE INVESTMENT
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        12.40        11.35         9.09         9.71      12.16          N/A
       End of Period............        12.55        12.40        11.35         9.09       9.71        12.16
    Accum Units o/s @ end of
     period.....................   232,560.59   216,931.09   217,027.19   191,461.45 200,970.16   184,436.41
ALLIANCEBERNSTEIN
 SMALL CAP VALUE
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        11.08          N/A          N/A          N/A        N/A          N/A
       End of Period............        10.24        11.08          N/A          N/A        N/A          N/A
    Accum Units o/s @ end of
     period.....................   239,548.81   102,467.17          N/A          N/A        N/A          N/A
ALLIANCEBERNSTEIN
 TECHNOLOGY PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        18.27        24.78        32.02        18.48      11.44        10.90
       End of Period............        10.50        18.27        24.78        32.02      18.48        11.44
    Accum Units o/s @ end of
     period..................... 1,097,452.61 1,537,916.21 1,927,579.02 1,399,804.13 959,429.79 1,033,596.21
ALLIANCEBERNSTEIN
 TOTAL RETURN
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        21.89        21.71        19.56        18.62      16.14        13.52
       End of Period............        19.30        21.89        21.71        19.56      18.62        16.14
    Accum Units o/s @ end of
     period.....................   595,010.93   712,271.45   585,294.73   521,657.49 558,929.44   568,896.78
ALLIANCEBERNSTEIN U.S.
 GOVERNMENT/HIGH
 GRADE SECURITIES
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period......        14.75        13.86        12.66        13.16      12.33        11.50
       End of Period............        15.67        14.75        13.86        12.66      13.16        12.33
    Accum Units o/s @ end of
     period..................... 1,052,029.00   618,869.20   541,211.40   704,381.77 760,115.22   601,935.75

                        CONDENSED FINANCIAL INFORMATION
                              VARIABLE ACCOUNT A
                           ACCUMULATION UNIT VALUES*

    (for an Accumulation Unit outstanding throughout the period)--continued
                               As of December 31


                                          2002       2001       2000       1999       1998       1997
                                       ---------- ---------- ---------- ---------- ---------- ----------
ALLIANCEBERNSTEIN UTILITY
 INCOME PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............      18.55      24.27      22.08      18.75      15.35      12.38
       End of Period..................      14.24      18.55      24.27      22.08      18.75      15.35
    Accum Units o/s @ end of period... 228,027.35 332,091.40 393,588.41 367,300.62 356,279.99 341,317.44
ALLIANCEBERNSTEIN VALUE
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............       9.98        N/A        N/A        N/A        N/A        N/A
       End of Period..................       8.56       9.98        N/A        N/A        N/A        N/A
    Accum Units o/s @ end of period... 321,428.75 212,874.39        N/A        N/A        N/A        N/A
ALLIANCEBERNSTEIN WORLDWIDE
 PRIVATIZATION PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............      14.89      18.26      24.04      15.35      14.04      12.86
       End of Period..................      14.07      14.89      18.26      24.04      15.35      14.04
    Accum Units o/s @ end of period... 256,592.11 350,202.20 493,898.77 520,828.28 495,811.65 495,269.51

                        CONDENSED FINANCIAL INFORMATION
                              VARIABLE ACCOUNT A
                           ACCUMULATION UNIT VALUES*

    (for an Accumulation Unit outstanding throughout the period)--continued
                               As of December 31


                                           1996        1995       1994      1993      1992
                                       ------------ ---------- ---------- --------- --------
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
 SERIES FUND
ALLIANCEBERNSTEIN GLOBAL BOND
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        12.24       9.94      10.61     10.00      N/A
       End of Period..................        12.82      12.24       9.94     10.61      N/A
    Accum Units o/s @ end of period...   145,722.74  76,604.28  27,806.30  5,589.55      N/A
ALLIANCEBERNSTEIN GLOBAL DOLLAR
 GOVERNMENT PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        11.81       9.73      10.00       N/A      N/A
       End of Period..................        14.55      11.81       9.73       N/A      N/A
    Accum Units o/s @ end of period...    76,451.58  16,171.63   5,958.18       N/A      N/A
ALLIANCEBERNSTEIN GROWTH PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        13.99      10.48      11.13     10.00    10.00
       End of Period..................        17.73      13.99      10.48     11.13    10.00
    Accum Units o/s @ end of period... 1,541,465.58 777,108.88  56,104.84 35,271.53 2,081.43
ALLIANCEBERNSTEIN GROWTH & INCOME
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        15.52      11.57      11.76     10.66    10.00
       End of Period..................        18.99      15.52      11.57     11.76    10.66
    Accum Units o/s @ end of period... 1,324,216.31 502,667.80 179,245.69 37,573.04 7,731.36
ALLIANCEBERNSTEIN HIGH YIELD
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............          N/A        N/A        N/A       N/A      N/A
       End of Period..................          N/A        N/A        N/A       N/A      N/A
    Accum Units o/s @ end of period...          N/A        N/A        N/A       N/A      N/A
ALLIANCEBERNSTEIN INTERNATIONAL
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        12.22      11.27      10.69     10.00      N/A
       End of Period..................        12.92      12.22      11.27     10.69      N/A
    Accum Units o/s @ end of period...   525,023.12 228,254.81 122,616.95 22,441.08      N/A
ALLIANCEBERNSTEIN MONEY MARKET
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        10.64      10.27      10.07     10.00      N/A
       End of Period..................        10.99      10.64      10.27     10.07      N/A
    Accum Units o/s @ end of period...   890,464.95 551,555.84 206,034.73  1,590.74      N/A
ALLIANCEBERNSTEIN NORTH AMERICAN
 GOVERNMENT INCOME PORTFOLIO
    Accumulation Unit Value
       Beginning of Period............        10.55       8.71      10.00       N/A      N/A
       End of Period..................        12.35      10.55       8.71       N/A      N/A
    Accum Units o/s @ end of period...   279,368.63  95,031.46  89,164.68       N/A      N/A

                        CONDENSED FINANCIAL INFORMATION
                              VARIABLE ACCOUNT A
                           ACCUMULATION UNIT VALUES*

    (for an Accumulation Unit outstanding throughout the period)--continued
                               As of December 31


                                             1996        1995       1994      1993   1992
                                         ------------ ---------- ---------- -------- ----
ALLIANCEBERNSTEIN PREMIER GROWTH
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period..............        15.25      10.66      10.00      N/A N/A
       End of Period....................        18.45      15.25      10.66      N/A N/A
    Accum Units o/s @ end of period..... 1,026,432.81 420,662.68 108,111.20      N/A N/A
ALLIANCEBERNSTEIN QUASAR PORTFOLIO
    Accumulation Unit Value
       Beginning of Period..............        10.00        N/A        N/A      N/A N/A
       End of Period....................        10.58        N/A        N/A      N/A N/A
    Accum Units o/s @ end of period.....   179,808.73        N/A        N/A      N/A N/A
ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period..............          N/A        N/A        N/A      N/A N/A
       End of Period....................          N/A        N/A        N/A      N/A N/A
    Accum Units o/s @ end of period.....          N/A        N/A        N/A      N/A N/A
ALLIANCEBERNSTEIN TECHNOLOGY PORTFOLIO
    Accumulation Unit Value
       Beginning of Period..............        10.00        N/A        N/A      N/A N/A
       End of Period....................        10.90        N/A        N/A      N/A N/A
    Accum Units o/s @ end of period.....   431,529.41        N/A        N/A      N/A N/A
ALLIANCEBERNSTEIN TOTAL RETURN PORTFOLIO
    Accumulation Unit Value
       Beginning of Period..............        11.90       9.75      10.00      N/A N/A
       End of Period....................        13.52      11.90       9.75      N/A N/A
    Accum Units o/s @ end of period.....   455,709.19 121,094.82   4,871.12      N/A N/A
ALLIANCEBERNSTEIN U.S. GOVERNMENT/HIGH
 GRADE SECURITIES PORTFOLIO
    Accumulation Unit Value
       Beginning of Period..............        11.38       9.66      10.17    10.00 N/A
       End of Period....................        11.50      11.38       9.66    10.17 N/A
    Accum Units o/s @ end of period.....   552,183.99 390,483.21  75,881.31 7,608.84 N/A
ALLIANCEBERNSTEIN UTILITY INCOME
 PORTFOLIO
    Accumulation Unit Value
       Beginning of Period..............        11.64       9.71      10.00      N/A N/A
       End of Period....................        12.38      11.64       9.71      N/A N/A
    Accum Units o/s @ end of period.....   305,608.09 103,042.86  13,690.19      N/A N/A
ALLIANCEBERNSTEIN WORLDWIDE
 PRIVATIZATION PORTFOLIO
    Accumulation Unit Value
       Beginning of Period..............        11.01      10.05      10.00      N/A N/A
       End of Period....................        12.86      11.01      10.05      N/A N/A
    Accum Units o/s @ end of period.....   224,339.58  62,769.30   6,357.69      N/A N/A

================================================================================
                             TABLE OF CONTENTS OF
                    THE STATEMENT OF ADDITIONAL INFORMATION
================================================================================


   GENERAL INFORMATION...................................................  3
     American International Life Assurance Company of New York...........  3
     Independent Accountants.............................................  3
     Distributor.........................................................  3
     Potential Conflicts.................................................  3

   CALCULATION OF PERFORMANCE DATA.......................................  3
     Yield and Effective Yield Quotations for the Money Market Subaccount  3
     Yield Quotations for Other Subaccounts..............................  4
     Standardized Performance Data.......................................  4
     Non-Standardized Performance Data...................................  5
     Standardized Average Annual Total Return............................  6
     Non-Standardized Average Annual Total Return........................  7
     Tax Deferred Accumulation...........................................  8

   ANNUITY PROVISIONS....................................................  8
     Variable Annuity Payments...........................................  8
     Annuity Unit Value..................................................  9
     Net Investment Factor...............................................  9
     Taxes............................................................... 10
     Additional Provisions............................................... 17

   FINANCIAL STATEMENTS.................................................. 17

Please forward a copy (without charge) of the American International Life Assurance Company of New York Ovation Variable Annuity Statement of Additional Information to:


(Please print or type and fill in all information.)

------------------------------------------
Name

------------------------------------------
Address

------------------------------------------
City/State/Zip

------------------------------------------
Date

------------------------------------------
Signed


Return to: Annuity Service Center
           Delaware Valley Financial Services, Inc.
           P.O. Box 3031
           Berwyn, PA 19312-0031

                       STATEMENT OF ADDITIONAL INFORMATION

                                   May 1, 2003

                            OVATION VARIABLE ANNUITY

                                    issued by

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK

                                   through its

                               VARIABLE ACCOUNT A

This statement of additional information is not a prospectus. It should be read in conjunction with the prospectus describing the flexible premium deferred annuity contract. The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus dated May 1, 2003, call us at (800) 255-8402 or write to us at Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031.

================================================================================
                                TABLE OF CONTENTS
================================================================================


GENERAL INFORMATION .............................................   3
     American International Life Assurance Company of New York ..   3
     Independent Accountants ....................................   3
     Distributor ................................................   3
     Potential Conflicts ........................................   3

CALCULATION OF PERFORMANCE DATA .................................   3
     Yield and Effective Yield Quotations for the
      Money Market Subaccount ...................................   3
     Yield Quotations for Other Subaccounts .....................   4
     Standardized Performance Data ..............................   4
     Non-Standardized Performance Data ..........................   5
     Standardized Average Annual Total Return ...................   6
     Non-Standardized Average Annual Total Return ...............   7
     Tax Deferred Accumulation ..................................   8

ANNUITY PROVISIONS ..............................................   8
     Variable Annuity Payments ..................................   8
     Annuity Unit Value .........................................   9
     Net Investment Factor ......................................   9
     Taxes ......................................................  10
     Additional Provisions ......................................  17
FINANCIAL STATEMENTS ............................................  17

================================================================================
                               GENERAL INFORMATION
================================================================================

American International Life Assurance Company of New York

A description of American International Life Assurance Company of New York and its ownership is contained in the prospectus. We will provide for the safekeeping of the assets of Variable Account A.

Independent Accountants

Our financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, whose offices are located in Houston, Texas.

Distributor

Our affiliate, AIG Equity Sales Corp. ("AIGESC"), 70 Pine Street, New York, New York, acts as the distributor of the contract. AIGESC is a wholly owned subsidiary of American International Group, Inc. Commissions not to exceed 7% of premiums will be paid to entities that sell the contract. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services. Commissions are paid by Variable Account A directly to selling dealers and representatives on behalf of AIGESC. Aggregate commissions were $1,680,407 in 2002, $1,621,708 in 2001, $4,114,883 in 2000, and
$2,379,279 in 1999. Commissions retained by AIGESC were $0 in 2002, $0 in 2001, 2000, and 1999.

Potential Conflicts

Shares of the funds may be sold only to separate accounts of life insurance companies. They may be sold to our other separate accounts, as well as to separate accounts of other affiliated or unaffiliated life insurance companies, to fund variable annuity contracts and variable life insurance policies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a fund simultaneously. Although neither we nor the funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity owners, each fund's board of directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. If a material irreconcilable conflict were to occur, we will take whatever steps are deemed necessary, at our expense, to remedy or eliminate the irreconcilable material conflict. As a result, one or more insurance company separate accounts might withdraw their investments in the fund. This might force the fund to sell securities at disadvantageous prices.

================================================================================
                         CALCULATION OF PERFORMANCE DATA
================================================================================

Yield and Effective Yield Quotations for the Money Market Subaccount

The yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account A included in the registration statement. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

Any effective yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account A included in the registration statement and will be carried at least to the nearest hundredth of one percent. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

               Effective Yield = [(Base Period Return + 1)/365/7/]-1

For purposes of the yield and effective yield quotations, the hypothetical charge reflects all deductions that are charged to all owner accounts in proportion to the length of the base period. For any fees that vary with the size of the account, the account size is assumed to be the money market subaccount's mean account size. The yield and effective yield quotations do not reflect the surrender charge that may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the premium was held under the contract and whether withdrawals had been previously made during that Contract Year. No deductions or sales loads are assessed upon annuitization under the contract. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the money market subaccount and the corresponding portfolio are excluded from the calculation of yield.

Yield Quotations for Other Subaccounts

Yield quotations will be based on the thirty-day period ended on the date of the most recent balance sheet of Variable Account A included in the registration statement, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                           Yield = 2[(a - b + 1)/6/ - 1]
                                      -----
                                       cd

Where: a = net investment income earned during the period by the portfolio attributable to shares owned by the Subaccount.

     b = expenses accrued for the period (net of reimbursements)

     c = the average daily number of Accumulation Units outstanding during the period

     d = the maximum offering price per Accumulation Unit on the last day of the period.

Yield quotations for a subaccount reflect all recurring contract charges (except surrender charge). For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size.

A surrender charge may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the premium was held under the contract, and whether withdrawals had previously been made during that Contract Year.

Standardized Performance Data

The total return quotations for all of the subaccounts will be average annual total return quotations for one, five, and ten year periods (or, where a subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of Variable Account A and for the period from the date monies were first placed into the subaccounts until the aforesaid date. This type of performance information is referred to as standardized performance and is based on the life of the subaccount. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)n = ERV

Where: P = a hypothetical initial payment of $1,000

     T = average annual total return

     n = number of years

     ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period

The average annual total return quotations reflect all portfolio expenses and all contract charges except optional benefit charges and assume a total surrender at the end of the particular period. For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size.

Non-Standardized Performance Data

Non-standardized performance data will be calculated in a manner similar to the average annual total return described above for the subaccounts. It is average annual total return for the underlying portfolios for one, three, five, and ten year periods (or, where a portfolio has been in existence for a period of less than one, three, five or ten years, for such lesser period). For purposes of determining non-standardized average annual total return, the actual investment performance of each portfolio is reflected from the date such portfolio commenced operations even though the contract may not have been available at that time. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)n = ERV

Where: P = a hypothetical initial payment of $1,000

     T = average annual total return

     n = number of years

     ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period

Non-standardized average annual total return quotations reflect all portfolio expenses and all contract charges except the contract maintenance fee and the optional benefit charges. For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size. The calculations do not assume a total surrender as of the end of the particular period and, therefore, no surrender charge is reflected.

                    Standardized Average Annual Total Return


This table reflects historical subaccount investment results as of December 31, 2002, based on a $1,000 hypothetical investment over the periods indicated below. The returns reflect all portfolio expenses and all variable account charges except optional benefit charges. The variable account charges include the mortality and expense risk charge, administrative charge, contract maintenance fee, and any surrender charge applicable if an owner surrendered the contract at the end of the relevant period. The portfolio charges include management fees and other operating expenses.



---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        10 YEARS
                                                                          SUBACCOUNT                                    OR SINCE
              SUBACCOUNT                                                INCEPTION DATE    1 YEAR         5 YEARS       INCEPTION
=================================================================================================================================
AllianceBernstein Global Bond Subaccount                                 07/08/92            9.83%          2.70%         4.51%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Global Dollar Government Subaccount                    05/02/94            9.07%          5.34%         8.96%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Growth Subaccount (Class B)                            09/15/94          -34.72%         -7.15%         6.14%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Growth and Income Subaccount (Class B)                 07/08/92          -28.81%          1.41%         9.57%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein High Yield Subaccount                                  10/27/97           -9.84%         -4.53%        -4.00%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein International Subaccount                               12/28/92          -21.91%         -5.76%         1.05%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Money Market Subaccount (Class B)                      02/03/93           -6.01%          1.75%         2.49%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Americas Government Income Subaccount                  05/03/94            3.99%          5.86%         6.81%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Premier Growth Subaccount (Class B)                    07/08/92          -37.26%         -3.60%         7.42%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Quasar Subaccount                                      08/05/96          -38.18%        -11.37%        -5.41%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Real Estate Investment Subaccount                      01/09/97           -4.29%         -0.08%         3.05%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Technology Subaccount (Class B)                        01/11/96          -48.08%         -2.60%         0.09%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Total Return Subaccount                                12/28/92          -17.29%          3.01%         6.96%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein U.S. Government/High Grade Securities Subaccount       09/17/92            0.83%          4.31%         4.78%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Utility Income Subaccount                              05/10/94          -28.66%         -2.26%         4.01%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Worldwide Privatization Subaccount                     09/23/94          -10.98%         -0.70%         3.90%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein International Value Subaccount                         05/01/01          -11.93%           N/A         -9.49%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value Subaccount                             05/01/01          -12.96%           N/A         -2.38%
---------------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Value Subaccount (Class B)                             05/01/01          -19.59%           N/A        -12.92%
---------------------------------------------------------------------------------------------------------------------------------


Non-Standardized Average Annual Total Return


This table reflects adjusted historical portfolio investment results as of December 31, 2002, based on a $1,000 hypothetical investment over the periods indicated below. The returns reflect all portfolio charges and certain variable account charges. The variable account charges include the mortality and expense risk charge and administrative charge. The returns do not reflect the contract maintenance fee, surrender charge, or optional benefit charges. If reflected, those charges would reduce the performance quoted. The portfolio charges include management fees and other operating expenses.



-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                    10 YEARS
                                                                    PORTFOLIO                                       OR SINCE
              PORTFOLIO                                          INCEPTION DATE     1 YEAR    3 YEARS    5 YEARS   INCEPTION
=============================================================================================================================
AllianceBernstein Global Bond Portfolio                             07/15/91         9.89%      2.79%      2.70%      4.51%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Global Dollar Government Portfolio                05/02/94         9.13%     10.35%      5.34%      8.96%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Growth Portfolio (Class B)                        09/15/94       -34.66%    -27.11%     -7.15%      6.14%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Growth and Income Portfolio (Class B)             01/14/91       -28.75%     -7.05%      1.41%      9.57%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein High Yield Portfolio                              10/27/97        -9.78%     -4.66%     -4.53%     -4.00%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein International Portfolio                           12/28/92       -21.85%    -22.76%     -5.76%      1.05%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Money Market Portfolio (Class B)                  02/03/93        -5.96%      0.35%      1.75%      2.49%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Americas Government Income Portfolio              05/03/94         4.05%      6.08%      5.86%      6.81%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Premier Growth Portfolio (Class B)                06/26/92       -37.20%    -25.62%     -3.60%      7.42%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Quasar Portfolio                                  08/05/96       -38.12%    -21.09%    -11.37%     -5.41%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Real Estate Investment Portfolio                  01/09/97        -4.23%     10.12%     -0.08%      3.05%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Technology Portfolio (Class B)                    01/11/96       -48.02%    -34.48%     -2.60%      0.09%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Total Return Portfolio                            12/28/92       -17.23%     -1.98%      3.01%      6.96%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein U.S. Government/High Grade Securities Portfolio   09/17/92         0.89%      6.07%      4.31       4.78%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Utility Income Portfolio                          05/10/94       -28.60%    -15.64%     -2.26%      4.01%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Worldwide Privatization Portfolio                 09/23/94       -10.92%    -18.55%     -0.70%      3.90%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein International Value Portfolio                     05/01/01       -11.87%       N/A        N/A      -9.49%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Small Cap Value Portfolio                         05/01/01       -12.90%       N/A        N/A      -2.38%
-----------------------------------------------------------------------------------------------------------------------------
AllianceBernstein Value Portfolio (Class B)                         05/01/01       -19.53%       N/A        N/A     -12.92%
-----------------------------------------------------------------------------------------------------------------------------

Tax Deferred Accumulation

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax deferred compounding on Variable Account A's investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract. Thus, the annuity contract will benefit from tax deferral during the accumulation phase, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The chart shows accumulations on an initial investment or premium of a given amount, assuming hypothetical gross annual returns compounded annually, and a stated assumed rate. The values shown for the taxable investment do not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity in a chart reflect the deduction of contractual expenses such as the 1.25% mortality and expense risk charge, the 0.15% administrative charge, and the $30 contract maintenance fee, but not the expenses of an underlying investment portfolio. In addition, these values assume that the owner does not surrender the contract or make any partial surrenders until the end of the period shown. The chart assumes a full surrender at the end of the period shown and the payment of taxes at the 31% rate on the amount in excess of the premium.

In developing tax-deferral charts, we will follow these general principles:

     (1)  the assumed rate of earnings will be realistic;

     (2) the chart will depict accurately the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges;

     (3) comparative charts for accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender; and

     (4) a narrative accompanying the chart will disclose prominently that there may be a 10% tax penalty on a surrender by an owner who has not reached age 59 1/2.

The rates of return illustrated are hypothetical and are not an estimate or guaranty of performance. Actual tax rates may vary for different taxpayers.

================================================================================
                               ANNUITY PROVISIONS
================================================================================

Variable Annuity Payments

A variable annuity is an annuity with payments which are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable subaccounts. At the Annuity Date, the Contract Value in each subaccount will be applied to the applicable annuity tables contained in the contract. The annuity table used will depend upon the payment option chosen. The same Contract Value amount applied to each payment option may produce a different initial annuity payment. If, as of the Annuity Date, the then current annuity rates applicable to the contract will provide a larger income than that guaranteed for the same form of annuity under the contract, the larger amount will be paid.

The first annuity payment for each subaccount is determined by multiplying the amount of the Contract Value allocated to that subaccount by the factor shown in the table for the option selected, divided by 1000. The dollar amount of subsequent annuity payments is determined as follows:

(a) The dollar amount of the first annuity payment is divided by the Annuity Unit value as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the annuity payment period, subject to any transfers.

(b) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the Valuation Period fourteen days prior to the date of payment.

The total dollar amount of each variable annuity payment is the sum of all subaccount variable annuity payments less the pro-rata amount of the administrative charge.

Annuity Unit Value

The value of an Annuity Unit for each subaccount was arbitrarily set initially at $10. This was done when the first portfolio shares were purchased. The Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the subaccount's Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

     o (a) is the net investment factor for the Valuation Period for which the Annuity Unit value is being determined; and

     o    (b) is the assumed investment factor for such Valuation Period.

The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed investment rate of 5%.

Net Investment Factor

The net investment factor is used to determine how investment results of a portfolio affect the Annuity Unit value of the subaccount from one Valuation Period to the next. The net investment factor for each subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     o    (a) is equal to:

               (i) the net asset value per share of the portfolio held in the subaccount determined at the end of that Valuation Period, plus

               (ii) the per share amount of any dividend or capital gain
                    distribution made by the portfolio held in the subaccount if the "ex-dividend" date occurs during that same Valuation Period, plus or minus

               (iii) a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the subaccount.

     o    (b) is equal to:

               (i) the net asset value per share of the portfolio held in the subaccount determined as of the end of the prior Valuation Period, plus or minus

               (ii) the per share charge or credit for any change in tax
                    reserves for the prior Valuation Period.

     o    (c) is equal to:

               (i) the percentage factor representing the mortality and expense risk charge, plus

               (ii) the percentage factor representing the administrative charge.

The net investment factor may be greater or less than the assumed investment factor. Therefore, the Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.

================================================================================
                                     TAXES
================================================================================

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For contracts issued in connection with Nonqualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including rollovers from IRAs can be waived.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401(a), 403(a) or, if from a plan of a governmental employer, 457(b) of the Code, or from a tax-sheltered annuity qualified under
Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION -- SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Nonqualified variable annuity contracts. These requirements generally do not apply to Qualified Contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Nonqualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Nonqualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan or pursuant to a qualified domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (or, in the case of an IRA, pursuant to a domestic relations order.)

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP
OF A NONQUALIFIED CONTRACT

If you transfer ownership of your Nonqualified Contract to a person other than your spouse (or former spouse if incident to divorce) you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Nonqualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

TRUSTEE TO TRUSTEE TRANSFERS OF QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals can only be made when an owner: (1) reaches age 59-1/2; (2) leaves his or her job; (3) dies;
(4) becomes disabled (as defined in the IRC); or (5) experiences a hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Transfers of amounts from one Qualified contract to another Qualified contract of the same plan type or to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that a Nonqualified annuity contract may be exchanged in a tax-free transaction for another Nonqualified annuity contract. Historically, it was presumed that only the exchange of an entire contact, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced with the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. The IRS recently ruled that the transfer of a nonqualified annuity contract into a pre-existing annuity contract also qualifies as a tax-free exchange under IRC section 1035. Prior to this ruling, it was at best uncertain whether annuity owners could exchange an annuity contract tax-free into an existing contract, even though it appeared to be possible to effectively achieve the same result by exchanging two existing contracts into a single new contract. However, it is uncertain what effect this ruling will have, if any, on the issue of partial exchanges. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to limitations under the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) PLANS OF SELF-EMPLOYED INDIVIDUALS: "H.R. 10 PLANS"

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.

One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2003 is $12,000. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with the employer, and by an additional $2,000 in

2003 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions may not exceed the lessor of $40,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum contribution for 2003 is the lessor of $3,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $500 in 2002 and 2003. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) ROTH IRAS

Section 408(A) of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular Individual Retirement Annuity or Individual Retirement Account under Section 408 of the Code, contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Unlike IRAs, to which everyone can contribute even if they cannot deduct the full contribution, income limits for Roth IRAs are limitations on who can establish such a contract. Certain persons may be eligible to convert a regular IRA into a Roth IRA. If they elect such a conversion, they generally also will be required to pay taxes on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) PENSION AND PROFIT-SHARING PLANS

Sections 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees.However, public employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) DEFERRED COMPENSATION PLANS -- SECTION 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expands the range of eligible tax-free rollover distributions that may be made among qualified contracts. The changes made to the IRC by EGTRRA are scheduled to expire on December 31, 2010. Congress may, however, decide to promulgate legislation making the changes permanent or delaying their expiration.

Additional Provisions

We will require proof of age and sex of the Annuitant before making any life annuity payment provided for by the contract. If the age or sex of the Annuitant has been misstated, we will compute the amount payable based on the correct age and sex. If annuity payments have begun, any underpayment that may have been made will be paid in full with the next annuity payment, including interest at the minimum annual rate of 3%. Any overpayments, including interest at the minimum annual rate of 3%, unless repaid to us in one sum, will be deducted from future annuity payments until we are repaid in full.

If a contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

We will give the payee under an annuity payment option a settlement contract for the payment option.

You may assign the contract prior to the Annuity Date. You must send a dated and signed written request to our Administrative Office accompanied by a duly executed copy of any assignment. We are not responsible for the validity of any assignment.


--------------------------------------------------------------------------------
                             Financial Statements
--------------------------------------------------------------------------------

Our financial statements and those of Variable Account A are included herein. The financial statements have also been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov. Our financial statements shall be considered only as bearing upon our ability to meet our obligations under the contract.

                      AMERICAN INTERNATIONAL LIFE ASSURANCE
                               COMPANY OF NEW YORK
                          (a wholly-owned subsidiary of
                       American International Group, Inc.)







                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                        Report of Independent Accountants

To the Stockholders and Board of Directors
American International Life Assurance Company of New York:

In our opinion, the accompanying balance sheets and the related statements of income, capital funds, cash flows and comprehensive income present fairly, in all material respects, the financial position of American International Life Assurance Company (a wholly-owned subsidiary of American International Group, Inc.) at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" in 2001. Also as discussed in Note 2 to the financial statements, the Company adopted EITF No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in 2001.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------


Houston, Texas
February 13, 2003

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                                 BALANCE SHEETS
                                 (in thousands)


                                                                           December 31,            December 31,
                                                                               2002                    2001
                                                                           ------------            ------------
Assets

Investments and cash:
Fixed maturities:
        Bonds available for sale, at market value                            $7,414,518            $6,171,000
        (cost: 2002 - $7,082,775; 2001 - $6,111,388)
Equity securities, at market value                                                9,635                22,556
         (cost: 2002 - $9,631; 2001 - $24,733)
Mortgage loans on real estate, net of allowance
         (2002 - $19,000; 2001 - $19,000)                                       366,162               383,481
Policy loans                                                                     10,360                10,212
Other invested assets                                                            68,021               154,914
Derivative assets, at market                                                          -                 2,416
Short-term investments, at cost (approximates market value)                      32,277                68,620
Cash                                                                                  -                    12
                                                                             ----------            ----------

    Total investments and cash                                                7,900,973             6,813,211


Investment income due and accrued                                               114,389                96,854
Reinsurance assets                                                               44,125               195,857
Deferred policy acquisition costs                                               173,205               198,453
Income taxes receivable                                                               -                25,043
Amounts due from related parties                                                      -                24,898
Separate and variable accounts                                                  196,146               297,407
Other assets                                                                      8,714                16,781
                                                                             ----------            ----------

                                    Total assets                             $8,437,552            $7,668,504
                                                                             ==========            ==========








                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                                 BALANCE SHEETS
                      (in thousands, except share amounts)



                                                                            December 31,           December 31,
                                                                               2002                    2001
                                                                            -----------            -----------
Liabilities

  Policyholders' contract deposits                                           $5,167,321              $4,363,237
  Future policy benefits for life and accident
    and health insurance contracts                                            2,169,296               2,202,712
  Reserve for unearned premiums                                                   6,159                   7,188
  Policy and contract claims                                                     53,222                 157,777
  Income taxes payable                                                            8,136                       -
  Amounts due to related parties                                                  1,943                       -
  Separate and variable accounts                                                196,146                 297,407
  Derivative liabilities, at market                                              12,602                       -
  Other liabilities                                                             101,996                  67,183
                                                                             ----------              ----------


                                    Total liabilities                         7,716,821               7,095,504
                                                                             ----------              ----------




Capital funds

  Common stock, $200 par value; 16,125 shares
       authorized, issued and outstanding                                         3,225                   3,225
  Additional paid-in capital                                                    238,025                 197,025
  Retained earnings                                                             313,776                 333,626
  Accumulated other comprehensive income                                        165,705                  39,124
                                                                             ----------              ----------

                                    Total capital funds                         720,731                 573,000
                                                                             ----------              ----------


Total liabilities and capital funds                                          $8,437,552              $7,668,504
                                                                             ==========              ==========





                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                              STATEMENTS OF INCOME
                                 (in thousands)



                                                                            Years ended December 31,
                                                        -------------------------------------------------------------
                                                            2002                     2001                    2000
                                                        ------------             ------------            ------------

Revenues:
  Premiums and other considerations                      $ 216,291                $  503,560               $236,174
  Net investment income                                    540,971                   483,261                454,863
  Realized capital gains (losses)                         (142,314)                   55,478                (60,266)
                                                         ---------                ----------               --------


          Total revenues                                   614,948                 1,042,299                630,771
                                                         ---------                ----------               --------


Benefits and expenses:
  Death and other benefits                                 324,161                   297,624                263,403
  Increase in future policy benefits
     and policyholders' contract deposits                  277,655                   536,386                272,537
  Insurance acquisition and other
     operating expenses                                     44,144                    75,819                 83,144
                                                         ---------                ----------               --------

          Total benefits and expenses                      645,960                   909,829                619,084
                                                         ---------                ----------               --------


Income (loss) before income taxes                          (31,012)                  132,470                 11,687
                                                         ---------                ----------               --------

Income taxes:

   Current                                                  25,774                    48,632                 13,372
   Deferred                                                (36,936)                   (2,052)                (8,833)
                                                         ---------                ----------               --------

          Total income tax expense (benefit)               (11,162)                   46,580                  4,539
                                                         ---------                ----------               --------

Net income (loss) before cumulative effect
               of accounting changes                       (19,850)                   85,890                  7,148
Cumulative effect of accounting changes,
               net of tax                                        -                   (17,241)                     -
                                                         ---------                ----------               --------

Net income (loss)                                        $ (19,850)               $   68,649               $  7,148
                                                         =========                ==========               ========




                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                           STATEMENTS OF CAPITAL FUNDS
                                 (in thousands)



                                                                              Years ended December 31,
                                                        -------------------------------------------------------------
                                                            2002                      2001                   2000
                                                        ------------              ------------          -------------

Common stock

Balance at beginning and end of year                       $  3,225                  $  3,225              $  3,225
                                                           --------                  --------              --------




Additional paid-in capital

Balance at beginning of year                                197,025                   197,025               197,025
Capital contributions from parent                            41,000                         -                     -
                                                           --------                  --------              --------
Balance at end of year                                      238,025                   197,025               197,025
                                                           --------                  --------              --------


Retained earnings

Balance at beginning of year                                333,626                   264,977               277,829
Net income                                                  (19,850)                   68,649                 7,148
Dividends to stockholders                                         -                         -               (20,000)
                                                           --------                  --------              --------

Balance at end of year                                      313,776                   333,626               264,977
                                                           --------                  --------              --------


Accumulated other comprehensive income

  Balance at beginning of year                               39,124                    35,623               (59,831)
   Change in net unrealized appreciation of
      investments - net of reclassifications                205,565                     2,590               146,932
         Deferred income tax expense on
           above changes                                    (69,223)                     (659)              (51,478)
   Change in net derivative (losses) gains
        arising from cash flow hedging activities           (15,017)                    2,416                     -
         Deferred income tax benefit (expense)
           on above changes                                   5,256                      (846)                    -
                                                           --------                  --------              --------

   Balance at end of year                                   165,705                    39,124                35,623
                                                           --------                  --------              --------


               Total capital funds                         $720,731                  $573,000              $500,850
                                                           ========                  ========              ========




                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                      Years ended December 31,
                                                                         -------------------------------------------------
                                                                             2002              2001               2000
                                                                         ------------      ------------       ------------

Cash flows from operating activities:
  Net income (loss)                                                     $   (19,850)        $    68,649         $   7,148
                                                                        -----------         -----------         ---------

Adjustments to reconcile net income to net cash provided by operating activities:
    Non-cash revenues, expenses, gains and losses included in income:
         Change in insurance reserves                                      (139,000)            179,216           133,793
         Change in accounting principles                                          -              26,524                 -
         Change in premiums and insurance balances
            receivable and payable - net                                      4,573              (3,344)            4,662
         Change in reinsurance assets                                       151,731             155,870           (45,063)
         Change in deferred policy acquisition costs                        (43,531)            (33,119)            6,635
         Change in investment income due and accrued                        (17,535)             (7,491)           (6,861)
         Realized capital (gains) losses                                    142,314             (55,478)           60,266
         Change in income taxes - net                                       (30,621)            (16,076)             (295)
         Change in reserves for commissions, expenses and taxes              (2,058)               (825)              568
         Change in other assets and liabilities - net                       104,809             (54,963)           35,850
                                                                        -----------         -----------         ---------
    Total adjustments                                                       170,682             190,314           189,555
                                                                        -----------         -----------         ---------
Net cash provided by operating activities                                   150,832             258,963           196,703
                                                                        -----------         -----------         ---------

Cash flows from investing activities:
     Cost of fixed maturities, sold                                       1,731,449           1,684,605           281,411
     Cost of fixed maturities, matured or redeemed                          759,609             423,471           462,195
     Cost of equity securities sold                                          15,402              18,572             3,047
     Cost of real estate sold                                                36,746               1,522             2,786
     Realized capital gains (losses)                                       (142,314)             55,478           (60,266)
     Purchase of fixed maturities                                        (3,447,345)         (3,053,470)         (848,607)
     Purchase of equity securities                                             (519)             (5,068)           (1,182)
     Purchase of real estate                                                      -             (23,799)                -
     Mortgage loans funded                                                  (30,695)            (20,175)         (108,183)
     Repayments of mortgage loans                                            48,014             109,270            96,067
     Change in policy loans                                                    (148)                269              (496)
     Change in short-term investments                                        36,342             (45,114)          120,260
     Change in other invested assets                                         47,336              16,324           (28,228)
     Other - net                                                            (49,805)              8,433           (21,027)
                                                                        -----------         -----------         ---------
 Net cash used in investing activities                                     (995,928)           (829,682)         (102,223)
                                                                        -----------         -----------         ---------


Cash flows from financing activities:
 Net deposits to policyholder contracts                                     804,084             570,722           (74,716)
 Additional paid-in-capital                                                  41,000                   -                 -
 Dividends to stockholders                                                        -                   -           (20,000)
                                                                        -----------         -----------         ---------
    Net cash provided by  (used in) financing activities                    845,084             570,722           (94,716)
                                                                        -----------         -----------         ---------

Change in cash                                                                  (12)                  3              (236)
Cash at beginning of year                                                        12                   9               245
                                                                        -----------         -----------         ---------
Cash at end of year                                                     $         -         $        12         $       9
                                                                        ===========         ===========         =========




                 See accompanying notes to financial statements

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)



                                                                           Years ended December 31,
                                                          ------------------------------------------------------------
                                                              2002                     2001                   2000
                                                          ------------             ------------          -------------

Comprehensive income

Net income (loss)                                          $(19,850)                  $68,649              $  7,148
                                                           --------                   -------              --------



Other comprehensive income

Change in net unrealized appreciation of
     investments - net of reclassifications                 205,565                     2,590               146,932
      Deferred income tax expense on
         above changes                                      (69,223)                     (659)              (51,478)
Change in net derivative (losses) gains
    arising from cash flow hedging activities               (15,017)                    2,416                     -
      Deferred income tax benefit (expense)
         on above changes                                     5,256                      (846)                    -
                                                           --------                   -------              --------

  Other comprehensive income                                126,581                     3,501                95,454
                                                           --------                   -------              --------

 Comprehensive income                                      $106,731                   $72,150              $102,602
                                                           ========                   =======              ========


                 See accompanying notes to financial statements.

            AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY OF NEW YORK
                         NOTES TO FINANCIAL STATEMENTS

1.  Nature of Business

        American International Life Assurance Company of New York (the "Company") is part of the Life Insurance Division (the "Life Division") of American International Group, Inc. ("AIG"), it's ultimate parent. The company, domiciled in New York, has been doing business since 1962 as a provider of individual and group life insurance, fixed, variable and terminal funding annuities, and structured settlement contracts. The Company is licensed to sell life and accident and health insurance in the District of Columbia and all states except Arizona, Connecticut and Maryland. The Company is also licensed in American Samoa, Virgin Island, Canada and Guam.

2.  Summary of Significant Accounting Policies

    (a) Basis of Presentation: The financial statements of the Company have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    (b) Investments: Fixed maturities available for sale, where the company may not have the ability or positive intent to hold these securities until maturity, are carried at current market value. Interest income with respect to fixed maturity securities is accrued currently. Included in fixed maturities available for sale are collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives. Common and non-redeemable preferred stocks are carried at current market values. Dividend income is generally recognized when receivable. Short-term investments consists of interest bearing cash accounts and money market instruments, and are carried at cost, which approximates market.

        Unrealized gains and losses from investments in equity securities and fixed maturities available for sale are reflected as a separate component of comprehensive income, net of deferred acquisition cost amortization and deferred income taxes in capital funds currently.

        Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and estimated net fair value.

        In January 2001, the Emerging Issues Task Force ("EITF") issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (i.e. collateralized debt obligations). In accordance with the transition provisions of EITF 99-20, the Company recorded in its income statement for 2001 a cumulative effect of an accounting change adjustment loss of $17.2 million, net of tax.

        Mortgage loans on real estate are carried at the unpaid principal balance less unamortized loan origination fees and costs and an allowance for uncollectible loans. Interest income on such loans is accrued currently.

        Policy loans are carried at the aggregate unpaid principal balance. There is no allowance for policy loans, as these loans serve to reduce the death benefits paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy

        Other invested assets consist primarily of limited partnerships and other investments not classified elsewhere herein. These assets are recorded using the equity method, which approximates fair value

    (c) Deferred Acquisition Costs ("DAC"): DAC consists of commissions and other costs that vary with and are primarily related to the production or acquisition of new business. Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs related to universal life and investment-type products (non-traditional products) are deferred and amortized, with interest, in relation to the incidence of estimated gross profits ("EGPs") to be realized over the estimated lives of the contracts. EGPs are composed of net investment income, net realized investment gains and losses, mortality and expense margins and surrender charges. The Company adjusts DAC amortization for non-traditional products (a "DAC unlocking") when estimates of current or future gross profits are revised. The DAC asset is reviewed at least annually for recoverability based on the profitability (both current and projected future) of the underlying contracts.

        With respect to the Company's variable life and annuity contracts, the assumption for the long-term annual net growth of the separate and variable account assets used by the Company in the determination of DAC amortization is approximately 10% (the "long-term growth rate assumption"). The Company uses a "reversion to the mean" methodology which allows the Company to maintain this 10% long-term growth rate assumption, while also giving consideration to the effect of short-term swings in the equity markets. For example, if performance were 15% during the first year following the introduction of a product, the DAC model would assume that market returns for the following five years (the "short-term growth rate assumption") would approximate 9%, resulting in an average annual growth rate of 10% during the life of the product. Similarly, following periods of below 10% performance, the model will assume a short-term growth rate higher than 10%. A DAC unlocking will occur if management considers the short-term growth rate (i.e., the growth rate required to revert to the mean 10% growth rate over a five-year period) to be unachievable. The use of a reversion to the mean assumption is common within the industry; however, the parameters used in the methodology are subject to judgment and vary among companies.

    (d) Income Taxes: The Company joins in a consolidated federal income tax return with the Parent and its domestic subsidiaries. The Company and the Parent have a written tax allocation agreement whereby the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate return. Additionally, the Parent agrees to reimburse the Company for any tax benefits arising out of its net losses within ninety days after the filing of that consolidated tax return for the year in which these losses are utilized. Deferred federal income taxes are provided for temporary differences related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

    (e) Premium Recognition and Related Benefits and Expenses: Premiums for traditional life insurance products are recognized when due. A liability for future policy benefits is recorded using the net level premium method.

        Amounts received for non-traditional products are classified as deposits to policyholders' contracts instead of revenue. Revenues for these contracts are included in premiums and other considerations and consist of mortality, expense and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortized DAC.

        For limited payment contracts, primarily the Company's life contingent annuities and terminal funding contracts, gross premiums are recorded as revenue when due and the difference between the gross premium and the net premium is deferred and recognized in income in a constant relationship to the amount of expected future benefit payments. Reserves for these contracts are based on estimates of the cost of future policy benefits.

        Premiums on accident and health premiums are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as unearned premiums.

        A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contractholder, the contractholder's beneficiary will receive the greater of (1) the contractholder's account value, or (2) a guaranteed minimum death benefit (the GMDB) that varies by product. These benefits have issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contractholder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided. The Company limits this risk through the use of reinsurance arrangements. The Company reports GMDB-related benefits in the period incurred, and therefore does not record a liability for future benefits. GMDB-related variable annuity contractholder benefits were $428,627, $35,729 and $0 for the years ended December 31, 2002, 2001, and 2000, respectively.

    (f) Policy and Contract Claims: Policy and contract claims include amounts representing: (1) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and, (2) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in income currently.

    (g) Separate and Variable Accounts: Separate and variable accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who predominantly bear the investment risk. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

        The Company receives administrative fees for managing the funds and other fees for assuming mortality and certain expense risks. Such fees are included in premiums and other considerations in the consolidated statements of income.

    (h) Reinsurance Assets: Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of the Company's reinsurance arrangements for ceded unearned premiums, future policy benefits for life and accident and health insurance contracts, policyholder contract deposits and policy and contract claims.

    (i) Derivatives: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities"
        (FAS 133). In June 2000, FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" (FAS 138).

        Together, these Statements require the Company to recognize all derivatives in the balance sheet at fair value. The financial statement recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. AI Life did not hold any derivatives at January 1, 2001 and as a result did not have a cumulative effect of accounting change.

        On the date the derivative contract is entered into, the Company designates the derivative as a fair value hedge or a cash flow hedge. It is a fair value hedge if it hedges subsequent changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge). It is a cash flow hedge if it hedges a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a fair value hedge is recorded in current period earnings, along with the loss or gains on the hedged item attributed to the hedged risk. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a cash flow hedge is recorded in other comprehensive income until earnings are affected by the variability of cash flows.

        The Company documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet, or specific firm commitments. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

        During 2002, there were no hedges that were discontinued or otherwise no longer qualify as hedges under FAS 133 and FAS 138. With respect to fair value hedges, hedge ineffectiveness was insignificant during 2002.

    (j) Reclassifications: Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform with the 2002 presentation. Such reclassifications had no effect on capital funds, net income (loss) or cash flows.

    (k) New Accounting Standards:
        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142). As of January 1, 2002, the Company adopted FAS 142. FAS 142 requires the Company to discontinue the amortization of goodwill in its statements of income. FAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process prescribed in FAS 142, whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. FAS 142 also requires the completion of a transitional impairment test in the year of adoption, with any identified impairments recognized as a cumulative effect of change in accounting principles. The impact of the adoption of FAS 142, with respect to the Company's results of operations and financial condition was not deemed significant.

        In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN45). FIN45 requires that, for guarantees within its scope that are issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be established and recognized through earnings. FIN45 also requires additional disclosures in financial statements starting with the Company's 2002 year-end financial statements. The Company believes that the impact of FIN45 on its results of operations and financial condition will not be significant.

        In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN46). FIN46 changes the method of determining whether certain entities should be consolidated in the Company's consolidated financial statements. An entity is subject to FIN46 and is called a Variable Interest Entity (VIE) if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under existing guidance. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

        The provisions of FIN46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which the Company obtains an interest after that date. For VIEs in which the Company holds a variable interest that it acquired before February 1, 2003, FIN46 applies to the fiscal quarter ended September 30, 2003. For any VIEs that must be consolidated under FIN46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

        The Company is currently evaluating the impact of applying FIN46 to existing VIEs in which it has a variable interest, if any, and believes that the impact on its results of operations and financial condition will not be significant.

3.  Investment Information

    (a) Statutory Deposits: Securities with a carrying value of $4,156,000 and $4,108,000 were deposited by the Company under requirements of regulatory authorities as of December 31, 2002 and 2001, respectively.

    (b) Net Investment Income: An analysis of net investment income is as follows (in thousands):

                                                                                 Years ended December 31,
                                                                       -----------------------------------------
                                                                       2002                2001              2000
                                                                       ----                ----              ----

        Fixed maturities                                             $490,780            $424,858          $398,501
        Equity securities                                                 860               2,986             3,074
        Mortgage loans                                                 31,862              41,159            40,595
        Real estate                                                     1,461               4,297             1,979
        Policy loans                                                      738                 752               742
        Cash and short-term investments                                 2,029               3,348             5,829
        Other invested assets                                          15,353              12,246             9,055
                                                                     --------            --------          --------
               Total investment income                                543,083             489,646           459,775

        Investment expenses                                             2,112               6,385             4,912
                                                                     --------            --------          --------

               Net investment income                                 $540,971            $483,261          $454,863
                                                                     ========            ========          ========



    (c) Investment Gains and Losses: The net realized capital gains (losses) and change in unrealized appreciation (depreciation) of investments for 2002, 2001 and 2000 are summarized below (in thousands):


                                                                                Years ended December 31,
                                                                       ---------------------------------------
                                                                       2002               2001             2000
                                                                       ----               ----             ----
        Realized gains (losses) on investments:

        Fixed maturities                                            $ (89,412)            $13,081          $(57,820)
        Equity securities                                              (2,904)             17,722               340
        Real estate                                                      (648)             (1,522)           (2,786)
        Other invested assets                                               -              26,526                 -
        Deferred policy acquisition costs                             (49,350)               (329)                -
                                                                    ---------             -------          --------
        Realized gains (losses)                                     $(142,314)            $55,478          $(60,266)
                                                                    =========             =======          ========

        Change in unrealized appreciation (depreciation) of investments:

        Fixed maturities                                            $ 272,131            $ 90,452          $ 72,175
        Equity securities                                               2,181             (18,446)            5,341
        Other invested assets                                               -             (69,416)           69,416
        Deferred policy acquisition costs                             (68,692)                  -                 -
        Negative investment in minority interest                          (55)                  -                 -
        Derivative assets                                             (15,017)              2,416                 -
                                                                    ---------            --------          --------
        Change in unrealized appreciation
                (depreciation) of investments                       $ 190,548            $  5,006          $146,932
                                                                     ========            ========          ========


        During 2002, 2001 and 2000, gross gains of $67,334,000, $84,375,000 and
        $4,565,000, respectively, and gross losses of $156,746,000, $71,294,000 and $62,385,000, respectively, were realized on dispositions of fixed maturities. The 2002, 2001 and 2000 losses include writedowns of $82,854,000, 24,800,000 and 27,049,000, respectively for certain securities available for sale, which experienced a decline in value that are deemed other than temporary.

        During 2002, 2001 and 2000, gross gains of $465,000, $17,722,000 and
        $340,000, respectively, and gross losses of $3,369,000, $0 and $0, respectively, were realized on dispositions of equity securities.

    (d) Market Value of Fixed Maturities and Unrealized Appreciation of
        Investments: The amortized cost and estimated market values of investments in fixed maturities at December 31, 2002 and 2001 are as follows (in thousands):

                                                                            Gross             Gross         Estimated
        2002                                             Amortized        Unrealized       Unrealized         Market
        ----                                                Cost            Gains            Losses            Value
                                                         ---------        ----------       ----------       ----------

        Fixed maturities:
           U.S. Government and government
               agencies and authorities                  $   62,559         $ 13,823        $      5        $   76,377
           Foreign Governments                               17,310            1,189               1            18,498
           States, municipalities and
               political subdivisions                       154,479           20,956               -           175,435
           Mortgage-backed securities                       979,866           69,388           1,868         1,047,386
           All other corporate                            5,868,561          398,024         169,763         6,096,822
                                                         ----------         --------       ---------        ----------

        Total fixed maturities                           $7,082,775         $503,380        $171,637        $7,414,518
                                                         ==========         ========        ========        ==========

        Equity securities                                $    9,631         $     53        $     49        $    9,635
                                                         ==========         ========        ========        ==========




                                                                            Gross             Gross         Estimated
        2001                                             Amortized        Unrealized       Unrealized         Market
        ----                                                Cost            Gains            Losses            Value
                                                         ---------        ----------       ----------       ----------
       Fixed maturities:
           U.S. Government and government
               agencies and authorities                  $   55,427         $  9,676        $      7        $   65,096
           States, municipalities and
               political subdivisions                       126,214           12,273              76           138,411
           Mortgage-backed securities                     1,067,915           26,061           8,433         1,085,543
           All other corporate                            4,861,832          163,842         143,724         4,881,950
                                                         ----------         --------        --------        ----------

        Total fixed maturities                           $6,111,388         $211,852        $152,240        $6,171,000
                                                         ==========         ========        ========        ==========

        Equity securities                                $   24,733         $    792        $  2,969        $   22,556
                                                         ==========         ========        ========        ==========


        The amortized cost and estimated market value of fixed maturities available for sale at December 31, 2002, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                                             Estimated
                                                                     Amortized                 Market
                                                                        Cost                   Value
                                                                     ---------               ----------

        Due in one year or less                                       $  524,428              $  548,347
        Due after one year through five years                          1,497,403               1,567,221
        Due after five years through ten years                         2,116,790               2,214,465
        Due after ten years                                            2,944,154               3,084,485
                                                                      ----------              ----------
                                                                      $7,082,775              $7,414,518
                                                                      ==========              ==========

    (e) Net Unrealized Gains (losses) on Fixed Maturities and Equity Securities:
        Net unrealized gains (losses) on fixed maturity and equity securities included in accumulated other comprehensive income (loss) at December 31 are as follows (in thousands):

                                                                2002                 2001                 2000
                                                                ----                 ----                 ----
        Gross unrealized gains                               $ 503,433            $ 212,644            $ 189,844
        Gross unrealized losses                               (171,686)            (155,209)            (204,196)
        Deferred policy acquisition costs                      (68,692)                   -                    -
        Deferred income tax benefit (expense)                  (89,176)             (20,102)               5,023
                                                             ---------            ---------            ---------
           Net unrealized gains (losses)
                on securities                                $ 173,879            $  37,333            $  (9,329)
                                                             =========            =========            =========

    (f) CMOs: CMOs are primarily U.S. Government and Government agency backed and triple A-rated securities. CMOs are included in other corporate fixed maturities. The Company's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 2002 and 2001.

        At December 31, 2002, the gross weighted average coupon of this portfolio was 6.54.

    (g) Fixed Maturities Below Investment Grade: At December 31, 2002 and 2001, the fixed maturities held by the Company that were below investment grade had an aggregate amortized cost of $648,746,000 and $546,951,000, respectively, and an aggregate market value of $556,530,000 and $480,045,000, respectively.

    (h) Non-income Producing Assets: Non-income producing assets were insignificant.

    (i) Investments Greater than 10% Equity: The market value of investments in the following companies exceeded 10% of the Company's total capital funds at December 31, 2002 (in thousands).

        Metropolitan Life                               $84,966
        Washington Mutual                                79,430


4.  Deferred Policy Acquisition Costs

    The following reflects the deferred policy acquisition costs (commissions, direct solicitation and other costs) which will be amortized against future income and the related current amortization charged to income, excluding certain amounts deferred and amortized in the same period (in thousands):

                                                                                 Years ended December 31,
                                                                       ------------------------------------------
                                                                       2002               2001               2000
                                                                       ----               ----               ----

    Balance at beginning of year                                     $198,453            $165,349            $172,009
    Acquisition costs deferred                                         59,400              60,106              28,615
    Amortization charged to income                                    (15,160)            (26,358)            (35,275)
    Effect of net unrealized gains/losses                             (68,692)                  -                   -
    Deferred policy acquisition costs transfer for
     terminated reinsurance                                              (796)               (644)                  -
                                                                     --------            --------            --------
    Balance at end of year                                           $173,205            $198,453            $165,349
                                                                     ========            ========            ========

    For the year ended December 31, 2002, the Company recorded an adjustment to deferred policy acquisition costs with respect to non-traditional products as a result of changes in the net unrealized gains or losses on debt and equity securities available for sale. That is, as fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to deferred policy acquisition costs equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The adjustment, net of tax, is included with the change in net unrealized gains or losses on fixed maturity and equity securities available for sale that is recorded directly to other comprehensive income. Similar adjustments have not been recorded in prior years, as the comparable amounts were not material to the deferred policy acquisition costs balance or equity.

    During 2002, the Company terminated a YRT reinsurance treaty with an affiliate relating to certain group accident and health business. The Company released deferred policy acquisition costs totaling $796,000 recorded with respect to this treaty.

5.  Future Policy Benefits and Policyholder Contract Deposits

    (a) The analysis of the future policy benefits and policyholder contract deposits liabilities as at December 31, 2002 and 2001 follows (in thousands):

                                                        2002                    2001
                                                        ----                    ----

        Future policy benefits:

        Ordinary life                               $   39,631              $   92,314
        Group life                                      18,825                  15,636
        Life contingent annuities                      967,828                 907,098
        Terminal funding                             1,122,367               1,136,799
        Accident and health                             20,645                  50,865
                                                    ----------              ----------
                                                    $2,169,296              $2,202,712
                                                    ==========              ==========

        Policyholder contract deposits:

        Annuities                                   $4,547,062              $3,670,060
        Guaranteed investment contracts (GICs)         436,758                 533,379
        Universal life                                 111,579                 107,830
        Corporate owned life insurance                  30,904                  29,294
        Other investment contracts                      41,018                  22,674
                                                    ----------              ---------
                                                    $5,167,321              $4,363,237
                                                    ==========              ==========


    (b) The liability for future policy benefits has been established based upon the following assumptions:

      (i) Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to
          8.0 percent. Interest rates on immediate/terminal funding annuities are at a maximum of 12.2 percent and grade to not greater than 7.5 percent.

     (ii) Mortality and withdrawal rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate for individual life, including surrenders, approximated 2.5 percent.

    (c) The liability for policyholder contract deposits has been established based on the following assumptions:

     (i) Interest rates credited on deferred annuities vary by year of issuance and range from 3.0 percent to 6.25 percent. Credited interest rate guarantees are generally for a period of one year. Withdrawal charges generally range from 3.0 percent to 10.0 percent grading to zero over a period of 5 to 10 years.

     (ii) GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 5.5 percent to 10.25 percent and maturities range from 3 to 7 years.

     (iii) Interest rates on corporate-owned life insurance business are guaranteed at 4.0 percent and the weighted average rate credited in 2001 was 6.07 percent.

     (iv) The universal life funds, exclusive of corporate-owned life insurance business, have credited interest rates of 4.9 percent to 6.75 percent and guarantees ranging from 4.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 11.0 percent of the fund balance and grade to zero over a period not longer than 20 years.

6.  Income Taxes

    (a) Income tax liabilities were as follows (in thousands):


                                                                                        Years ended December 31,
                                                                                      ----------------------------
                                                                                      2002                    2001
                                                                                      ----                    ----

         Current tax liabilities (receivables)                                      $ (5,769)              $ (12,084)
                                                                                    --------                --------
         Deferred applicable to:
             Net income                                                              (64,839)                 (33,907)
             Net unrealized investment gains                                          88,744                   20,948
                                                                                    --------                ---------
         Deferred tax liabilities (assets)                                            13,905                  (12,959)
                                                                                    --------                ---------
                      Income taxes payable (receivable)                             $  8,136               $ (25,043)
                                                                                    ========                ========


         The components of deferred tax assets and liabilities were as follows (in thousands):


                                                                                        Years ended December 31,
                                                                                      -----------------------------
                                                                                      2002                     2001
                                                                                      ----                     ----

         Deferred tax assets:
           Basis differential of investments                                      $  (2,567)                $ (20,930)
           Policy reserves                                                          (95,742)                  (24,250)
           Deferred policy acquisition costs                                              -                    (1,287)
           Other                                                                     (7,246)                   (2,110)
                                                                                  ---------                 ---------
                                                                                    (105,555)                 (48,577)
                                                                                  ----------                ---------
         Deferred tax liabilities:
            Unrealized appreciation on investments                                $   78,744                $  20,948
            Deferred policy acquisition costs                                         40,206                        -
            Basis differential of investments                                              -                    9,284
            Other                                                                        510                    5,386
                                                                                  ----------                ---------
                                                                                     119,460                   35,618
                                                                                  ----------                ---------
         Net deferred tax liabilities (assets)                                    $   13,905                $ (12,959)
                                                                                  ==========                =========

    (b) Under prior federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus". At December 31, 2002, the Company had approximately $2,879,000 of policyholders' surplus on which no payment of federal income taxes will be required unless it is distributed as a dividend or under other specified conditions. Barring the passage of unfavorable tax legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future. Accordingly, no deferred tax liability has been recognized in relation to the policyholders' surplus account. If the entire balance of the policyholders' surplus became taxable at the current federal income tax rates, the tax would be approximately $1,007,650.

    (c) Components of income tax expense were as follows (in thousands):


                                                                           Years ended December 31,
                                                        --------------------------------------------------------
                                                        2002                       2001                     2000
                                                        ----                       ----                     ----

          Current expense                            $ 25,774                    $48,632                    $13,372
          Deferred expense:
               Deferred policy acquisition
                  cost                                  7,973                     (3,417)                      (285)
               Policy reserves                        (13,612)                    14,354                      1,122
               Basis differential of investments        5,745                       (111)                     2,813
               Prior year tax true-up                 (15,318)                    (5,367)                    (3,292)
               Transition costs                             -                     (1,240)                         -
               Realized gains                         (18,814)                    (6,261)                    (9,220)
               Other, net                              (2,910)                       (10)                        29
                                                     --------                    -------                    -------
          Total deferred                              (36,936)                    (2,052)                    (8,833)
                                                     -------                     -------                    -------

          Income tax expense (benefit)               $(11,162)                   $46,580                    $ 4,539
                                                     ========                    =======                    =======



        Prior year tax true-up's for 2002 relate primarily to the tax return-to-provision true-up's on investments, realized capital gains and reserves. A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below (in thousands):

                                                                                Years ended December 31,
                                                         ---------------------------------------------------------------------------
                                                               2002                        2001                         2000
                                                         -----------------          -------------------           ------------------
        Income tax at statutory percentage
          of GAAP pretax income                             $ (10,854)                   $46,365                      $ 4,090
        State income tax                                            -                        748                          751
        Prior year tax true-up                                   (495)                         -                            -
        Other                                                     187                       (533)                        (302)
                                                            ---------                    -------                      -------
          Income tax expense (benefit)                      $ (11,162)                   $46,580                      $ 4,539
                                                            =========                    =======                      =======

    (d) Income taxes paid amounted to approximately $19,222,000, $51,569,000, and $3,413,000 in 2002, 2001, and 2000, respectively.

    (e) The Internal Revenue Service (IRS) is currently examining the Parent's tax return for the tax years 1989 to 1999. Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

        The Company has a written agreement with the Parent under which each subsidiary agrees to pay the Parent an amount equal to the consolidated federal income tax expense, multiplied by the ratio that the subsidiary's separate return tax liability bears to the consolidated tax liability, plus one hundred percent of the excess of the subsidiary's separate return tax liability over the allocated consolidated tax liability. The Parent agrees to pay each subsidiary for the tax benefits, if any, of net operating losses and investment, research and foreign tax credits which are not usable by the subsidiary but which are used by other members of the consolidated group.

7.  Commitments and Contingent Liabilities

        The Company, in common with the insurance industry in general, is subject to litigation, including claims for punitive damages, in the normal course of their business. The Company does not believe that such litigation will have a material effect on its operating results and financial condition. However, the recent trend of increasing jury awards and settlements makes it somewhat more difficult to access the ultimate outcome of such litigation.

        The Company has entered into various partnership agreements that requires the Company to make capital contributions totaling $123,045,000. As of December 31, 2002, the Company made capital contributions totaling $79,726,000.

8.  Derivative Financial Instruments

    (a)  Use of Derivative Financial Instruments:
         The Company's use of derivative financial instruments is generally limited to interest rate and currency swap agreements, and options to enter into interest rate swap agreements (call and put swaptions). The Company is neither a dealer nor a trader in derivative financial instruments.

         Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge. For fair value hedges, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized in earnings. For both cash flow hedges and foreign currency hedges, to the extent the hedge is effective, gains and losses on both the derivative and the hedged item attributable to the risk being hedged are recognized as a component of other comprehensive income or capital funds. Any ineffective portion of both cash flow hedges and foreign currency hedges are reported in net unrealized investment gains (losses).

    (b)  Interest Rate and Currency Swap Agreements:
         Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases.

         Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates and to hedge against currency rate fluctuation on anticipated security purchases.

         The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

         The fair values of swap agreements are recognized in the balance sheets if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in capital funds, consistent with the treatment of the related investment security.

         For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

         Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

         Interest rate and currency swap agreements related to investment securities at December 31 were as follows (in millions):
                                                                          2002
                                                                          ----
         Interest rate swap agreements to receive float rate:

              Notional amount                                             $175
              Average receive rate                                        1.74%
              Average pay rate                                            3.63%
         Currency swap agreements (receive U.S. dollars/pay
           Canadian dollars):
              Notional amount (in U.S. dollars)                           $ 47
              Average exchange rate                                       1.34

    (c) Credit and Market Risk:

         Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

         The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

9.  Fair Value of Financial Instruments

    (a) Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FASB 107) requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. In the measurement of the fair value of certain of the financial instruments, quoted market prices were not available and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FASB 107 excludes certain financial instruments, including those related to insurance contracts.

        The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments presented:

        Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate fair value.

        Fixed maturity securities: Fair values for fixed maturity securities carried at market value are generally based upon quoted market prices. For certain fixed maturities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services.

        Equity securities: Fair values for equity securities were based upon quoted market prices.

        Mortgage loans on real estate and policy loans: Where practical, the fair values of loans on real estate were estimated using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. The fair values of policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived. Therefore, the fair value of policy loans was estimated at carrying value.

        Investment contracts: For guaranteed investment contracts, income annuities and other similar contracts without life contingencies, estimated fair values are derived using discounted cash flow calculations based upon interest rates currently being offered for similar contracts consistent with those remaining for the contracts being valued.

        Other invested assets: Fair value of other invested assets is based upon the fair value of the net assets of these investments as determined by the general partners.

        Separate and variable accounts: Separate and variable accounts are carried at the quoted market value of the underlying securities. The liabilities for these accounts are equal to the account assets.

        Derivatives: Fair values for derivative assets and liabilities were based upon quoted market prices.

    (b) The fair value and carrying amounts of financial instruments are as follows (in thousands):



                                                                        Fair            Carrying
              2002                                                      Value            Amount
              ----                                                      -----           ---------

        Cash and short-term investments                             $   32,277          $   32,277
        Fixed maturities                                             7,414,518           7,414,518
        Equity securities                                                9,635               9,635
        Mortgage and policy loans                                      438,250             376,522

        Investment contracts                                         5,142,571           4,983,820
        Other invested assets                                           68,021              68,021
        Separate and variable accounts                                 196,146             196,146
        Derivatives                                                     12,602              12,602




          2001                                                          Fair            Carrying
          ----                                                          Value            Amount
                                                                        -----           ---------
        Cash and short-term investments                           $     68,632        $     68,632
        Fixed maturities                                             6,171,000           6,171,000
        Equity securities                                               22,556              22,556
        Mortgage and policy loans                                      421,518             393,693

        Investment contracts                                         4,454,310           4,203,439
        Other invested assets                                          154,914             154,914
        Separate and variable accounts                                 297,407             297,407
        Derivatives                                                      2,416               2,416



10.  Capital Funds

    (a) The Company may not distribute dividends to the Parent without prior approval of regulatory agencies. Generally, this limits the payment of such dividends to an amount which, in the opinion of the regulatory agencies, is warranted by the financial condition of the Company. The maximum stockholder dividend, which can be paid without prior regulatory approval, is limited to an amount that is based on restrictions relating to statutory surplus. There were no dividends paid in 2002 or 2001.

    (b) The Company's capital funds, as determined in accordance with statutory accounting practices, were $441,062,000 at December 31, 2002 and $338,699,000 at December 31, 2001. Statutory net loss amounted to $(62,760,000), $(19,238,000) and $(3,668,000) for 2002, 2001 and 2000,
        respectively. These financial statements vary in certain respects from those prepared using statutory accounting practices prescribed or permitted by the New York Insurance Department. The significant differences are: (1) statutory financial statements do not reflect fixed maturities available for sale at market value; (2) policy acquisition costs, charged against operations as incurred for regulatory purposes, have been deferred and are being amortized over the anticipated life of the contracts; (3) individual life and annuity policy reserves based on statutory requirements have been adjusted based upon mortality, lapse and interest assumptions applicable to these coverages, including provisions for reasonable adverse deviations; these assumptions reflect the Company's experience and industry standards; (4) deferred income taxes have been provided for temporary differences between the bases of assets and liabilities for financial reporting purposes and tax purposes without the limitations required for statutory purposes; (5) for regulatory purposes, future policy benefits, policyholder contract deposits, policy and contract claims and reserve for unearned premiums are presented net of ceded reinsurance; and (6) an asset valuation reserve and interest maintenance reserve using National Association of Insurance Commissioners (NAIC) formulas are set up for regulatory purposes.

        In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") guidance, which replaced the Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes.

    (c) The Company received a cash capital contribution from the Parent in the amount on $41,000,000 during 2002.

11.     Employee Benefits

    (a) The Company participates with its affiliates in a qualified, non-contributory, defined benefit pension plan which is administered by the Parent. All qualified employees who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. Annual funding requirements are determined based on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service. Pension expense for current service costs, retirement and termination benefits for the years ended December 31, 2002, 2001 and 2000 were approximately $0, $4,000 and $11,000, respectively. The Parent's plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. The projected benefit obligations exceeded the plan assets at December 31, 2002 by $449,000,000.

        The Parent has adopted a Supplemental Executive Retirement Program (Supplemental Plan) to provide additional retirement benefits to designated executives and key employees. Under the Supplemental Plan, the annual benefit, not to exceed 60 percent of average final compensation, accrues at a percentage of average final pay multiplied for each year of credited service reduced by any benefits from the current and any predecessor retirement plans, Social Security, if any, and from any qualified pension plan of prior employers. The Supplemental Plan also provides a benefit equal to the reduction in benefits payable under the AIG retirement plan as a result of Federal limitations on benefits payable thereunder. Currently, the Supplemental Plan is unfunded.

    (b) The Parent also sponsors a voluntary savings plan for domestic employees (a 401(k) plan), which during the three years ended December 31, 2002, provided for salary reduction contributions by employees and matching contributions by the Parent of up to 6 percent of annual salary depending on the employees' years of service.

    (c) On April 1, 1985, the Parent terminated and replaced its then existing U.S. pension plan, a contributory qualified defined benefit plan, with the current non-contributory qualified defined benefit plan. Settlement of the obligations of the prior plan was accomplished through the purchase of annuities from the Company for accrued benefits as of the date of termination. Future policy benefits reserves in the accompanying balance sheet that relate to these annuity contracts are $73,930,000 at December 31, 2002 and $75,661,000 at December 31, 2001.

    (d) In addition to the Parent's defined benefit pension plan, the Parent and its subsidiaries provide a post-retirement benefit program for medical care and life insurance. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and reaching a specified age.

    (e) The Parent applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans. Employees of the Company participate in certain stock option and stock purchase plans of the Parent. In general, under the stock option plan, officers and other key employees are granted options to purchase the Parent's common stock at a price not less than fair market value at the date of grant. In general, the stock purchase plan provides for eligible employees to receive privileges to purchase the Parent's common stock at a price equal to 85% of the fair market value on the date of grant of the purchase privilege. The Parent has not recognized compensation costs for either plan. The effect of the compensation costs, as determined consistent with FAS 123, "Accounting for Stock-Based Compensation" (FAS 123), was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and, therefore, are not presented herein. Disclosures required by FAS 123 are included in the Annual Report of the Parent.

12. Leases

    (a) The Company occupies leased space in many locations under various long-term leases and has entered into various leases covering the long-term use of data processing equipment. At December 31, 2002, the future minimum lease payments under operating leases were as follows:

                         Year                            Payments
                         ----                            --------
                         2003                            $   784
                         2004                                371
                         2005                                280
                         2006 and later years                  -
                                                         -------

                         Total                           $ 1,435
                                                         =======


        Rent expense approximated $895,000, $1,427,000 and $1,644,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

13.  Reinsurance

    (a) The Company reinsures portions of its life and accident and health insurance risks with unaffiliated companies. Life insurance risks are reinsured primarily under coinsurance and yearly renewable term treaties. Accident and health insurance risks are reinsured primarily under coinsurance, excess of loss and quota share treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

        The Company also reinsures portions of its life and accident and health insurance risks with affiliated companies (see Note 13). The effect of all reinsurance contracts, including reinsurance assumed, is as follows (in thousands, except percentages):


                                                                                                               Percentage
                                                                                                                of Amount
                                                                                                                 Assumed
      December 31, 2002                       Gross             Ceded         Assumed             Net             to Net
      -----------------                       -----             -----         -------             ---         --------------
        Life Insurance in Force            $37,923,271       $20,182,555     $20,540,957        $38,281,673       53.7%
        Premiums:                          ===========       ===========     ===========        ===========
          Life                             $   125,430       $     3,158     $     1,857        $   124,129        1.5%
          Accident and Health                   36,095            28,786            (230)             7,079       (3.2%)
          Annuity                               85,083                 -               -             85,083           -%
                                           -----------       -----------     -----------        -----------

        Total Premiums                     $   246,608       $    31,944     $     1,627        $  216,291        0.8%
                                           ===========       ===========     ===========        ===========


                                                                                                              Percentage
      December 31, 2001                                                                                        of Amount
      -----------------                                                                                         Assumed
                                             Gross             Ceded         Assumed              Net            to Net
                                             -----             -----         -------              ---         -----------
        Life Insurance in Force            $38,290,767       $20,815,247     $21,274,270        $38,749,790       54.9%
        Premiums:                          ===========       ===========     ===========        ===========
          Life                             $   110,567       $     3,291     $     1,297        $   108,573        1.2%
          Accident and Health                   27,368            13,050          25,370             39,688       63.9%
          Annuity                              355,299                 -               -            355,299          -
                                           -----------       -----------     -----------        -----------

        Total Premiums                     $   493,234       $    16,341     $    26,667        $   503,560        5.3%
                                           ===========       ===========     ===========        ===========



                                                                                                                Percentage
      December 31, 2000                                                                                          of Amount
      -----------------                                                                                          Assumed
                                             Gross             Ceded         Assumed              Net             to Net
                                             -----             -----         -------              ---            ---------
        Life Insurance in Force            $35,128,181       $25,210,909     $25,384,029        $35,301,301        71.9%
        Premiums:                          ===========       ===========     ===========        ===========
          Life                             $   105,500       $     3,147     $       764        $   103,117        0.7%
          Accident and Health                   22,832            10,655          29,278             41,455       70.6%
          Annuity                               91,602                 -               -             91,602          -
                                           -----------       -----------     -----------        -----------

        Total Premiums                     $   219,934       $    13,802     $    30,042        $   236,174       12.7%
                                           ===========       ===========     ===========        ===========


    (b) The maximum amount retained on any one life by the Company is $2,500,000.

    (c) Reinsurance recoveries, which reduced death and other benefits, approximated $8,431,000 and $137,984,000 respectively, for the years ended December 31, 2002 and 2001.

        The Company's reinsurance arrangements do not relieve it from its direct obligation to its insureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

14.  Transactions with Related Parties

    (a) The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income and commission ceded to affiliates amounted to $19,515,000 and $2,473,000, respectively, for the year ended December 31, 2002. Premium income and commission ceded for 2001 amounted to $448,000 and $1,000, respectively. Premium income and commission ceded for 2000 amounted to $539,000 and $0, respectively. Premium income and commission expense assumed from affiliates aggregated $95,000 and $3,000, respectively, for 2002, compared to $23,842,000 and $1,745,000, respectively, for 2001, and $24,434,000 and $691,000, respectively, for 2000.

(b) The Company provides life insurance coverage to employees of the Parent and its domestic subsidiaries in connection with the Parent's employee benefit plans. The statement of income includes $4,042,000 in premiums relating to this business for 2002, $6,056,000 for 2001, and $5,715,000 for 2000.

     (c) The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2002, 2001 and 2000, the Company was charged $6,556,000, $29,063,000 and $32,138,000, respectively, for expenses attributed to the Company but incurred by affiliates. During the same period, the Company received reimbursements from affiliates aggregating $7,648,000, $34,536,000 and $36,462,000, respectively, for costs incurred by the Company but attributable to affiliates.

     (d) Effective January 1, 2002, the Company transferred a block of Group A&H business to National Union Fire Insurance Company of the Domestic Brokerage Group, an affiliated insurer. Written premium on this block was approximately $15,700,000 as of December 31, 2001.

15. Restructuring Charges

     In connection with the Parent's merger with American General Corporation during 2001, the Company has incurred $3,500,000 in restructuring costs. These costs have been paid as of December 31, 2001.

PricewaterhouseCoopers [LOGO]

                                                      PricewaterhouseCoopers LLP
                                                      Suite 2900
                                                      1201 Louisiana St.
                                                      Houston TX 77002-5678
                                                      Telephone (713) 356 4000


                        Report of Independent Accountants

To the Board of Directors of American International Life Assurance Company of New York and Contract Owners of American International Life Assurance Company of New York Variable Account A

In our opinion, the accompanying statements of net assets and the related statements of operations and statements of changes in net assets present fairly, in all material respects, the financial position of each of the sub-accounts listed in Note A of American International Life Assurance Company of New York Variable Account A at December 31, 2002, the results of each of their operations and changes in net assets for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities by correspondence with the custodian, provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 8, 2003

                      (This page intentionally left blank)

                                     VA A-2

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                 All Subaccounts
                                                                                 ---------------
STATEMENT OF NET ASSETS
December 31, 2002

ASSETS:
     Investment securities - at market (cost $267,827,012)                        $ 185,738,060
     Due from American International Life Assurance Company of New York                  (5,739)
                                                                                  -------------

        NET ASSETS                                                                $ 185,732,321
                                                                                  =============
STATEMENT OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
     Dividends from mutual funds                                                  $   2,490,289

EXPENSES:
     Mortality and expense risk fees                                                  3,205,589
     Daily Administration Charges                                                            --
                                                                                  -------------
        NET INVESTMENT INCOME                                                          (715,300)
                                                                                  -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized  loss on investments                                              (36,492,667)
     Capital gain distributions from mutual funds                                     1,735,408
     Net unrealized depreciation of investments                                     (21,959,069)
                                                                                  -------------
        NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS                             (56,716,328)
                                                                                  -------------

        DECREASE IN NET ASSETS RESULTING FROM OPERATIONS                          $ (57,431,628)
                                                                                  =============


STATEMENT OF CHANGES IN NET ASSETS                                                 For the Years Ended December 31,
                                                                                      2002                 2001
                                                                                  -------------       -------------
OPERATIONS:
     Net investment income                                                        $    (715,300)      $  19,328,553
     Net realized loss on investments                                               (36,492,667)          4,093,419
     Capital gain distributions from mutual funds                                     1,735,408                  --
     Net unrealized depreciation of investments                                     (21,959,069)        (73,723,670)
                                                                                  -------------       -------------
        Decrease in net assets resulting from operations                            (57,431,628)        (50,301,698)
                                                                                  -------------       -------------

PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                                21,628,893          22,641,254
     Administrative charges                                                            (213,583)           (197,304)
     Transfers                                                                        1,279,507           1,802,181
     Contract Withdrawals                                                           (62,765,630)        (62,987,880)
     Deferred Sales                                                                    (944,357)           (958,261)
     Death Benefits                                                                  (2,891,250)         (2,056,844)
     Annuity Payments                                                                   (66,174)            (75,946)
                                                                                  -------------       -------------
        Increase (Decrease) in net assets resulting from principal transactions     (43,972,594)        (41,832,800)
                                                                                  -------------       -------------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                                      $(101,404,222)      $ (92,134,498)

NET ASSETS:
     Beginning of period                                                            287,136,543         379,271,041
                                                                                  -------------       -------------
     End of period                                                                $ 185,732,321       $ 287,136,543
                                                                                  =============       =============

See accompanying notes.

                                     VA A-3

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                    Subaccounts
                                                                          ----------------------------------------------------------
                                                                                                          Alliance        Alliance
                                                                                AIM                       Americas       Bernstein
                                                                              Capital         AIM        Government    International
                                                                           Appreciation  International      Income         Value
                                                                               Fund       Growth Fund     Portfolio      Portfolio
                                                                          -------------   -----------    -----------   -------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
     Investment securities - at market                                     $   307,821    $   125,446    $ 5,932,209        703,528
     Due from (to) American International Life Assurance Company                  (602)             8            (82)            --
                                                                           -----------    -----------    -----------    -----------

        NET ASSETS                                                         $   307,219    $   125,454    $ 5,932,127    $   703,528
                                                                           ===========    ===========    ===========    ===========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
     Dividends from mutual funds                                           $        --    $       856    $   304,831    $       586

EXPENSES:
     Mortality and expense risk fees                                             5,385          2,137         76,544          6,776
                                                                           -----------    -----------    -----------    -----------
        NET INVESTMENT INCOME (LOSS)                                            (5,385)        (1,281)       228,287         (6,190)
                                                                           -----------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized gain (loss) on investments                                   (50,969)       (60,354)       (48,339)       (91,627)
     Capital gain distributions from mutual funds                                   --             --         23,576             --
     Net unrealized appreciation (depreciation) of investments                 (62,046)        35,725        293,704         41,122
                                                                           -----------    -----------    -----------    -----------
        Net Realized and Unrealized Gain (Loss) on investments                (113,015)       (24,629)       268,941        (50,505)
                                                                           -----------    -----------    -----------    -----------

        Increase (Decrease) in net assets resulting from operations        $  (118,400)   $   (25,910)   $   497,228        (56,695)
                                                                           ===========    ===========    ===========    ===========

See accompanying notes.

                                     VA A-4

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                     Subaccounts
                                                                           --------------------------------------------------------
                                                                            Alliance-      Alliance-      Alliance-
                                                                            Bernstein      Bernstein      Bernstein      Alliance-
                                                                           Real Estate     Small Cap       Utility       Bernstein
                                                                           Investment        Value         Income          Value
                                                                            Portfolio      Portfolio      Portfolio      Portfolio
                                                                           -----------    -----------    -----------    -----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
     Investment securities - at market                                     $ 2,954,593    $ 2,454,150    $ 3,249,008    $ 2,752,506
     Due from (to) American International Life Assurance Company                  (152)             1            (14)            --
                                                                           -----------    -----------    -----------    -----------

        NET ASSETS                                                         $ 2,954,441    $ 2,454,151    $ 3,248,994    $ 2,752,506
                                                                           ===========    ===========    ===========    ===========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
     Dividends from mutual funds                                           $    74,181    $     7,189    $    87,074          6,450

EXPENSES:
     Mortality and expense risk fees                                            41,968         30,290         62,710         39,693
                                                                           -----------    -----------    -----------    -----------
        NET INVESTMENT INCOME (LOSS)                                            32,213        (23,101)        24,364        (33,243)
                                                                           -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized gain (loss) on investments                                   180,091         (8,629)    (1,137,980)      (229,482)
     Capital gain distributions from mutual funds                                   --            240             --             --
     Net unrealized appreciation (depreciation) of investments                (239,461)      (271,956)      (228,956)      (325,442)
                                                                           -----------    -----------    -----------    -----------
        Net Realized and Unrealized Gain (Loss) on investments                 (59,370)      (280,345)    (1,366,936)      (554,924)
                                                                           -----------    -----------    -----------    -----------

        Increase (Decrease) in net assets resulting from operations        $   (27,157)   $  (303,446)   $(1,342,572)      (588,167)
                                                                           ===========    ===========    ===========    ===========

See accompanying notes.

                                     VA A-5

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                               Subaccounts
                                                                      --------------------------------------------------------------
                                                                         Alliance                         Alliance
                                                                      Conservative      Alliance       Global Dollar      Alliance
                                                                        Investors      Global Bond       Government         Growth
                                                                        Portfolio       Portfolio        Portfolio        Portfolio
                                                                      ------------     -----------     -------------     -----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
     Investment securities - at market                                 $        --     $ 1,626,795      $ 2,100,507     $16,448,069
     Due from (to) American International Life Assurance Company                --            (179)              --             (94)
                                                                       -----------     -----------      -----------     -----------
        NET ASSETS                                                     $        --     $ 1,626,616      $ 2,100,507     $16,447,975
                                                                       ===========     ===========      ===========     ===========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
     Dividends from mutual funds                                       $        --     $    12,944      $   160,533     $        --

EXPENSES:
     Mortality and expense risk fees                                            --          17,809           29,455         313,189
                                                                       -----------     -----------      -----------     -----------
        NET INVESTMENT INCOME (LOSS)                                            --          (4,865)         131,078        (313,189)
                                                                       -----------     -----------      -----------     -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized gain (loss) on investments                                    --          30,706           26,932      (6,442,283)
     Capital gain distributions from mutual funds                               --              --               --              --
     Net unrealized appreciation (depreciation) of investments                  --         155,039          105,683      (1,459,671)
                                                                       -----------     -----------      -----------     -----------
        Net Realized and Unrealized Gain (Loss) on investments                  --         185,745          132,615      (7,901,954)
                                                                       -----------     -----------      -----------     -----------

        Increase (Decrease) in net assets resulting from operations    $        --     $   180,880      $   263,693     $(8,215,143)
                                                                       ===========     ===========      ===========     ===========

See accompanying notes.

                                     VA A-6

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                Subaccounts
                                                                      -------------------------------------------------------------
                                                                        Alliance         Alliance
                                                                         Growth &         Growth         Alliance        Alliance
                                                                         Income          Investors      High Yield    International
                                                                        Portfolio        Portfolio      Portfolio        Portfolio
                                                                      -------------    -------------   ------------   -------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
     Investment securities - at market                                 $ 37,464,862    $          --   $  2,448,669    $  4,187,718
     Due from (to) American International Life Assurance Company               (297)              --            157             (88)
                                                                       ------------    -------------   ------------    ------------

        NET ASSETS                                                     $ 37,464,565    $          --   $  2,448,826    $  4,187,630
                                                                       ============    =============   ============    ============

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
     Dividends from mutual funds                                       $    314,924    $          --   $    140,348    $      2,608

EXPENSES:
     Mortality and expense risk fees                                        692,580               --         29,742          74,738
                                                                       ------------    -------------   ------------    ------------
        NET INVESTMENT INCOME (LOSS)                                       (377,656)              --        110,606         (72,130)
                                                                       ------------    -------------   ------------    ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized gain (loss) on investments                             (2,881,884)              --       (143,921)     (3,978,781)
     Capital gain distributions from mutual funds                         1,648,801               --             --              --
     Net unrealized appreciation (depreciation) of investments          (12,035,076)              --        (58,112)      3,150,991
                                                                       ------------    -------------   ------------    ------------
        Net Realized and Unrealized Gain (Loss) on investments          (13,268,159)              --       (202,033)       (827,790)
                                                                       ------------    -------------   ------------    ------------

        Increase (Decrease) in net assets resulting from operations    $(13,645,815)   $          --   $    (91,427)   $   (899,920)
                                                                       ============    =============   ============    ============

See accompanying notes.

                                     VA A-7

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                    Subaccounts
                                                                         -----------------------------------------------------------
                                                                                                                          Alliance
                                                                           Alliance        Alliance        Alliance      Short-Term
                                                                         Money Market   Premier Growth      Quasar      Multi-Market
                                                                           Portfolio       Portfolio       Portfolio      Portfolio
                                                                         ------------   --------------   ------------   ------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
     Investment securities - at market                                   $ 14,394,847    $ 26,707,038    $  4,254,089    $        --
     Due from (to) American International Life Assurance Company                 (100)             (4)            312             --
                                                                         ------------    ------------    ------------    -----------

        NET ASSETS                                                       $ 14,394,747    $ 26,707,034    $  4,254,401             --
                                                                         ============    ============    ============    ===========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
     Dividends from mutual funds                                         $    198,334    $         --    $         --    $        --

EXPENSES:
     Mortality and expense risk fees                                          264,473         522,245          80,398             --
                                                                         ------------    ------------    ------------    -----------
        NET INVESTMENT INCOME (LOSS)                                          (66,139)       (522,245)        (80,398)            --
                                                                         ------------    ------------    ------------    -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized gain (loss) on investments                                       --      (9,290,240)       (767,736)            --
     Capital gain distributions from mutual funds                                 (33)             --              --             --
     Net unrealized appreciation (depreciation) of investments                     --      (5,382,473)     (1,453,355)            --
                                                                         ------------    ------------    ------------    -----------
        Net Realized and Unrealized Gain (Loss) on investments                    (33)    (14,672,713)     (2,221,091)            --
                                                                         ------------    ------------    ------------    -----------

        Increase (Decrease) in net assets resulting from operations      $    (66,172)   $(15,194,958)   $ (2,301,489)   $        --
                                                                         ============    ============    ============    ===========

See accompanying notes.

                                     VA A-8

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                Subaccounts
                                                                        -----------------------------------------------------------
                                                                                                          Alliance
                                                                                                            U.S.
                                                                                                         Government/     Alliance
                                                                          Alliance        Alliance       High Grade     Worldwide
                                                                         Technology     Total Return     Securities   Privatization
                                                                         Portfolio        Portfolio       Portfolio     Portfolio
                                                                        ------------    ------------    ------------  -------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
     Investment securities - at market                                  $ 13,082,607    $ 11,719,829    $ 16,790,969   $  3,612,568
     Due from (to) American International Life Assurance Company                (621)         (1,331)            730             67
                                                                        ------------    ------------    ------------   ------------

        NET ASSETS                                                      $ 13,081,986    $ 11,718,498    $ 16,791,699   $  3,612,635
                                                                        ============    ============    ============   ============

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
     Dividends from mutual funds                                        $         --    $    358,301    $    304,572   $     77,679

EXPENSES:
     Mortality and expense risk fees                                         273,905         188,152         179,734         61,155
                                                                        ------------    ------------    ------------   ------------
        NET INVESTMENT INCOME (LOSS)                                        (273,905)        170,149         124,838         16,524
                                                                        ------------    ------------    ------------   ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized gain (loss) on investments                              (8,951,784)       (534,559)        177,501       (782,351)
     Capital gain distributions from mutual funds                                 --          62,349              --             --
     Net unrealized appreciation (depreciation) of investments            (2,186,033)     (1,510,360)        584,830        552,030
                                                                        ------------    ------------    ------------   ------------
        Net Realized and Unrealized Gain (Loss) on investments           (11,137,817)     (1,982,570)        762,331       (230,321)
                                                                        ------------    ------------    ------------   ------------

        Increase (Decrease) in net assets resulting from operations     $(11,411,722)   $ (1,812,421)   $    887,169   $   (213,797)
                                                                        ============    ============    ============   ============

See accompanying notes.

                                     VA A-9

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                       Subaccounts
                                                                                ----------------------------------------------------
                                                                                                              Brinson
                                                                                 Brinson        Brinson       Growth &     Brinson
                                                                                 Balanced    Global Income    Income     High Income
                                                                                 Portfolio     Portfolio     Portfolio    Portfolio
                                                                                -----------  -------------  -----------  -----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
     Investment securities - at market                                            $     --     $      --     $       --     $     --
     Due from (to) American International Life Assurance Company                        --            --             --           --
                                                                                  --------     ---------     ----------     --------

        NET ASSETS                                                                $     --     $      --     $       --     $     --
                                                                                  ========     =========     ==========     ========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
     Dividends from mutual funds                                                  $     --     $      --     $       --     $     --

EXPENSES:
     Mortality and expense risk fees                                                    --            --             --           --
                                                                                  --------     ---------     ----------     --------
        NET INVESTMENT INCOME (LOSS)                                                    --            --             --           --
                                                                                  --------     ---------     ----------     --------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized gain (loss) on investments                                            --            --             --           --
     Capital gain distributions from mutual funds                                       --            --             --           --
     Net unrealized appreciation (depreciation) of investments                          --            --             --           --
                                                                                  --------     ---------     ----------     --------
        Net Realized and Unrealized Gain (Loss) on investments                          --            --             --           --
                                                                                  --------     ---------     ----------     --------

        Increase (Decrease) in net assets resulting from operations               $     --     $      --     $       --     $     --
                                                                                  ========     =========     ==========     ========

See accompanying notes.

                                    VA A-10

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                    Subaccounts
                                                                               ----------------------------------------------------
                                                                                                            Delaware
                                                                                Brinson       Delaware        VIP          Delaware
                                                                                Tactical        VIP         Capital        VIP Cash
                                                                               Allocation     Balanced      Reserves       Reserves
                                                                                Portfolio      Series        Series        Series
                                                                               ----------     ---------     ---------     ---------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
     Investment securities - at market                                          $ 294,911     $ 206,676     $ 366,061     $ 176,771
     Due from (to) American International Life Assurance Company                     (250)         (162)         (248)         (344)
                                                                                ---------     ---------     ---------     ---------

        NET ASSETS                                                              $ 294,661     $ 206,514     $ 365,813     $ 176,427
                                                                                =========     =========     =========     =========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
     Dividends from mutual funds                                                $   4,274     $   7,360     $  15,050     $   2,266

EXPENSES:
     Mortality and expense risk fees                                                6,227         2,915         4,073         2,255
                                                                                ---------     ---------     ---------     ---------
        NET INVESTMENT INCOME (LOSS)                                               (1,953)        4,445        10,977            11
                                                                                ---------     ---------     ---------     ---------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
     Net realized gain (loss) on investments                                     (103,583)       (7,931)          113            --
     Capital gain distributions from mutual funds                                      --            --            --            --
     Net unrealized appreciation (depreciation) of investments                    (28,944)      (40,862)        7,347            --
                                                                                ---------     ---------     ---------     ---------
        Net Realized and Unrealized Gain (Loss) on investments                   (132,527)      (48,793)        7,460            --
                                                                                ---------     ---------     ---------     ---------

        Increase (Decrease) in net assets resulting from operations             $(134,480)    $ (44,348)    $  18,437     $      11
                                                                                =========     =========     =========     =========

See accompanying notes.

                                    VA A-11

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                  Subaccounts
                                                                          ----------------------------------------------------------
                                                                                                                           Dreyfus
                                                                            Delaware        Delaware                        Small
                                                                            VIP Growth      VIP High     Delaware VIP      Company
                                                                          Opportunities       Yield        Large Cap        Stock
                                                                              Series         Series      Value Series     Portfolio
                                                                          -------------    -----------  --------------  ------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
    Investment securities - at market                                      $   646,981    $    80,274    $ 2,245,251    $   194,930
    Due from (to) American International Life Assurance Company                   (525)           (58)          (384)           185
                                                                           -----------    -----------    -----------    -----------

       NET ASSETS                                                          $   646,456    $    80,216    $ 2,244,867    $   195,115
                                                                           ===========    ===========    ===========    ===========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
    Dividends from mutual funds                                            $   162,689    $    12,717    $    47,900    $       633

EXPENSES:
    Mortality and expense risk fees                                             13,551          1,255         35,753          3,436
                                                                           -----------    -----------    -----------    -----------
       NET INVESTMENT INCOME (LOSS)                                            149,138         11,462         12,147         (2,803)
                                                                           -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
    Net realized gain (loss) on investments                                   (325,742)       (42,175)       (69,956)         2,066
    Capital gain distributions from mutual funds                                    --             --             --             --
    Net unrealized appreciation (depreciation) of investments                 (141,307)        29,867       (560,736)       (49,664)
                                                                           -----------    -----------    -----------    -----------
       Net Realized and Unrealized Gain (Loss) on investments                 (467,049)       (12,308)      (630,692)       (47,598)
                                                                           -----------    -----------    -----------    -----------

       Increase (Decrease) in net assets resulting from operations         $  (317,911)   $      (846)   $  (618,545)   $   (50,401)
                                                                           ===========    ===========    ===========    ===========

See accompanying notes.

                                     VA A-12

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                  Subaccounts
                                                                           --------------------------------------------------------
                                                                                           Fidelity
                                                                            Dreyfus         Asset         Fidelity       Fidelity
                                                                             Stock          Manager      Contrafund        Growth
                                                                           Index Fund      Portfolio      Portfolio      Portfolio
                                                                           -----------    -----------    -----------    -----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
    Investment securities - at market                                      $ 1,652,802    $   748,764    $   597,001    $ 1,769,033
    Due from (to) American International Life Assurance Company                     (2)          (237)           891            136
                                                                           -----------    -----------    -----------    -----------

       NET ASSETS                                                          $ 1,652,800    $   748,527    $   597,892    $ 1,769,169
                                                                           ===========    ===========    ===========    ===========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
    Dividends from mutual funds                                            $    29,457    $    38,814    $     5,173    $     7,065

EXPENSES:
    Mortality and expense risk fees                                             31,827         12,602          8,951         35,172
                                                                           -----------    -----------    -----------    -----------
       NET INVESTMENT INCOME (LOSS)                                             (2,370)        26,212         (3,778)       (28,107)
                                                                           -----------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
    Net realized gain (loss) on investments                                   (265,159)       (89,560)       (21,865)      (490,686)
    Capital gain distributions from mutual funds                                    --             --             --             --
    Net unrealized appreciation (depreciation) of investments                 (381,559)       (43,890)       (45,617)      (463,682)
                                                                           -----------    -----------    -----------    -----------
       Net Realized and Unrealized Gain (Loss) on investments                 (646,718)      (133,450)       (67,482)      (954,368)
                                                                           -----------    -----------    -----------    -----------

       Increase (Decrease) in net assets resulting from operations         $  (649,088)   $  (107,238)   $   (71,260)   $  (982,475)
                                                                           ===========    ===========    ===========    ===========

See accompanying notes.

                                     VA A-13

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                  Subaccounts
                                                                           ---------------------------------------------------------
                                                                                           Fidelity
                                                                            Fidelity      Investment       Fidelity       Fideltiy
                                                                           High Income    Grade Bond     Money Market     Overseas
                                                                            Portfolio      Portfolio      Portfolio       Portfolio
                                                                           -----------    -----------   -------------    -----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
    Investment securities - at market                                      $   214,813    $   701,473    $ 2,162,362    $    89,375
    Due from (to) American International Life Assurance Company                   (119)           (89)           (83)            67
                                                                           -----------    -----------    -----------    -----------

       NET ASSETS                                                          $   214,694    $   701,384    $ 2,162,279    $    89,442
                                                                           ===========    ===========    ===========    ===========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
    Dividends from mutual funds                                            $    29,491    $    22,150    $    43,509    $     1,083

EXPENSES:
    Mortality and expense risk fees                                              3,346          9,583         35,960          1,806
                                                                           -----------    -----------    -----------    -----------
       NET INVESTMENT INCOME (LOSS)                                             26,145         12,567          7,549           (723)
                                                                           -----------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
    Net realized gain (loss) on investments                                    (89,851)        21,578             --        (20,120)
    Capital gain distributions from mutual funds                                    --             --             --             --
    Net unrealized appreciation (depreciation) of investments                   66,552         24,293             --        (10,507)
                                                                           -----------    -----------    -----------    -----------
       Net Realized and Unrealized Gain (Loss) on investments                  (23,299)        45,871             --        (30,627)
                                                                           -----------    -----------    -----------    -----------

       Increase (Decrease) in net assets resulting from operations         $     2,846    $    58,438    $     7,549    $   (31,350)
                                                                           ===========    ===========    ===========    ===========

See accompanying notes.

                                     VA A-14

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                     Subaccounts
                                                                              ------------------------------------------------------
                                                                                                                           Merrill
                                                                                 Mercury       Merrill        Merrill       Lynch
                                                                                   HW           Lynch          Lynch      Developing
                                                                              International     Basic          Core        Capital
                                                                                  VIP         Value V.I.     Bond V.I.     Markets
                                                                                Portfolio        Fund          Fund       V.I. Fund
                                                                              -------------   ----------     --------     ----------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
    Investment securities - at market                                            $ 17,001      $ 65,088      $ 70,487      $  6,388
    Due from (to) American International Life Assurance Company                      (151)         (601)         (502)          (59)
                                                                                 --------      --------      --------      --------

       NET ASSETS                                                                $ 16,850      $ 64,487      $ 69,985      $  6,329
                                                                                 ========      ========      ========      ========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
    Dividends from mutual funds                                                  $    695      $  1,016      $  3,214      $     28

EXPENSES:
    Mortality and expense risk fees                                                   246           989           977            96
                                                                                 --------      --------      --------      --------
       NET INVESTMENT INCOME (LOSS)                                                   449            27         2,237           (68)
                                                                                 --------      --------      --------      --------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
    Net realized gain (loss) on investments                                           (17)            5           132           (12)
    Capital gain distributions from mutual funds                                       --           475            --            --
    Net unrealized appreciation (depreciation) of investments                      (2,900)      (15,555)        2,900          (742)
                                                                                 --------      --------      --------      --------
       Net Realized and Unrealized Gain (Loss) on investments                      (2,917)      (15,075)        3,032          (754)
                                                                                 --------      --------      --------      --------

       Increase (Decrease) in net assets resulting from operations               $ (2,468)     $(15,048)     $  5,269      $   (822)
                                                                                 ========      ========      ========      ========

See accompanying notes.

                                     VA A-15

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                  Subaccounts
                                                                          ----------------------------------------------------------
                                                                                                         Merrill          Merrill
                                                                           Merrill        Merrill         Lynch            Lynch
                                                                           Lynch          Lynch           High         International
                                                                           Global         Global         Current           Equity
                                                                          Allocation      Growth         Income            Focus
                                                                          V.I. Fund      V.I. Fund      V.I. Fund          Fund
                                                                          ----------     ---------      ---------      -------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
    Investment securities - at market                                      $ 34,801       $  7,046       $ 27,850         $   --
    Due from (to) American International Life Assurance Company                (321)           (65)          (255)            --
                                                                           --------       --------       --------         ------

       NET ASSETS                                                          $ 34,480       $  6,981       $ 27,595         $   --
                                                                           ========       ========       ========         ======

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
    Dividends from mutual funds                                            $  1,266       $     10       $  2,840         $   --

EXPENSES:
    Mortality and expense risk fees                                             505            111            393             --
                                                                           --------       --------       --------         ------
       NET INVESTMENT INCOME (LOSS)                                             761           (101)         2,447             --
                                                                           --------       --------       --------         ------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
    Net realized gain (loss) on investments                                     (80)           (20)           (45)            --
    Capital gain distributions from mutual funds                                 --             --             --             --
    Net unrealized appreciation (depreciation) of investments                (4,271)        (2,696)        (3,208)            --
                                                                           --------       --------       --------         ------
       Net Realized and Unrealized Gain (Loss) on investments                (4,351)        (2,716)        (3,253)            --
                                                                           --------       --------       --------         ------

       Increase (Decrease) in net assets resulting from operations         $ (3,590)      $ (2,817)      $   (806)        $   --
                                                                           ========       ========       ========         ======

See accompanying notes.

                                     VA A-16

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                        Subaccounts
                                                                                      ----------------------------------------------
                                                                                                         Van Eck
                                                                                      Merrill Lynch     Worldwide        Van Eck
                                                                                      Large Cap Core     Emerging     Worldwide Hard
                                                                                        V.I. Fund      Markets Fund     Assets Fund
                                                                                      --------------   ------------   --------------
STATEMENTS OF NET ASSETS
December 31, 2002

ASSETS:
    Investment securities - at market                                                    $  9,588         $ 23,654       $ 10,851
    Due from (to) American International Life Assurance Company                               (87)            (107)           (80)
                                                                                         --------         --------       --------

       NET ASSETS                                                                        $  9,501         $ 23,547       $ 10,771
                                                                                         ========         ========       ========

STATEMENTS OF OPERATIONS
Year Ended December 31, 2002

INVESTMENT INCOME:
    Dividends from mutual funds                                                          $     86         $     26       $     67

EXPENSES:
    Mortality and expense risk fees                                                           145              205            132
                                                                                         --------         --------       --------
       NET INVESTMENT INCOME (LOSS)                                                           (59)            (179)           (65)
                                                                                         --------         --------       --------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
    Net realized gain (loss) on investments                                                   (31)          (4,027)           (12)
    Capital gain distributions from mutual funds                                               --               --             --
    Net unrealized appreciation (depreciation) of investments                              (2,017)           2,303           (357)
                                                                                         --------         --------       --------
       Net Realized and Unrealized Gain (Loss) on investments                              (2,048)          (1,724)          (369)
                                                                                         --------         --------       --------

       Increase (Decrease) in net assets resulting from operations                       $ (2,107)        $ (1,903)      $   (434)
                                                                                         ========         ========       ========

See accompanying notes.

                                     VA A-17

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                   Subaccounts
                                                                           ---------------------------------------------------------

                                                                                                           Alliance       Alliance
                                                                               AIM                         Americas      Bernstein
                                                                              Capital         AIM         Government   International
                                                                           Appreciation  International      Income         Value
                                                                               Fund       Growth Fund      Portfolio     Portfolio
                                                                           ------------  -------------    -----------  -------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
     Net investment income (loss)                                          $    (5,385)   $    (1,281)   $   228,287    $    (6,190)
     Net realized gain (loss) on investments                                   (50,969)       (60,354)       (48,339)       (91,627)
     Capital gain distributions from mutual funds                                   --             --         23,576             --
     Net unrealized appreciation (depreciation) of investments                 (62,046)        35,725        293,704         41,122
                                                                           -----------    -----------    -----------    -----------
         Increase (decrease) in net assets resulting from operations          (118,400)       (25,910)       497,228        (56,695)
                                                                           -----------    -----------    -----------    -----------
PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                           16,537          6,001        620,324        344,342
     Administrative charges                                                       (535)          (378)        (4,759)          (606)
     Transfers                                                                 (24,582)       (63,677)     1,246,361        354,561
     Contract Withdrawals                                                      (40,538)       (11,079)    (2,062,488)       (11,762)
     Deferred Sales                                                               (534)          (475)       (25,448)           (37)
     Death Benefits                                                                 --             --       (153,668)            --
     Annuity Payments                                                               --             --             --             --
                                                                           -----------    -----------    -----------    -----------
         Increase (Decrease) in net assets resulting from principal
           transactions                                                        (49,652)       (69,608)      (379,678)       686,498
                                                                           -----------    -----------    -----------    -----------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                                  (168,052)       (95,518)       117,550        629,803

 NET ASSETS:
     Beginning of period                                                       475,271        220,972      5,814,577         73,725
                                                                           -----------    -----------    -----------    -----------
     End of period                                                         $   307,219    $   125,454    $ 5,932,127    $   703,528
                                                                           ===========    ===========    ===========    ===========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
     Net investment income (loss)                                          $    30,368    $     3,306    $   471,787    $      (147)
     Net realized gain (loss) on investments                                    11,567        (36,275)        72,977            (44)
     Capital gain distributions from mutual funds                                   --             --             --             --
     Net unrealized appreciation (depreciation) of investments                (215,038)       (33,106)      (353,181)         2,242
                                                                           -----------    -----------    -----------    -----------
         Increase (decrease) in net assets resulting from operations          (173,103)       (66,075)       191,583          2,051
                                                                           -----------    -----------    -----------    -----------
PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                           29,936         21,358        413,416         67,356
     Administrative charges                                                       (552)          (406)        (4,231)            (5)
     Transfers                                                                 (41,000)         8,780       (743,495)         4,323
     Contract Withdrawals                                                      (34,348)       (19,521)    (1,458,383)            --
     Deferred Sales                                                             (1,222)          (332)       (20,414)            --
     Death Benefits                                                                 --             --       (293,314)            --
     Annuity Payments                                                               --             --             --             --
                                                                           -----------    -----------    -----------    -----------
         Increase (decrease) in net assets resulting from principal
           transactions                                                        (47,186)         9,879     (2,106,421)        71,674
                                                                           -----------    -----------    -----------    -----------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                                  (220,289)       (56,196)    (1,914,838)        73,725

NET ASSETS:
     Beginning of period                                                       695,560        277,168      7,729,415             --
                                                                           -----------    -----------    -----------    -----------
     End of period                                                         $   475,271    $   220,972    $ 5,814,577    $    73,725
                                                                           ===========    ===========    ===========    ===========

See accompanying notes.

                                     VA A-18

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                    Subaccounts
                                                                           --------------------------------------------------------

                                                                            Alliance-      Alliance-      Alliance-
                                                                            Bernstein      Bernstein      Bernstein       Alliance-
                                                                           Real Estate     Small Cap       Utility       Bernstein
                                                                           Investment        Value         Income          Value
                                                                            Portfolio      Portfolio      Portfolio      Portfolio
                                                                           -----------    -----------    -----------    -----------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
    Net investment income (loss)                                           $    32,213    $   (23,101)   $    24,364    $   (33,243)
    Net realized gain (loss) on investments                                    180,091         (8,629)    (1,137,980)      (229,482)
    Capital gain distributions from mutual funds                                    --            240             --             --
    Net unrealized appreciation (depreciation) of investments                 (239,461)      (271,956)      (228,956)      (325,442)
                                                                           -----------    -----------    -----------    -----------
       Increase (decrease) in net assets resulting from operations             (27,157)      (303,446)    (1,342,572)      (588,167)
                                                                           -----------    -----------    -----------    -----------
PRINCIPAL TRANSACTIONS:
    Contract Deposit                                                           377,719      1,340,611        283,894      1,472,938
    Administrative charges                                                      (2,843)        (2,784)        (3,976)        (4,236)
    Transfers                                                                  708,203        398,362       (610,125)       (85,555)
    Contract Withdrawals                                                      (787,236)      (107,195)    (1,198,183)      (157,305)
    Deferred Sales                                                             (19,821)        (6,295)       (14,040)        (8,825)
    Death Benefits                                                              (8,346)            --        (26,646)            --
    Annuity Payments                                                              (232)            --             --             --
                                                                           -----------    -----------    -----------    -----------
       Increase (Decrease) in net assets resulting from principal
         transactions                                                          267,444      1,622,699     (1,569,076)     1,217,017
                                                                           -----------    -----------    -----------    -----------
    TOTAL INCREASE (DECREASE) IN NET ASSETS                                    240,287      1,319,253     (2,911,648)       628,850

 NET ASSETS:
    Beginning of period                                                      2,714,154      1,134,898      6,160,642      2,123,656
                                                                           -----------    -----------    -----------    -----------
    End of period                                                          $ 2,954,441    $ 2,454,151    $ 3,248,994    $ 2,752,506
                                                                           ===========    ===========    ===========    ===========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
    Net investment income (loss)                                           $    55,120    $    (3,149)   $   271,216    $    (4,767)
    Net realized gain (loss) on investments                                    (38,651)       (10,643)       502,669           (622)
    Capital gain distributions from mutual funds                                    --             --             --             --
    Net unrealized appreciation (depreciation) of investments                  217,913         53,351     (3,078,934)        43,203
                                                                           -----------    -----------    -----------    -----------
       Increase (decrease) in net assets resulting from operations             234,382         39,559     (2,305,049)        37,814
                                                                           -----------    -----------    -----------    -----------
PRINCIPAL TRANSACTIONS:
    Contract Deposit                                                           301,686        307,607      1,309,671        528,330
    Administrative charges                                                      (1,193)          (137)        (3,873)          (322)
    Transfers                                                                  179,541        803,582       (415,462)     1,580,428
    Contract Withdrawals                                                      (466,564)       (15,713)    (1,884,331)       (22,578)
    Deferred Sales                                                             (11,079)            --        (15,931)           (16)
    Death Benefits                                                              (2,370)            --        (78,820)            --
    Annuity Payments                                                              (223)            --             --             --
                                                                           -----------    -----------    -----------    -----------
       Increase (decrease) in net assets resulting from principal
         transactions                                                             (202)     1,095,339     (1,088,746)     2,085,842
                                                                           -----------    -----------    -----------    -----------
    TOTAL INCREASE (DECREASE) IN NET ASSETS                                    234,180      1,134,898     (3,393,795)     2,123,656

NET ASSETS:

    Beginning of period                                                      2,479,974             --      9,554,437             --
                                                                           -----------    -----------    -----------    -----------
    End of period                                                          $ 2,714,154    $ 1,134,898    $ 6,160,642    $ 2,123,656
                                                                           ===========    ===========    ===========    ===========

See accompanying notes.

                                     VA A-19

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                               Subaccounts
                                                                       -------------------------------------------------------------
                                                                         Alliance                        Alliance
                                                                       Conservative      Alliance      Global Dollar      Alliance
                                                                        Investors      Global Bond      Government         Growth
                                                                        Portfolio       Portfolio        Portfolio        Portfolio
                                                                       ------------    ------------    -------------    ------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
     Net investment income (loss)                                      $         --    $     (4,865)   $    131,078    $   (313,189)
     Net realized gain (loss) on investments                                     --          30,706          26,932      (6,442,283)
     Capital gain distributions from mutual funds                                --              --              --              --
     Net unrealized appreciation (depreciation) of investments                   --         155,039         105,683      (1,459,671)
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from operations              --         180,880         263,693      (8,215,143)
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                            --         177,751         317,403         924,306
     Administrative charges                                                      --          (1,119)         (1,889)        (22,428)
     Transfers                                                                              787,126         537,210      (2,078,355)
     Contract Withdrawals                                                        --        (577,666)       (956,911)     (5,216,945)
     Deferred Sales                                                              --          (7,809)        (13,368)        (55,033)
     Death Benefits                                                              --         (74,966)        (25,308)       (153,363)
     Annuity Payments                                                            --            (934)             --          (5,001)
                                                                       ------------    ------------    ------------    ------------
        Increase (Decrease) in net assets resulting from
          principal transactions                                                 --         302,383        (142,863)     (6,606,819)
                                                                       ------------    ------------    ------------    ------------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                                     --         483,263         120,830     (14,821,962)

 NET ASSETS:
     Beginning of period                                                         --       1,143,353       1,979,677      31,269,937
                                                                       ------------    ------------    ------------    ------------
     End of period                                                     $         --    $  1,626,616    $  2,100,507    $ 16,447,975
                                                                       ============    ============    ============    ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
     Net investment income (loss)                                      $  1,104,116    $    (19,950)   $    193,206    $  5,430,412
     Net realized gain (loss) on investments                             (1,324,266)        (18,492)       (187,137)        522,279
     Capital gain distributions from mutual funds                                --              --              --              --
     Net unrealized appreciation (depreciation) of investments              174,129          12,147         144,401     (18,309,643)
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from operations         (46,021)        (26,295)        150,470     (12,356,952)
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                            --          53,105          52,049       1,718,385
     Administrative charges                                                    (220)           (616)         (1,003)        (24,436)
     Transfers                                                           (6,200,862)        (47,246)         18,336      (2,500,227)
     Contract Withdrawals                                                   (16,460)       (437,053)       (158,365)     (6,983,635)
     Deferred Sales                                                             (98)         (4,549)         (1,456)        (87,157)
     Death Benefits                                                              --         (15,144)        (30,378)       (225,270)
     Annuity Payments                                                            --            (397)             --          (6,934)
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from
          principal transactions                                         (6,217,640)       (451,900)       (120,817)     (8,109,274)
                                                                       ------------    ------------    ------------    ------------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                             (6,263,661)       (478,195)         29,653     (20,466,226)

NET ASSETS:
     Beginning of period                                                  6,263,661       1,621,548       1,950,024      51,736,163
                                                                       ------------    ------------    ------------    ------------
     End of period                                                     $         --    $  1,143,353    $  1,979,677    $ 31,269,937
                                                                       ============    ============    ============    ============

See accompanying notes.

                                     VA A-20

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                   Subaccounts
                                                                       ------------------------------------------------------------
                                                                        Alliance        Alliance
                                                                         Growth &        Growth          Alliance         Alliance
                                                                          Income        Investors       High Yield     International
                                                                         Portfolio      Portfolio       Portfolio        Portfolio
                                                                       ------------    ------------    ------------    ------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
     Net investment income (loss)                                      $   (377,656)   $         --    $    110,606    $    (72,130)
     Net realized gain (loss) on investments                             (2,881,884)             --        (143,921)     (3,978,781)
     Capital gain distributions from mutual funds                         1,648,801              --              --              --
     Net unrealized appreciation (depreciation) of investments          (12,035,076)             --         (58,112)      3,150,991
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from operations     (13,645,815)             --         (91,427)       (899,920)
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                     2,790,962              --         479,679         274,758
     Administrative charges                                                 (42,558)             --          (2,095)         (5,435)
     Transfers                                                           (2,301,420)                        540,815        (539,827)
     Contract Withdrawals                                               (12,072,658)             --        (279,371)     (1,237,860)
     Deferred Sales                                                        (173,681)             --          (6,310)        (25,015)
     Death Benefits                                                        (566,661)             --         (24,189)        (39,459)
     Annuity Payments                                                        (4,878)             --            (446)             --
                                                                       ------------    ------------    ------------    ------------
        Increase (Decrease) in net assets resulting from
          principal transactions                                        (12,370,894)             --         708,083      (1,572,838)
                                                                       ------------    ------------    ------------    ------------
     TOTAL INCREASE (DECREASE)  IN NET ASSETS                           (26,016,709)             --         616,656      (2,472,758)

 NET ASSETS:
     Beginning of period                                                 63,481,274              --       1,832,170       6,660,388
                                                                       ------------    ------------    ------------    ------------
     End of period                                                     $ 37,464,565    $         --    $  2,448,826    $  4,187,630
                                                                       ============    ============    ============    ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
     Net investment income (loss)                                      $  2,500,071    $    679,840    $    137,901    $    370,022
     Net realized gain (loss) on investments                              2,007,383      (1,087,257)       (237,493)       (504,151)
     Capital gain distributions from mutual funds                                --              --              --              --
     Net unrealized appreciation (depreciation) of investments           (5,573,508)        351,883         134,413      (2,235,651)
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from operations      (1,066,054)        (55,534)         34,821      (2,369,780)
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                     3,607,041              --         327,691         578,705
     Administrative charges                                                 (39,302)           (132)         (1,214)         (4,852)
     Transfers                                                            1,528,497      (2,382,286)          6,063        (462,355)
     Contract Withdrawals                                               (11,833,917)        (15,953)       (590,268)     (1,318,287)
     Deferred Sales                                                        (163,541)           (266)        (18,278)        (13,651)
     Death Benefits                                                        (314,059)             --        (128,468)        (85,203)
     Annuity Payments                                                        (4,132)             --              --              --
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from
          principal transactions                                         (7,219,413)     (2,398,637)       (404,474)     (1,305,643)
                                                                       ------------    ------------    ------------    ------------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                             (8,285,467)     (2,454,171)       (369,653)     (3,675,423)

NET ASSETS:
     Beginning of period                                                 71,766,741       2,454,171       2,201,823      10,335,811
                                                                       ------------    ------------    ------------    ------------
     End of period                                                     $ 63,481,274    $         --    $  1,832,170    $  6,660,388
                                                                       ============    ============    ============    ============

See accompanying notes.

                                     VA A-21

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                 Subaccounts
                                                                       -------------------------------------------------------------
                                                                                                                          Alliance
                                                                         Alliance        Alliance        Alliance       Short-Term
                                                                       Money Market   Premier Growth      Quasar       Multi-Market
                                                                        Portfolio        Portfolio       Portfolio       Portfolio
                                                                       ------------   --------------   ------------    ------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
     Net investment income (loss)                                      $    (66,139)   $   (522,245)   $    (80,398)   $         --
     Net realized gain (loss) on investments                                     --      (9,290,240)       (767,736)             --
     Capital gain distributions from mutual funds                               (33)             --              --              --
     Net unrealized appreciation (depreciation) of investments                   --      (5,382,473)     (1,453,355)             --
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from operations         (66,172)    (15,194,958)     (2,301,489)             --
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                     5,595,754       1,422,206         213,211              --
     Administrative charges                                                 (16,750)        (35,809)         (4,685)             --
     Transfers                                                            1,607,819      (4,538,011)       (188,812)
     Contract Withdrawals                                               (13,278,755)     (7,881,087)     (1,287,848)             --
     Deferred Sales                                                        (142,647)       (131,738)        (31,243)             --
     Death Benefits                                                        (230,476)       (350,379)        (12,531)             --
     Annuity Payments                                                            --          (1,350)        (11,149)             --
                                                                       ------------    ------------    ------------    ------------
        Increase (Decrease) in net assets resulting from
          principal transactions                                         (6,465,055)    (11,516,168)     (1,323,057)             --
                                                                       ------------    ------------    ------------    ------------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                             (6,531,227)    (26,711,126)     (3,624,546)             --

 NET ASSETS:
     Beginning of period                                                 20,925,974      53,418,160       7,878,947              --
                                                                       ------------    ------------    ------------    ------------
     End of period                                                     $ 14,394,747    $ 26,707,034    $  4,254,401    $         --
                                                                       ============    ============    ============    ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
     Net investment income (loss)                                      $    365,453    $  2,755,312    $    172,573    $    110,399
     Net realized gain (loss) on investments                                     --       4,114,704        (233,660)       (123,152)
     Capital gain distributions from mutual funds                                --              --              --              --
     Net unrealized appreciation (depreciation) of investments                   --     (22,035,571)     (1,473,224)         14,190
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from operations         365,453     (15,165,555)     (1,534,311)          1,437
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                     4,362,781       3,331,236         305,383              --
     Administrative charges                                                 (12,657)        (41,407)         (4,669)            (16)
     Transfers                                                           10,019,898      (5,808,810)       (383,257)       (409,315)
     Contract Withdrawals                                                (9,100,204)     (9,270,654)     (1,420,101)           (913)
     Deferred Sales                                                        (146,706)       (122,834)        (39,003)            (12)
     Death Benefits                                                         (66,534)       (295,408)        (61,999)             --
     Annuity Payments                                                            --          (2,940)        (14,656)             --
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from
          principal transactions                                          5,056,578     (12,210,817)     (1,618,302)       (410,256)
                                                                       ------------    ------------    ------------    ------------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                              5,422,031     (27,376,372)     (3,152,613)       (408,819)

NET ASSETS:
     Beginning of period                                                 15,503,943      80,794,532      11,031,560         408,819
                                                                       ------------    ------------    ------------    ------------
     End of period                                                     $ 20,925,974    $ 53,418,160    $  7,878,947    $         --
                                                                       ============    ============    ============    ============

See accompanying notes.

                                     VA A-22

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                  Subaccounts
                                                                       -------------------------------------------------------------
                                                                                                         Alliance
                                                                                                           U.S.
                                                                                                        Government/      Alliance
                                                                         Alliance        Alliance       High Grade       Worldwide
                                                                        Technology     Total Return     Securities     Privatization
                                                                        Portfolio       Portfolio        Portfolio        Portfolio
                                                                       ------------    ------------    ------------    -------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
    Net investment income (loss)                                       $   (273,905)   $    170,149    $    124,838    $     16,524
    Net realized gain (loss) on investments                              (8,951,784)       (534,559)        177,501        (782,351)
    Capital gain distributions from mutual funds                                 --          62,349              --              --
    Net unrealized appreciation (depreciation) of investments            (2,186,033)     (1,510,360)        584,830         552,030
                                                                       ------------    ------------    ------------    ------------
       Increase (decrease) in net assets resulting from operations      (11,411,722)     (1,812,421)        887,169        (213,797)
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
    Contract Deposit                                                        808,685       1,063,596       2,831,576         184,927
    Administrative charges                                                  (20,054)        (11,101)        (11,270)         (4,251)
    Transfers                                                            (2,536,411)        699,665       7,600,529        (310,707)
    Contract Withdrawals                                                 (3,409,135)     (3,454,550)     (3,585,025)     (1,175,839)
    Deferred Sales                                                          (75,296)        (47,118)        (79,172)        (20,474)
    Death Benefits                                                         (221,309)       (581,319)       (156,338)        (64,712)
    Annuity Payments                                                         (5,446)         (5,379)         (4,977)           (262)
                                                                       ------------    ------------    ------------    ------------
       Increase (Decrease) in net assets resulting from
          principal transactions                                         (5,458,966)     (2,336,206)      6,595,323      (1,391,318)
                                                                       ------------    ------------    ------------    ------------
    TOTAL INCREASE (DECREASE) IN NET ASSETS                             (16,870,688)     (4,148,627)      7,482,492      (1,605,115)

 NET ASSETS:
    Beginning of period                                                  29,952,674      15,867,125       9,309,207       5,217,750
                                                                       ------------    ------------    ------------    ------------
    End of period                                                      $ 13,081,986    $ 11,718,498    $ 16,791,699    $  3,612,635
                                                                       ============    ============    ============    ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
    Net investment income (loss)                                       $  2,559,659    $    600,349    $    225,829    $    328,130
    Net realized gain (loss) on investments                                 783,080         170,087          87,713        (385,185)
    Capital gain distributions from mutual funds                                 --              --              --
    Net unrealized appreciation (depreciation) of investments           (16,204,643)       (779,810)        209,759      (1,505,458)
                                                                       ------------    ------------    ------------    ------------
       Increase (decrease) in net assets resulting from operations      (12,861,904)         (9,374)        523,301      (1,562,513)
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
    Contract Deposit                                                      1,938,193       1,207,323         748,916         291,116
    Administrative charges                                                  (24,508)         (9,792)         (4,309)         (4,346)
    Transfers                                                            (3,560,585)      7,284,408       3,880,358      (1,190,748)
    Contract Withdrawals                                                 (4,179,669)     (5,288,060)     (3,578,476)     (1,278,771)
    Deferred Sales                                                          (85,105)        (70,730)        (70,913)        (21,942)
    Death Benefits                                                         (141,685)        (64,974)        (26,120)        (37,121)
    Annuity Payments                                                         (9,973)             --            (219)           (300)
                                                                       ------------    ------------    ------------    ------------
       Increase (decrease) in net assets resulting from
          principal transactions                                         (6,063,332)      3,058,175         949,237      (2,242,112)
                                                                       ------------    ------------    ------------    ------------
    TOTAL INCREASE (DECREASE) IN NET ASSETS                             (18,925,236)      3,048,801       1,472,538      (3,804,625)

NET ASSETS:
    Beginning of period                                                  48,877,910      12,818,324       7,836,669       9,022,375
                                                                       ------------    ------------    ------------    ------------
    End of period                                                      $ 29,952,674    $ 15,867,125    $  9,309,207    $  5,217,750
                                                                       ============    ============    ============    ============

See accompanying notes.

                                     VA A-23

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                Subaccounts
                                                                       ------------------------------------------------------------

                                                                                                         Brinson
                                                                         Brinson         Brinson         Growth &         Brinson
                                                                         Balanced     Global Income      Income         High Income
                                                                        Portfolio       Portfolio       Portfolio        Portfolio
                                                                       ------------   -------------    ------------    ------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
     Net investment income (loss)                                      $         --    $         --    $         --    $         --
     Net realized gain (loss) on investments                                     --              --              --              --
     Capital gain distributions from mutual funds                                --              --              --              --
     Net unrealized appreciation (depreciation) of investments                   --              --              --              --
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from operations              --              --              --              --
                                                                       ------------    ------------    ------------    ------------

PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                            --              --              --              --
     Administrative charges                                                      --              --              --              --
     Transfers                                                                   --
     Contract Withdrawals                                                        --              --              --              --
     Deferred Sales                                                              --              --              --              --
     Death Benefits                                                              --              --              --              --
     Annuity Payments                                                            --              --              --              --
                                                                       ------------    ------------    ------------    ------------
        Increase (Decrease) in net assets resulting from
          principal transactions                                                 --              --              --              --
                                                                       ------------    ------------    ------------    ------------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                                     --              --              --              --

 NET ASSETS:
     Beginning of period                                                         --              --              --              --
                                                                       ------------    ------------    ------------    ------------
     End of period                                                     $         --    $         --    $         --    $         --
                                                                       ============    ============    ============    ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
     Net investment income (loss)                                      $      9,378    $       (304)   $      7,373    $      3,465
     Net realized gain (loss) on investments                                (11,869)            651          (8,704)        (25,850)
     Capital gain distributions from mutual funds                                --              --              --              --
     Net unrealized appreciation (depreciation) of investments                3,701            (498)            455          17,979
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from operations           1,210            (151)           (876)         (4,406)
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
     Contract Deposit                                                            --              --              --              --
     Administrative charges                                                     (49)            (20)            (33)            (43)
     Transfers                                                              (41,271)        (25,450)        (26,518)        (50,577)
     Contract Withdrawals                                                        --          (2,091)           (472)         (2,265)
     Deferred Sales                                                              --              --              --              --
     Death Benefits                                                              --              --              --              --
     Annuity Payments                                                            --              --              --              --
                                                                       ------------    ------------    ------------    ------------
        Increase (decrease) in net assets resulting from
          principal transactions                                            (41,320)        (27,561)        (27,023)        (52,885)
                                                                       ------------    ------------    ------------    ------------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                                (40,110)        (27,712)        (27,899)        (57,291)

NET ASSETS:
     Beginning of period                                                     40,110          27,712          27,899          57,291
                                                                       ------------    ------------    ------------    ------------
     End of period                                                     $         --    $         --    $         --    $         --
                                                                       ============    ============    ============    ============

See accompanying notes.

                                     VA A-24

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                               Subaccounts
                                                                       ------------------------------------------------------------

                                                                         Brinson                         Delaware         Delaware
                                                                         Tactical        Delaware       VIP Capital       VIP Cash
                                                                        Allocation     VIP Balanced      Reserves         Reserves
                                                                        Portfolio         Series          Series          Series
                                                                       ------------    ------------    ------------    ------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                        $     (1,953)   $      4,445    $     10,977    $         11
   Net realized gain (loss) on investments                                 (103,583)         (7,931)            113              --
   Capital gain distributions from mutual funds                                  --              --              --              --
   Net unrealized appreciation (depreciation) of investments                (28,944)        (40,862)          7,347              --
                                                                       ------------    ------------    ------------    ------------
       Increase (decrease) in net assets resulting from operations         (134,480)        (44,348)         18,437              11
                                                                       ------------    ------------    ------------    ------------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                              --              --              --              --
   Administrative charges                                                      (667)           (219)           (149)            (94)
   Transfers                                                               (136,296)              1          37,985              --
   Contract Withdrawals                                                     (20,433)        (20,578)         (2,087)        (22,757)
   Deferred Sales                                                                --              --              --              --
   Death Benefits                                                           (10,158)             --              --              --
   Annuity Payments                                                              --              --              --              --
                                                                       ------------    ------------    ------------    ------------
       Increase (Decrease) in net assets resulting from
          principal transactions                                           (167,554)        (20,796)         35,749         (22,851)
                                                                       ------------    ------------    ------------    ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                 (302,034)        (65,144)         54,186         (22,840)

 NET ASSETS:
   Beginning of period                                                      596,695         271,658         311,627         199,267
                                                                       ------------    ------------    ------------    ------------
   End of period                                                       $    294,661    $    206,514    $    365,813    $    176,427
                                                                       ============    ============    ============    ============

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                        $     40,878    $      4,708    $     14,525    $      6,171
   Net realized gain (loss) on investments                                   (5,691)        (27,000)         (5,413)
   Capital gain distributions from mutual funds                                  --              --              --              --
   Net unrealized appreciation (depreciation) of investments               (135,525)        (11,742)         13,952              --
                                                                       ------------    ------------    ------------    ------------
       Increase (decrease) in net assets resulting from operations         (100,338)        (34,034)         23,064           6,171
                                                                       ------------    ------------    ------------    ------------
PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                          57,039              --              --              --
   Administrative charges                                                      (817)           (245)           (127)           (163)
   Transfers                                                                 27,372              --              --          11,756
   Contract Withdrawals                                                     (22,737)        (55,369)       (204,162)        (80,645)
   Deferred Sales                                                                --              --              --              --
   Death Benefits                                                                --         (44,973)             --              --
   Annuity Payments                                                              --              --              --              --
                                                                       ------------    ------------    ------------    ------------
       Increase (decrease) in net assets resulting from
          principal transactions                                             60,857        (100,587)       (204,289)        (69,052)
                                                                       ------------    ------------    ------------    ------------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                  (39,481)       (134,621)       (181,225)        (62,881)

NET ASSETS:
   Beginning of period                                                      636,176         406,279         492,852         262,148
                                                                       ------------    ------------    ------------    ------------
   End of period                                                       $    596,695    $    271,658    $    311,627    $    199,267
                                                                       ============    ============    ============    ============

See accompanying notes.

                                     VA A-25

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                Subaccounts
                                                                     --------------------------------------------------------------

                                                                       Delaware
                                                                      VIP Growth        Delaware        Delaware        Dreyfus
                                                                     Opportunities  VIP High Yield   VIP Large Cap   Small Company
                                                                        Series          Series       Value Series   Stock Portfolio
                                                                     -------------  --------------   -------------  ---------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                      $   149,138      $   11,462     $    12,147      $   (2,803)
   Net realized gain (loss) on investments                              (325,742)        (42,175)        (69,956)          2,066
   Capital gain distributions from mutual funds                                -               -               -               -
   Net unrealized appreciation (depreciation) of investments            (141,307)         29,867        (560,736)        (49,664)
                                                                     -----------      ----------     -----------      ----------
     Increase (decrease) in net assets resulting from operations        (317,911)           (846)       (618,545)        (50,401)
                                                                     -----------      ----------     -----------      ----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                            -               -               -           1,201
   Administrative charges                                                 (1,084)           (112)         (1,534)           (170)
   Transfers                                                              (2,036)                        (35,937)         27,743
   Contract Withdrawals                                                 (727,632)        (48,994)       (512,020)        (12,739)
   Deferred Sales                                                              -               -               -             (66)
   Death Benefits                                                              -               -               -               -
   Annuity Payments                                                            -               -               -               -
                                                                     -----------      ----------     -----------      ----------
     Increase (Decrease) in net assets resulting from principal
      transactions                                                      (730,752)        (49,106)       (549,491)         15,969
                                                                     -----------      ----------     -----------      ----------

   TOTAL INCREASE (DECREASE) IN NET ASSETS                            (1,048,663)        (49,952)     (1,168,036)        (34,432)
 NET ASSETS:
   Beginning of period                                                 1,695,119         130,168       3,412,903         229,547
                                                                     -----------      ----------     -----------      ----------
   End of period                                                     $   646,456      $   80,216     $ 2,244,867      $  195,115
                                                                     ===========      ==========     ===========      ==========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                      $   441,131      $   12,708     $   (39,005)     $   (3,809)
   Net realized gain (loss) on investments                                 8,013         (21,323)        112,535          11,929
   Capital gain distributions from mutual funds                                -               -               -               -
   Net unrealized appreciation (depreciation) of investments            (848,241)            310         263,387)        (26,611)
                                                                     -----------      ----------     -----------      ----------
     Increase (decrease) in net assets resulting from operations        (399,097)         (8,305)       (189,857)        (18,491)
                                                                     -----------      ----------     -----------      ----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                            -               -               -           1,213
   Administrative charges                                                 (1,088)           (105)         (1,602)           (152)
   Transfers                                                             (89,857)         (4,121)         82,222         (66,829)
   Contract Withdrawals                                                 (190,704)        (21,451)       (573,338)        (18,353)
   Deferred Sales                                                              -               -               -            (162)
   Death Benefits                                                        (56,301)              -               -               -
   Annuity Payments                                                            -               -               -               -
                                                                     -----------      ----------     -----------      ----------
     Increase (decrease) in net assets resulting from principal
      transactions                                                      (337,950)        (25,677)       (492,718)        (84,283)
                                                                     -----------      ----------     -----------      ----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                              (737,047)        (33,982)       (682,575)       (102,774)

NET ASSETS:
   Beginning of period                                                 2,432,166         164,150       4,095,478         332,321
                                                                     -----------      ----------     -----------      ----------
   End of period                                                     $ 1,695,119      $  130,168     $ 3,412,903      $  229,547
                                                                     ===========      ==========     ===========      ==========

See accompanying notes.

                                    VA A-26

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                              Subaccounts
                                                                     --------------------------------------------------------------

                                                                        Dreyfus         Fidelity      Fidelity
                                                                     Stock Index     Asset Manager   Contrafund        Fidelity
                                                                        Fund           Portfolio      Portfolio    Growth Portfolio
                                                                     -----------     -------------   ----------    ----------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                      $    (2,370)     $   26,212     $    (3,778)     $   (28,107)
   Net realized gain (loss) on investments                              (265,159)        (89,560)        (21,865)        (490,686)
   Capital gain distributions from mutual funds                                -               -               -                -
   Net unrealized appreciation (depreciation) of investments            (381,559)        (43,890)        (45,617)        (463,682)
                                                                     -----------      ----------     -----------      -----------
     Increase (decrease) in net assets resulting from operations        (649,088)       (107,238)        (71,260)        (982,475)
                                                                     -----------      ----------     -----------      -----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                       15,049           2,100          19,379           25,629
   Administrative charges                                                 (2,344)           (665)           (938)          (2,556)
   Transfers                                                            (176,190)       (136,423)         96,862         (186,680)
   Contract Withdrawals                                                 (446,973)        (95,281)        (50,343)        (409,365)
   Deferred Sales                                                         (9,615)         (1,650)           (696)          (8,579)
   Death Benefits                                                              -         (12,808)              -                -
   Annuity Payments                                                            -               -               -          (17,529)
                                                                     -----------      ----------     -----------      -----------
     Increase (Decrease) in net assets resulting from principal
      transactions                                                      (620,073)       (244,727)         64,264         (599,080)
                                                                     -----------      ----------     -----------      -----------
   TOTAL INCREASE (DECREASE)  IN NET ASSETS                           (1,269,161)       (351,965)         (6,996)      (1,581,555)

 NET ASSETS:
   Beginning of period                                                 2,921,961       1,100,492         604,888        3,350,724
                                                                     -----------      ----------     -----------      -----------
   End of period                                                     $ 1,652,800      $  748,527     $   597,892      $ 1,769,169
                                                                     ===========      ==========     ===========      ===========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                      $     4,410      $   45,664     $    16,032          251,525
   Net realized gain (loss) on investments                                93,196         (25,050)        (18,986)         (19,076)
   Capital gain distributions from mutual funds                                -               -               -                -
   Net unrealized appreciation (depreciation) of investments            (619,823)        (80,159)       (108,018)      (1,119,505)
                                                                     -----------      ----------     -----------      -----------
     Increase (decrease) in net assets resulting from operations        (522,217)        (59,545)       (110,972)        (887,056)
                                                                     -----------      ----------     -----------      -----------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                       50,562          44,595          29,531           62,581
   Administrative charges                                                 (2,267)           (658)           (787)          (2,584)
   Transfers                                                            (343,920)        110,097        (100,966)        (418,679)
   Contract Withdrawals                                                 (185,965)        (80,768)         (7,942)        (145,349)
   Deferred Sales                                                         (4,915)         (1,801)           (207)          (3,594)
   Death Benefits                                                         (8,294)        (16,552)              -                -
   Annuity Payments                                                            -               -               -          (24,843)
                                                                     -----------      ----------     -----------      -----------
     Increase (decrease) in net assets resulting from principal
      transactions                                                      (494,799)         54,913         (80,371)        (532,468)
                                                                     -----------      ----------     -----------      -----------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                            (1,017,016)         (4,632)       (191,343)      (1,419,524)

NET ASSETS:
   Beginning of period                                                 3,938,977       1,105,124         796,231        4,770,248
                                                                     -----------      ----------     -----------      -----------
   End of period                                                     $ 2,921,961      $1,100,492     $   604,888      $ 3,350,724
                                                                     ===========      ==========     ===========      ===========

See accompanying notes.

                                    VA A-27

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                     Subaccounts
                                                                                ---------------------------------------------------

                                                                                               Fidelity
                                                                                  Fidelity    Investment      Fidelity    Fidelity
                                                                                High Income   Grade Bond    Money Market  Overseas
                                                                                 Portfolio    Portfolio      Portfolio    Portfolio
                                                                                -----------   ----------    ------------  ---------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
  Net investment income (loss)                                                  $   26,145    $  12,567     $     7,549   $    (723)
  Net realized gain (loss) on investments                                          (89,851)      21,578               -     (20,120)
  Capital gain distributions from mutual funds                                           -            -               -           -
  Net unrealized appreciation (depreciation) of investments                         66,552       24,293               -     (10,507)
                                                                                ----------    ---------     -----------   ---------
    Increase (decrease) in net assets resulting from operations                      2,846       58,438           7,549     (31,350)
                                                                                ----------    ---------     -----------   ---------

PRINCIPAL TRANSACTIONS:
  Contract Deposit                                                                   2,110          750          15,495           -
  Administrative charges                                                              (185)        (440)         (2,502)        (93)
  Transfers                                                                        (71,915)      80,538         583,069     (19,231)
  Contract Withdrawals                                                             (23,959)     (66,428)     (1,512,684)     (1,837)
  Deferred Sales                                                                      (310)      (1,333)        (37,690)          -
  Death Benefits                                                                         -            -        (178,614)          -
  Annuity Payments                                                                       -            -               -      (8,591)
                                                                                ----------    ---------     -----------   ---------
    Increase (Decrease) in net assets resulting from principal transactions        (94,259)      13,087      (1,132,926)    (29,752)
                                                                                ----------    ---------     -----------   ---------
  TOTAL INCREASE (DECREASE) IN NET ASSETS                                          (91,413)      71,525      (1,125,377)    (61,102)

 NET ASSETS:
  Beginning of period                                                              306,107      629,859       3,287,656     150,544
                                                                                ----------    ---------     -----------   ---------
  End of period                                                                 $  214,694    $ 701,384     $ 2,162,279   $  89,442
                                                                                ==========    =========     ===========   =========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
  Net investment income (loss)                                                  $   39,274    $  22,252     $    83,976   $  21,473
  Net realized gain (loss) on investments                                          (26,849)       2,395                     (16,955)
  Capital gain distributions from mutual funds                                           -            -               -           -
  Net unrealized appreciation (depreciation) of investments                        (57,119)      14,014               -     (50,187)
                                                                                ----------    ---------     -----------   ---------
    Increase (decrease) in net assets resulting from operations                    (44,694)      38,661          83,976     (45,669)
                                                                                ----------    ---------     -----------   ---------

PRINCIPAL TRANSACTIONS:
  Contract Deposit                                                                   2,104            -         891,845           -
  Administrative charges                                                              (192)        (325)         (1,441)       (117)
  Transfers                                                                          1,498       57,257       1,489,764      19,169
  Contract Withdrawals                                                              (8,427)     (24,560)     (1,951,876)    (21,592)
  Deferred Sales                                                                         -          (80)        (51,743)       (375)
  Death Benefits                                                                    (5,951)           -         (57,906)          -
  Annuity Payments                                                                       -            -               -     (11,329)
                                                                                ----------    ---------     -----------   ---------
    Increase (decrease) in net assets resulting from principal transactions        (10,968)      32,292         318,643     (14,244)
                                                                                ----------    ---------     -----------   ---------
  TOTAL INCREASE (DECREASE) IN NET ASSETS                                          (55,662)      70,953         402,619     (59,913)

NET ASSETS:
  Beginning of period                                                              361,769      558,906       2,885,037     210,457
                                                                                ----------    ---------     -----------   ---------
  End of period                                                                 $  306,107    $ 629,859     $ 3,287,656   $ 150,544
                                                                                ==========    =========     ===========   =========

See accompanying notes.

                                    VA A-28

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                               Subaccounts
                                                                -------------------------------------------------------------------
                                                                                                                      Merrill Lynch
                                                                  Mercury HW         Merrill Lynch    Merrill Lynch    Developing
                                                                International VIP  Basic Value V.I.  Core Bond V.I.  Capital Markets
                                                                   Portfolio             Fund             Fund          V.I. Fund
                                                                -----------------  ----------------  --------------  --------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
  Net investment income (loss)                                      $      449        $        27        $  2,237         $     (68)
  Net realized gain (loss) on investments                                  (17)                 5             132               (12)
  Capital gain distributions from mutual funds                               -                475               -                 -
  Net unrealized appreciation (depreciation) of investments             (2,900)           (15,555)          2,900              (742)
                                                                    ----------        -----------        --------         ---------
    Increase (decrease) in net assets resulting from operations         (2,468)           (15,048)          5,269              (822)
                                                                    ----------        -----------        --------         ---------

PRINCIPAL TRANSACTIONS:
  Contract Deposit                                                           -                  -               -                 -
  Administrative charges                                                   (23)               (71)            (53)               (7)
  Transfers                                                                                    (1)              2                 -
  Contract Withdrawals                                                       -                  -          (1,990)                -
  Deferred Sales                                                             -                  -             (36)                -
  Death Benefits                                                             -                  -               -                 -
  Annuity Payments                                                           -                  -               -                 -
                                                                    ----------        -----------        --------         ---------
    Increase (Decrease) in net assets resulting from principal
      transactions                                                         (23)               (72)         (2,077)               (7)
                                                                    ----------        -----------        --------         ---------
  TOTAL INCREASE (DECREASE) IN NET ASSETS                               (2,491)           (15,120)          3,192              (829)

 NET ASSETS:
  Beginning of period                                                   19,341             79,607          66,793             7,158
                                                                    ----------        -----------        --------         ---------
  End of period                                                     $   16,850        $    64,487        $ 69,985         $   6,329
                                                                    ==========        ===========        ========         =========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
  Net investment income (loss)                                      $      713        $     3,582        $  2,797         $     (31)
  Net realized gain (loss) on investments                                  (18)               (40)             97               (42)
  Capital gain distributions from mutual funds                               -                  -               -                 -
  Net unrealized appreciation (depreciation) of investments             (3,125)            (1,375)            472                78
                                                                    ----------        -----------        --------         ---------
    Increase (decrease) in net assets resulting from operations         (2,430)             2,167           3,366                 5
                                                                    ----------        -----------        --------         ---------

PRINCIPAL TRANSACTIONS:
  Contract Deposit                                                           -                  -               -                 -
  Administrative charges                                                   (17)               (79)            (50)               (8)
  Transfers                                                             21,788                  -          (1,304)                -
  Contract Withdrawals                                                       -                  -            (543)                -
  Deferred Sales                                                             -                  -               -                 -
  Death Benefits                                                             -                  -               -                 -
  Annuity Payments                                                           -                  -               -                 -
                                                                    ----------        -----------        --------         ---------
    Increase (decrease) in net assets resulting from principal
      transactions                                                      21,771                (79)         (1,897)               (8)
                                                                    ----------        -----------        --------         ---------
  TOTAL INCREASE (DECREASE) IN NET ASSETS                               19,341              2,088           1,469                (3)

NET ASSETS:
  Beginning of period                                                        -             77,519          65,324             7,161
                                                                    ----------        -----------        --------         ---------
  End of period                                                     $   19,341        $    79,607        $ 66,793         $   7,158
                                                                    ==========        ===========        ========         =========

See accompanying notes.

                                    VA A-29

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                               Subaccounts
                                                                    ----------------------------------------------------------------
                                                                    Merrill Lynch                                      Merrill Lynch
                                                                       Global         Merrill Lynch    Merrill Lynch   International
                                                                    Allocation V.I.   Global Growth    High Current    Equity Focus
                                                                        Fund            V.I. Fund    Income V.I. Fund      Fund
                                                                    ---------------   -------------  ----------------  -------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                        $     761         $    (101)     $    2,447       $       -
   Net realized gain (loss) on investments                                   (80)              (20)            (45)              -
   Capital gain distributions from mutual funds                                -                 -               -               -
   Net unrealized appreciation (depreciation) of investments              (4,271)           (2,696)         (3,208)              -
                                                                       ---------         ---------      ----------       ---------
     Increase (decrease) in net assets resulting from operations          (3,590)           (2,817)           (806)              -
                                                                       ---------         ---------      ----------       ---------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                            -                 -               -               -
   Administrative charges                                                    (36)               (8)            (27)              -
   Transfers                                                                   -                (1)              -               -
   Contract Withdrawals                                                        -                 -               -               -
   Deferred Sales                                                              -                 -               -               -
   Death Benefits                                                              -                 -               -               -
   Annuity Payments                                                            -                 -               -               -
                                                                       ---------         ---------      ----------       ---------
     Increase (Decrease) in net assets resulting from principal
      transactions                                                           (36)               (9)            (27)              -
                                                                       ---------         ---------      ----------       ---------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                              (3,626)           (2,826)           (833)              -

 NET ASSETS:
   Beginning of period                                                    38,106             9,807          28,428               -
                                                                       ---------         ---------      ----------       ---------
   End of period                                                       $  34,480         $   6,981      $   27,595       $       -
                                                                       =========         =========      ==========       =========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                        $      29         $     (47)     $    2,684       $     245
   Net realized gain (loss) on investments                                  (229)              (31)            (86)         (6,681)
   Capital gain distributions from mutual funds                                -                 -               -               -
   Net unrealized appreciation (depreciation) of investments              (4,100)           (3,040)         (1,887)          4,248
                                                                       ---------         ---------      ----------       ---------
     Increase (decrease) in net assets resulting from operations          (4,300)           (3,118)            711          (2,188)
                                                                       ---------         ---------      ----------       ---------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                            -                 -               -               -
   Administrative charges                                                    (37)              (10)            (28)             (7)
   Transfers                                                                   -                 -               -         (21,789)
   Contract Withdrawals                                                        -                 -               -               -
   Deferred Sales                                                              -                 -               -               -
   Death Benefits                                                              -                 -               -               -
   Annuity Payments                                                            -                 -               -               -
                                                                       ---------         ---------      ----------       ---------
     Increase (decrease) in net assets resulting from principal
      transactions                                                           (37)              (10)            (28)        (21,796)
                                                                       ---------         ---------      ----------       ---------
     TOTAL INCREASE (DECREASE) IN NET ASSETS                              (4,337)           (3,128)            683         (23,984)

NET ASSETS:
   Beginning of period                                                    42,443            12,935          27,745          23,984
                                                                       ---------         ---------      ----------       ---------
   End of period                                                       $  38,106         $   9,807      $   28,428       $       -
                                                                       =========         =========      ==========       =========

See accompanying notes.

                                    VA A-30

AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
 OF NEW YORK (AI LIFE)
VARIABLE ACCOUNT A

                                                                                                   Subaccounts
                                                                                ------------------------------------------------

                                                                                                    Van Eck
                                                                                Merrill Lynch       Worldwide        Van Eck
                                                                                Large Cap Core      Emerging      Worldwide Hard
                                                                                  V.I. Fund       Markets Fund     Assets Fund
                                                                                --------------    ------------    --------------
STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2002

OPERATIONS:
   Net investment income (loss)                                                 $     (59)          $    (179)       $    (65)
   Net realized gain (loss) on investments                                            (31)             (4,027)            (12)
   Capital gain distributions from mutual funds                                         -                   -               -
   Net unrealized appreciation (depreciation) of investments                       (2,017)              2,303            (357)
                                                                                ---------           ---------        --------
     Increase (decrease) in net assets resulting from operations                   (2,107)             (1,903)           (434)
                                                                                ---------           ---------        --------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                                     -                   -               -
   Administrative charges                                                             (11)                (12)            (22)
   Transfers                                                                            1              11,538           3,309
   Contract Withdrawals                                                                 -                   -             (94)
   Deferred Sales                                                                       -                   -              (3)
   Death Benefits                                                                       -                   -               -
   Annuity Payments                                                                     -                   -               -
                                                                                ---------           ---------        --------
     Increase (Decrease) in net assets resulting from principal transactions          (10)             11,526           3,190
                                                                                ---------           ---------        --------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                         (2,117)              9,623           2,756

 NET ASSETS:
   Beginning of period                                                             11,618              13,924           8,015
                                                                                ---------           ---------        --------
   End of period                                                                $   9,501           $  23,547        $ 10,771
                                                                                =========           =========        ========

STATEMENTS OF CHANGES IN NET ASSETS
Year Ended December 31, 2001

OPERATIONS:
   Net investment income (loss)                                                 $     (67)          $    (184)       $    (49)
   Net realized gain (loss) on investments                                           (104)               (104)           (727)
   Capital gain distributions from mutual funds                                         -                   -               -
   Net unrealized appreciation (depreciation) of investments                         (936)               (365)         (3,100)
                                                                                ---------           ---------        --------
     Increase (decrease) in net assets resulting from operations                   (1,107)               (653)         (3,876)
                                                                                ---------           ---------        --------

PRINCIPAL TRANSACTIONS:
   Contract Deposit                                                                     -                 500               -
   Administrative charges                                                             (11)                (18)            (26)
   Transfers                                                                            -               3,973               -
   Contract Withdrawals                                                                 -                   -         (17,047)
   Deferred Sales                                                                       -                   -            (149)
   Death Benefits                                                                       -                   -               -
   Annuity Payments                                                                     -                   -               -
                                                                                ---------           ---------        --------
     Increase (decrease) in net assets resulting from principal transactions          (11)              4,455         (17,222)
                                                                                ---------           ---------        --------
   TOTAL INCREASE (DECREASE) IN NET ASSETS                                         (1,118)              3,802         (21,098)

NET ASSETS:
   Beginning of period                                                             12,736              10,122          29,113
                                                                                ---------           ---------        --------
   End of period                                                                $  11,618           $  13,924        $  8,015
                                                                                =========           =========        ========

See accompanying notes.

                                    VA A-31

                  AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
                              OF NEW YORK (AI LIFE)
                               VARIABLE ACCOUNT A

                          NOTES TO FINANCIAL STATEMENTS

A. History

Variable Account A (the "Account") is a separate investment account established under the provisions of New York Insurance Law by American International Life Assurance Company of New York (the "Company"), a wholly-owned subsidiary of American International Group, Inc. The Account operates as a unit investment trust registered under the Investment Company Act of 1940, as amended, and supports the operations of the Company's individual single purchase payment deferred variable annuity contracts, individual flexible premium deferred variable annuity contracts and group flexible premium deferred variable annuity contracts (the "contracts"). The following products are offered by the Account:
Profile, Ovation, Ovation Plus, Ovation Advisor, Trilogy and Paradigm. The Alliance Gallery product has been discontinued as of April 30, 2000. The Account invests in shares of AIM Variable Insurance Fund ("AIM Fund"), Alliance Variable Products Series Fund, Inc. ("Alliance"), Alliance Variable Products Series Fund B, Inc. ("Alliance B"), American Funds Distributors , Inc. ("American Fund"), Brinson Series Trust ("Brinson Trust" formerly Mitchell Hutchins Trust, "Mitchell Hutchins Series Trust"), Dreyfus Variable Investment Fund ("Dreyfus Fund"), Fidelity Variable Insurance Products Fund ("Fidelity Fund"), Franklin Templeton Investments, ("Franklin Templeton Fund"), Liberty Financial Funds ("Liberty Fund"), Mercury HW Variable Trust ("Mercury HW Trust", formerly Hotchkis & Wiley Variable Trust, "Hotchkis & Wiley Trust"), Merrill Lynch Variable Series Funds ("Merrill Lynch Fund"), MFS Investment Management ("MFS Fund"), OppenheimerFunds Distributor, Inc. ("Oppenheimer Fund"), Putnam Investments ("Putnam Fund"), The Universal Institutional Funds ("The UIF Fund"), Van Eck Worldwide Insurance Trust ("Van Eck Trust"), Vanguard Group ("Vanguard Fund")and Vanguard Variable Insurance Funds ("Vanguard VI Fund"). The assets in the policies may be invested in the following subaccounts:

AIM Fund:
           Capital Appreciation Fund
           International Growth Fund

Alliance:
          AllianceBernstein International Value Portfolio
          AllianceBernstein Real Estate Investment Portfolio **
          AllianceBernstein Small Cap Value Portfolio
          AllianceBernstein Utility Income Portfolio **
          Americas Government Income Portfolio
          Global Bond Portfolio
          Global Dollar Government Portfolio
          Growth Portfolio
          Growth & Income Portfolio
          High Yield Portfolio
          International Portfolio
          Money Market Portfolio
          Premier Growth Portfolio
          Quasar Portfolio
          Technology Portfolio
          Total Return Portfolio
          U.S. Government/High Grade Securities Portfolio
          Worldwide Privatization Portfolio

Alliance B:

          Bernstein Value Portfolio
          Growth Portfolio
          Growth & Income Portfolio
          Money Market Portfolio
          Premier Growth Portfolio
          Technology Portfolio
          U.S. Government/High Grade Securities Portfolio

American Fund:
          AMCAP Fund
          Bond Fund of America
          Capital World Growth and Income Fund
          EuroPacific Growth Fund
          Investment Company of America
          New Economy Fund
          SMALLCAP World Fund
          Washington Mutual Investors Fund

Brinson Trust:
          Tactical Allocation Portfolio

Dreyfus Fund:
        Small Company Stock Portfolio
        Stock Index Portfolio

Fidelity Fund:
        Asset Manager Portfolio
        Contrafund Portfolio
        Growth Portfolio
        High Income Portfolio
        Investment Grade Bond Portfolio
        Money Market Portfolio
        Overseas Portfolio

Franklin Templeton Fund:
        Foreign Fund
        Gold and Precious Metals Fund
        Mutual Financial Services Fund

Liberty Fund:
        High Yield Securities Fund
        Newport Tiger Fund

Mercury HW Trust:
        International VIP Portfolio *

Merrill Lynch Fund:
        American Balanced V.I. Fund *
        Basic Value V.I. Fund
        Capital Focus Fund *
        Core Bond V.I. Fund
        Developing Capital Markets V.I. Fund
        Domestic Money Market V.I. Fund
        Global Allocation V.I. Fund
        Global Growth V.I. Fund
        High Current Income V.I. Fund
        International Equity Focus Fund *
        Large Cap Core V.I. Fund
        Large Cap Growth V.I. Fund
        Small Cap Value V.I. Fund
        Utilities and Telecom V.I. Fund

MFS Fund:
        Emerging Growth Series
        New Discovery Series
        Research Series

                                    VA A-32

                  AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
                              OF NEW YORK (AI LIFE)
                               VARIABLE ACCOUNT A

                    NOTES TO FINANCIAL STATEMENTS (continued)

Oppenheimer Fund:
          Centennial Money Market Fund
          International Bond Fund
          Strategic Income Fund

Putnam Fund:
          Health and Science Fund - Class A
          International Voyager Fund - Class A
          The Putnam Fund for Growth and Income - Class A
          Voyager Fund - Class A
          Voyager II Fund - Class A

The UIF Fund:
          Core Plus Fixed Income Portfolio
          Equity Growth Portfolio
          International Magnum Portfolio
          Mid Cap Growth Portfolio
          Money Market Portfolio
          Technology Portfolio
          Value Portfolio

Van Eck Trust:
          Worldwide Emerging Markets Fund
          Worldwide Hard Assets Fund

Vanguard Fund:
        500 Index Fund
        International Growth Fund
        LifeStrategy Conservative Growth Fund
        LifeStrategy Growth Fund
        LifeStrategy Income Fund
        LifeStrategy Moderate Growth Fund
        Primecap Fund
        Prime Money Market Fund
        Small Cap Growth Index Fund
        Small Cap Value Index Fund
        Total Bond Market Index Fund
        U.S. Growth Fund
        Wellington Fund
        Windsor Fund

Vanguard VI Fund:
        Balanced Portfolio
        Diversified Value Portfolio
        Equity Income Portfolio
        Equity Index Portfolio
        Growth Portfolio
        High Yield Bond Portfolio
        International Portfolio
        MidCap Index Portfolio
        Money Market Portfolio
        REIT Index Portfolio
        Short Term Corporate Portfolio
        Small Company Growth Portfolio
        Total Bond Market Index Portfolio

* On 05/01/01 the Merrill Lynch Capital Focus Fund merged with the Merrill Lynch American Balanced Focus Fund. The Merrill Lynch International Equity Focus Fund merged with the Mercury HW International VIP Portfolio.

** On 10/26/01 the Alliance Real Estate Investment Portfolio merged with the Bernstein Real Estate Investment Portfolio. The Alliance Utility Income Portfolio merged with the Bernstein Utility Income Portfolio.

The assets of the Account are the property of the Company. The portion of the Account's assets applicable to the contracts are not chargeable with liabilities arising out of any other business conducted by the Company.

In addition to the Account, a contract holder may also allocate funds to the Guaranteed Account, which is part of the Company's general account. Amounts allocated to the Guaranteed Account are credited with a guaranteed rate of interest for a selected period. Because of exemptive and exclusionary provisions, interests in the Guaranteed Account have not been registered under the Securities Act of 1933, and the Guaranteed Account has not been registered as an investment company under the Investment Company Act of 1940.

B. Summary of Significant Accounting Policies and Basis of Presentation

The following is a summary of significant accounting policies followed by the Account in preparation of the financial statements in conformity with generally accepted accounting principles. For the purpose of comparison in the current year financials, certain line items in 2002 have been presented differently than in the 2001 Statement of Operations and Statement of Changes in Net Assets. Mutual funds distributions are presented on a separate line item in 2002 not aggregated in the Dividends line as in 2001. Daily administrative charges were presented on a separate line in 2001 and are aggregated in the Mortality and expense risk fee line in 2002. In addition the current year presentation of Note F reflects accumulation units valued at accumulation unit values. In prior years, this note presented annuity units valued at annuity unit values. In keeping with this change, Note G presents total accumulation units, whereas in prior years annuity units were segregated. This change in current year presentation has no impact on total assets held.

                                    VA A-33

                  AMERICAN INTERNATIONAL LIFE ASSURANCE COMPANY
                              OF NEW YORK (AI LIFE)
                               VARIABLE ACCOUNT A

                    NOTES TO FINANCIAL STATEMENTS (continued)

A. Investment Valuation - The investments in the respective funds and trusts are stated at market value, which is the net asset value of each of the respective series as determined by the Fund at the close of business on the last business day of the period.

B. Accounting for Investments - Investment transactions are accounted for on the date the investments are purchased or sold. Dividend income is recorded on the ex-dividend date.

C. Federal Income Taxes - The Company is taxed under federal law as a life insurance company. The Account is part of the Company's total operations and is not taxed separately. Under existing federal law, no taxes are payable on investment income or realized capital gains of the Account.

D. The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported values of assets and liabilities and the reported amounts from operations and policy transactions. Actual results could differ from those estimates.

E. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

C. Contract Charges

Daily charges for mortality and expense risks assumed by the Company are assessed through the daily unit value calculation and are equivalent, on an annual basis, to 1.25% of the value of the contracts.

Daily charges for administrative expenses are assessed through the daily unit value calculation and are equivalent, on an annual basis, to 0.15% of the value of the contracts. In addition, an annual administrative expense charge of $30 may be assessed against each contract on its anniversary date by surrendering units.

Daily charges for distribution expenses are assessed on all contracts issued under the Ovation Plus product and are equivalent, on an annual basis, to 0.20% of the value of the contracts. These charges are included as part of the administrative charges line of the Statement of Changes in Net Assets.

Daily charges for the Accidental Death Benefit (ADB) option are assessed through the daily unit value calculation on all contracts that have elected this option and are equivalent, on an annual basis, to 0.05% of the value of the contracts. These charges are included as part of the mortality and expense risk fees line of the Statement of Operations.

Daily charges for the Annual Ratchet Plan option are assessed on all contracts that have elected this option and are equivalent, on an annual basis, to 0.10% of the value of the contracts. These charges are included as part of the administrative charges line of the Statement of Changes in Net Assets.

Daily charges for the Equity Assurance Plan option are assessed on all contracts that have elected this option and are equivalent, on an annual basis, to a maximum 0.20% of the value of the contracts. These charges are included as part of the administrative charges line of the Statement of Changes in Net Assets.

In the event that a contract holder withdraws all or a portion of the contract value within the surrender charge period, the contracts provide that they will be assessed a deferred sales charge. The deferred sales charge is based on a table of charges, of which the maximum charge is 6% of the contract value subject to a maximum of 8.5% of premiums paid for single premium contracts and a maximum charge of 6% of premiums paid for flexible premium contracts. Contracts under the Ovation Advisor product are not subjected to surrender charges.

Certain states impose premium taxes upon contracts. The Company intends to advance premium taxes due until the contract is surrendered or annuitized.

D. Annuity Reserves

Annuity reserves are computed for contracts currently payable according to the 83 IAM or Annuity 2000 Mortality Tables. The assumed interest rate is 5%. Charges to annuity reserves for mortality and expense risks experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the variable annuity account.

                                    VA A-34

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales - (Continued)

For the year ended December 31, 2002, the aggregate cost of purchases and proceeds from the sales of investments were:

                                                                                    Cost of       Proceeds from
                                  Subaccounts                                      Purchases          Sales
---------------------------------------------------------------------------------------------------------------
AIM Capital Appreciation Fund                                                    $    15,485        $    69,919
AIM International Growth Fund                                                         34,630            105,526
Alliance Americas Government Income Portfolio                                      2,535,166          2,662,900
AllianceBernstein International Value Portfolio                                    2,665,653          1,985,344
AllianceBernstein Real Estate Investment Portfolio                                 1,951,389          1,651,580
AllianceBernstein Small Cap Value Portfolio                                        2,895,286          1,295,448
AllianceBernstein Utility Income Portfolio                                           874,642          2,419,340
Alliance Bernstein Value Portfolio B                                               2,984,378          1,800,605
Alliance Global Bond Portfolio                                                     1,033,002            735,303
Alliance Global Dollar Government Portfolio                                        1,176,019          1,187,804
Alliance Growth Portfolio                                                            252,776          7,885,889
Alliance Growth Portfolio B                                                        1,383,294            670,081
Alliance Growth & Income Portfolio                                                 2,745,515         17,141,956
Alliance Growth & Income Portfolio B                                               4,355,025          1,057,939
Alliance High Yield Portfolio                                                      1,523,618            705,085
Alliance International Portfolio                                                   5,800,031          7,444,913
Alliance Money Market Portfolio                                                    8,463,687         16,559,656
Alliance Money Market Portfolio B                                                 12,051,867         10,487,025
Alliance Premier Growth Portfolio                                                    292,575         13,940,097
Alliance Premier Growth Portfolio B                                                4,927,325          3,318,145
Alliance Quasar Portfolio                                                            537,939          1,941,674
Alliance Technology Portfolio                                                        505,364          7,084,463
Alliance Technology Portfolio B                                                    1,072,948            226,037
Alliance Total Return Portfolio                                                    2,691,221          4,793,622
Alliance U.S. Government/High Grade Securities Portfolio                          12,210,001          5,546,473
Alliance U.S. Government/High Grade Securities Portfolio B                            86,114             30,210
Alliance Worldwide Privatization Portfolio                                           433,283          1,808,142
Brinson Tactical Allocation Portfolio                                                 21,798            191,054
Delaware VIP Balanced Series                                                           7,360             23,550
Delaware VIP Capital Reserves Series                                                  52,477              5,144
Delaware VIP Cash Reserves Series                                                    179,081            201,489
Delaware VIP Growth Opportunities Series                                             162,689            743,779
Delaware VIP High Yield Series                                                        12,717             50,303
Delaware VIP Large Cap Value Series                                                   47,900            584,862
Dreyfus Small Company Stock Portfolio                                                149,596            136,616
Dreyfus Stock Index Portfolio                                                        169,633            792,075
Fidelity Asset Manager Portfolio                                                      99,910            318,188
Fidelity Contrafund Portfolio                                                        128,847             69,252
Fidelity Growth Portfolio                                                            124,683            751,957
Fidelity High Income Portfolio                                                        38,149            106,143
Fidelity Investment Grade Bond Portfolio                                             374,930            349,188
Fidelity Money Market Portfolio                                                    1,123,370          2,248,665
Fidelity Overseas Portfolio                                                            1,083             31,604
Mercury HW International VIP Portfolio                                                   695                118
Merrill Lynch Basic Value V.I. Fund                                                    1,491                460
Merrill Lynch Core Bond V.I. Fund                                                      3,214              2,553
Merrill Lynch Developing Capital Markets V.I. Fund                                        28                 44
Merrill Lynch Global Allocation V.I. Fund                                              1,266                220
Merrill Lynch Global Growth V.I. Fund                                                     10                 54

                                    VA A-35

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note D - Security Purchases and Sales - Continued

For the year ended December 31, 2002, the aggregate cost of purchases and proceeds from the sales of investments were:



                                                      Cost of     Proceeds from
                   Subaccounts                       Purchases        Sales
-------------------------------------------------------------------------------
Merrill Lynch High Current Income V.I. Fund          $     2,840   $        165
Merrill Lynch Large Cap Core V.I. Fund                        86             68
Van Eck Worldwide Emerging Markets Fund                   30,980         19,527
Van Eck Worldwide Hard Assets Fund                         3,360            155
                                                     -----------   ------------

Total                                                $78,236,426   $121,182,409
                                                     ===========   ============

                                    VA A-36

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments

     The following is a summary of fund shares owned as of December 31, 2002:

                                                                                    Net     Value of                   Unrealized
                                                                                   Asset   Shares at  Cost of Shares  Appreciation/
                              Subaccounts                               Shares     Value     Market        Held       (Depreciation)
------------------------------------------------------------------------------------------------------------------------------------
AIM Capital Appreciation Fund                                         18,735.331  $ 16.43 $   307,821  $    570,628  $   (262,807)
AIM International Growth Fund                                         10,043.740    12.49     125,446       208,988       (83,542)
Alliance Americas Government Income Portfolio                        468,949.306    12.65   5,932,209     5,803,562       128,647
AllianceBernstein International Value Portfolio                       75,243.672     9.35     703,528       660,165        43,363
AllianceBernstein Real Estate Investment Portfolio                   256,475.055    11.52   2,954,593     2,909,195        45,398
AllianceBernstein Small Cap Value Portfolio                          234,622.411    10.46   2,454,150     2,672,755      (218,605)
AllianceBernstein Utility Income Portfolio                           252,644.476    12.86   3,249,008     4,600,015    (1,351,007)
Alliance Bernstein Value Portfolio B                                 314,572.138     8.75   2,752,506     3,034,745      (282,239)
Alliance Global Bond Portfolio                                       128,804.028    12.63   1,626,795     1,499,290       127,505
Alliance Global Dollar Government Portfolio                          183,771.421    11.43   2,100,507     1,959,448       141,059
Alliance Growth Portfolio                                          1,241,052.343   11.810  14,656,828    29,908,917   (15,252,089)
Alliance Growth Portfolio B                                          153,097.520   11.700   1,791,241     2,405,307      (614,066)
Alliance Growth & Income Portfolio                                 1,920,762.514    16.62  31,923,073    41,305,247    (9,382,174)
Alliance Growth & Income Portfolio B                                 336,069.659    16.49   5,541,789     7,010,722    (1,468,933)
Alliance High Yield Portfolio                                        358,516.739     6.83   2,448,669     2,676,884      (228,215)
Alliance International Portfolio                                     423,001.774     9.90   4,187,718     3,991,301       196,417
Alliance Money Market Portfolio                                    9,815,474.290     1.00   9,815,474     9,815,474            --
Alliance Money Market Portfolio B                                  4,579,372.500     1.00   4,579,373     4,579,373            --
Alliance Premier Growth Portfolio                                  1,357,658.952    17.45  23,691,149    44,029,888   (20,338,739)
Alliance Premier Growth Portfolio B                                  174,429.676    17.29   3,015,889     3,164,408      (148,519)
Alliance Quasar Portfolio                                            622,853.439     6.83   4,254,089     7,196,321    (2,942,232)
Alliance Technology Portfolio                                      1,178,490.169    10.05  11,843,826    34,612,343   (22,768,517)
Alliance Technology Portfolio B                                      124,126.353     9.98   1,238,781     1,965,619      (726,838)
Alliance Total Return Portfolio                                      766,001.917    15.30  11,719,829    13,397,358    (1,677,529)
Alliance U.S. Government/High Grade Securities Portfolio           1,321,575.461    12.54  16,572,556    15,782,763       789,793
Alliance U.S. Government/High Grade Securities Portfolio B            17,515.082    12.47     218,413       207,152        11,261
Alliance Worldwide Privatization Portfolio                           314,683.661    11.48   3,612,568     5,292,049    (1,679,481)
Brinson Tactical Allocation Portfolio                                 30,185.408     9.77     294,911       467,907      (172,996)
Delaware VIP Balanced Series                                          18,502.776    11.17     206,676       314,991      (108,315)
Delaware VIP Capital Reserves Series                                  36,716.249     9.97     366,061       350,964        15,097
Delaware VIP Cash Reserves Series                                    176,771.340     1.00     176,771       176,771            --
Delaware VIP Growth Opportunities Series                              64,312.201    10.06     646,981     1,072,564      (425,583)
Delaware VIP High Yield Series                                        16,758.682     4.79      80,274       133,433       (53,159)
Delaware VIP Large Cap Value Series                                  172,711.591    13.00   2,245,251     2,775,844      (530,593)
Dreyfus Small Company Stock Portfolio                                 13,679.311    14.25     194,930       239,698       (44,768)
Dreyfus Stock Index Portfolio                                         73,555.934    22.47   1,652,802     2,372,403      (719,601)
Fidelity Asset Manager Portfolio                                      58,726.598    12.75     748,764       930,064      (181,300)
Fidelity Contrafund Portfolio                                         32,983.495    18.10     597,001       782,039      (185,038)
Fidelity Growth Portfolio                                             75,470.702    23.44   1,769,033     3,297,536    (1,528,503)

                                    VA A-37

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note E - Investments - Continued

     The following is a summary of fund shares owned as of December 31, 2002:

                                                                                                                      Unrealized
                                                                     Net Asset  Value of Shares   Cost of Shares     Appreciation/
                     Subaccounts                         Shares         Value      at Market           Held          (Depreciation)
-----------------------------------------------------------------------------------------------------------------------------------
Fidelity High Income Portfolio                          36,224.870       5.93           214,813          353,648        (138,835)
Fidelity Investment Grade Bond Portfolio                51,202.386      13.70           701,473          649,843          51,630
Fidelity Money Market Portfolio                      2,162,361.700       1.00         2,162,362        2,162,362              --
Fidelity Overseas Portfolio                              8,139.804      10.98            89,375          150,489         (61,114)
Mercury HW International VIP Portfolio                   2,058.234       8.26            17,001           23,026          (6,025)
Merrill Lynch Basic Value V.I. Fund                      5,998.850      10.85            65,088           80,130         (15,042)
Merrill Lynch Core Bond V.I. Fund                        5,820.594      12.11            70,487           64,974           5,513
Merrill Lynch Developing Capital Markets V.I. Fund         970.825       6.58             6,388            9,712          (3,324)
Merrill Lynch Global Allocation V.I. Fund                4,037.266       8.62            34,801           53,297         (18,496)
Merrill Lynch Global Growth V.I. Fund                    1,095.751       6.43             7,046           12,730          (5,684)
Merrill Lynch High Current Income V.I. Fund              4,162.960       6.69            27,850           38,095         (10,245)
Merrill Lynch Large Cap Core V.I. Fund                     495.528      19.35             9,588           16,967          (7,379)
Van Eck Worldwide Emerging Markets Fund                  2,997.937       7.89            23,654           25,291          (1,637)
Van Eck Worldwide Hard Assets Fund                       1,053.471      10.30            10,851           12,317          (1,466)
                                                                                 --------------   --------------    ------------
Total                                                                            $  185,738,060   $  267,827,012    $(82,088,952)
                                                                                 --------------   --------------    ------------

                                    VA A-38

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a)

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                           Subaccounts
                                    ----------------------------------------------------------------------------------------------

                                                                          Alliance                               AllianceBernstein
                                     AIM Capital         AIM              Americas          AllianceBernstein       Real Estate
                                    Appreciation     International    Government Income       International          Investment
                                        Fund      2   Growth Fund  2     Portfolio       1   Value Portfolio  1      Portfolio     1
                                    ------------     -------------    -----------------     -----------------    -----------------
Units, at the Beginning of the Year   44,333.057        22,954.425          349,119.641             7,540.050          216,931.094
Units Purchased                        1,693.971           656.336           37,054.172            35,309.224           30,159.849
Units Withdrawn                       (4,440.405)       (1,353.516)        (130,666.213)           (1,337.882)         (63,414.623)
Units Transferred between Funds       (3,167.303)       (6,584.681)          69,918.013            35,415.202           48,884.273
                                    ------------    --------------    -----------------     ------------------   -----------------
Units, at the End of the Year         38,419.320        15,672.564          325,425.613            76,926.594          232,560.593
                                    ============    ==============    =================     ==================   =================

                              AllianceBernstein   AllianceBernstein    AllianceBernstein    AllianceBernstein
                                 Real Estate          Small Cap             Utility              Utility         AllianceBernstein
                                  Investment            Value                Income               Income               Value
                                  Portfolio     3     Portfolio     1      Portfolio     1      Portfolio     3      Portfolio B   5
                              -----------------   -----------------    -----------------    -----------------    -----------------
Units, at the Beginning of
 the Year                             1,630.182         102,467.170          332,091.402               90.127          212,874.390
Units Purchased                              --         118,498.942           17,885.863                   --          156,897.506
Units Withdrawn                          (1.525)        (11,241.846)         (80,671.330)              (0.325)         (19,280.665)
Units Transferred between
 Funds                                  983.197          29,824.542          (41,278.588)               0.003          (29,062.477)
                              -----------------   -----------------    -----------------    -----------------    -----------------
Units, at the End of the Year         2,611.854         239,548.808          228,027.347               89.805          321,428.754
                              =================   =================    =================    =================    =================

                                                                            Alliance Global
                                     Alliance Global    Alliance Global    Dollar Government    Alliance Growth    Alliance Growth
                                      Bond Portfolio 1   Bond Portfolio 2       Portfolio    1     Portfolio    1     Portfolio    2
                                     ---------------    ---------------    -----------------    ---------------    ---------------
Units, at the Beginning of the Year       87,368.370            136.114          104,669.974      1,208,542.209         73,234.417
Units Purchased                           13,526.511                 --           16,262.680            748.322                 --
Units Withdrawn                          (47,170.509)           (49.880)         (49,933.622)      (261,779.832)        (8,687.338)
Units Transferred between Funds           52,757.006          1,364.414           25,973.121       (102,796.759)       (11,028.627)
                                     ---------------    ---------------    -----------------   ----------------    ---------------
Units, at the End of the Year            106,481.378          1,450.648           96,972.153        844,713.940         53,518.452
                                     ===============    ===============    =================   ================    ===============

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm products.
Footnote 2 are the funds under the Profile product.
Footnote 3 are the funds under the Alliance Gallery product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subjected to 12B-1 fees.
Footnote 6 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subject to 12B-1 fees and have elected the Accidental Death Benefit option.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                     VA A-39

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                          Subaccounts
                                    ----------------------------------------------------------------------------------------------

                                     Alliance Growth     Alliance Growth   Alliance Growth   Alliance Growth &   Alliance Growth &
                                       Portfolio      3     Portfolio    4   Portfolio B   5  Income Portfolio 1  Income Portfolio 2
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the Beginning of the Year       1,465.981             516.103        73,965.264       1,614,034.375         103,197.307
Units Purchased                                  --                  --        44,519.056             633.215                  --
Units Withdrawn                              (0.368)            (40.125)       (4,306.959)       (375,484.540)        (30,426.693)
Units Transferred between Funds            (417.709)           (397.212)       (5,613.034)       (106,433.967)         (9,433.594)
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the End of the Year             1,047.904              78.766       108,564.327       1,132,749.083          63,337.020
                                    ================     ===============   ===============   =================   =================


                                     Alliance Growth     Alliance Growth   Alliance Growth        Alliance           Alliance
                                        & Income             & Income         & Income           High Yield        International
                                       Portfolio      3     Portfolio    4  Portfolio B    5     Portfolio     1     Portfolio     1
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the Beginning of the Year      16,340.678             863.023       112,352.689         205,170.959         539,574.308
Units Purchased                                  --                  --        86,034.807          58,090.893          23,626.397
Units Withdrawn                          (7,301.957)            (71.547)       (6,279.648)        (36,231.405)       (113,945.328)
Units Transferred between Funds            (264.340)           (710.477)       15,289.231          59,081.062         (43,308.557)
Units Transferred to Annuity                     --                  --        (1,088.790)                 --                  --
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the End of the Year             8,774.381              80.999       206,308.289         286,111.509         405,946.820
                                    ================     ===============   ===============   =================   =================

                                       Alliance          Alliance Money     Alliance Money     Alliance Money
                                     International           Market            Market         Market Portfolio   Alliance Premier
                                       Portfolio      3    Portfolio     1    Portfolio     3          B       5 Growth Portfolio  1
                                    ----------------    ----------------   ----------------   ----------------   -----------------
Units, at the Beginning of the Year       2,802.368       1,377,871.150         2,148.152         233,701.515       1,612,696.667
Units Purchased                                  --           2,032.007                --         436,633.362           2,666.886
Units Withdrawn                            (575.962)       (819,793.182)           (0.894)       (235,946.876)       (313,618.541)
Units Transferred between Funds               0.002         197,477.778        (1,198.362)        (77,402.763)       (204,402.813)
                                    ----------------    ----------------   ---------------   -----------------   -----------------
Units, at the End of the Year             2,226.408         757,587.753           948.896         356,985.238       1,097,342.199
                                    ================    ================   ===============   =================   =================

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm products.
Footnote 2 are the funds under the Profile product.
Footnote 3 are the funds under the Alliance Gallery product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subjected to 12B-1 fees.
Footnote 6 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subject to 12B-1 fees and have elected the Accidental Death Benefit option.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA A-40

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                            Subaccounts
                                    ---------------------------------------------------------------------------------------------

                                       Alliance                               Alliance
                                       Premier           Alliance Premier      Premier       Alliance Premier
                                        Growth               Growth            Growth        Growth Portfolio    Alliance Quasar
                                       Portfolio     2      Portfolio    3    Portfolio    4        B          5     Portfolio     1
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the Beginning of the Year      24,800.956           8,040.406           426.225         332,906.730         718,113.712
Units Purchased                                   -                   -                 -         207,922.603          23,794.638
Units Withdrawn                            (843.744)         (3,273.577)          (32.292)        (12,660.397)       (139,682.597)
Units Transferred between Funds          (1,597.856)              0.004          (319.304)         45,312.090         (23,886.302)
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the End of the Year            22,359.356           4,766.833            74.629         573,481.026         578,339.451
                                    ================     ===============   ===============   =================   =================

                                        Alliance            Alliance          Alliance           Alliance            Alliance
                                         Quasar            Technology        Technology         Technology          Technology
                                       Portfolio     2      Portfolio    1    Portfolio    2     Portfolio     3     Portfolio     4
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the Beginning of the Year      12,971.462       1,537,916.214        40,225.573             682.246             237.071
Units Purchased                                   -           5,591.485                 -                   -                   -
Units Withdrawn                          (3,172.769)       (248,037.582)       (1,512.564)           (626.227)            (14.103)
Units Transferred between Funds             968.309        (198,017.504)       (5,772.200)                  -            (137.446)
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the End of the Year            10,767.002       1,097,452.613        32,940.809              56.019              85.522
                                    ================     ===============   ===============   =================   =================

                                         Alliance             Alliance        Alliance            Alliance           Alliance
                                        Technology         Total Return     Total Return        Total Return       Total Return
                                       Portfolio B   5      Portfolio    1    Portfolio    2      Portfolio    3     Portfolio     4
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the Beginning of the Year     160,981.330         712,271.449        21,664.592           2,260.611             127.013
Units Purchased                         124,692.929          49,637.746                 -                   -                   -
Units Withdrawn                          (7,643.348)       (194,879.894)       (2,567.020)           (517.761)             (0.472)
Units Transferred between Funds          24,585.712          29,783.907        (1,925.077)            517.315                   -
Units Transferred to Annuity                      -          (1,802.275)         (743.313)                  -                   -
                                    ----------------     ---------------   ---------------   -----------------   -----------------
Units, at the End of the Year           302,616.623         595,010.933        16,429.182           2,260.165             126.541
                                    ================     ===============   ===============   =================   =================

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm products.
Footnote 2 are the funds under the Profile product.
Footnote 3 are the funds under the Alliance Gallery product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subjected to 12B-1 fees.
Footnote 6 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subject to 12B-1 fees and have elected the Accidental Death Benefit option.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA A-41

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                            Subaccounts
                                      -------------------------------------------------------------------------------------

                                           Alliance         Alliance          Alliance
                                             U.S.             U.S.              U.S.
                                          Government/      Government/      Government/       Alliance
                                          High Grade       High Grade       High Grade        Worldwide     Brinson Tactical
                                          Securities       Securities       Securities     Privatization      Allocation
                                          Portfolio    1   Portfolio    3  Portfolio B   5    Portfolio   1     Portfolio    1
                                      ----------------   --------------   --------------   --------------   ----------------
Units, at the Beginning of the Year       618,869.198        1,724.625       10,513.334      350,202.202        40,069.881
Units Purchased                           189,231.670                -                -       12,324.246                 -
Units Withdrawn                          (250,913.460)         (11.070)        (551.637)     (84,880.434)       (2,359.161)
Units Transferred between Funds           497,438.484          231.219        4,095.301      (21,053.907)      (11,202.048)
Units Transferred to Annuity               (2,596.890)               -                -                -                 -
                                      ---------------    -------------    -------------    -------------    --------------
Units, at the End of the Year           1,052,029.002        1,944.774       14,056.998      256,592.107        26,508.672
                                      ===============    =============    =============    =============    ==============

                                                                           Delaware VIP                        Delaware VIP
                                      Brinson Tactical    Delaware VIP        Capital       Delaware VIP          Growth
                                         Allocation         Balanced         Reserves       Cash Reserve      Opportunities
                                         Portfolio     4     Series     1     Series     1     Series     3       Series     1
                                      ----------------   --------------   --------------   --------------   ----------------
Units, at the Beginning of the Year           858.595        9,627.057       15,588.508       12,132.238        62,802.082
Units Purchased                                     -                -                -                -                 -
Units Withdrawn                               (78.249)        (776.370)        (108.797)      (1,390.935)      (30,388.994)
Units Transferred between Funds              (780.346)          (0.003)       1,820.024            0.004          (103.641)
                                      ---------------    -------------    -------------     ------------    --------------
Units, at the End of the Year                   0.000        8,850.684       17,299.735       10,741.307        32,309.447
                                      ===============    =============    =============     ============    ==============

                                                                              Dreyfus
                                        Delaware VIP      Delaware VIP         Small           Dreyfus          Fidelity
                                         High Yield         Large Cap         Company        Stock Index      Asset Manager
                                          Series       2  Value Series  2 Stock Portfolio 2   Portfolio   2     Portfolio    2
                                      ----------------   --------------   ---------------   -------------   ----------------
Units, at the Beginning of the Year         7,738.188      107,095.679       20,698.570      170,684.230        76,407.988
Units Purchased                                     -                -          132.744          959.234           151.409
Units Withdrawn                            (2,996.792)     (17,889.949)      (1,369.726)     (32,081.229)       (8,190.666)
Units Transferred between Funds                (0.007)      (1,493.507)       2,760.783      (13,450.229)      (10,624.968)
                                      ---------------    -------------    -------------     ------------    --------------
Units, at the End of the Year               4,741.389       87,712.223       22,222.371      126,112.006        57,743.763
                                      ===============    =============    =============     ============    ==============

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm products.
Footnote 2 are the funds under the Profile product.
Footnote 3 are the funds under the Alliance Gallery product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subjected to 12B-1 fees.
Footnote 6 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subject to 12B-1 fees and have elected the Accidental Death Benefit option.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA A-42

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                                                              Subaccounts
                                    -----------------------------------------------------------------------------------------------

                                                                                                   Fidelity
                                         Fidelity                              Fidelity           Investment           Fidelity
                                       Contrafund           Fidelity          High Income         Grade Bond         Money Market
                                        Portfolio   2   Growth Portfolio  2    Portfolio    2     Portfolio    2       Portfolio   2
                                    ----------------   -------------------  ----------------  -----------------   -----------------
Units, at the Beginning of the Year      47,601.525         201,501.778        36,925.349          45,499.338         265,588.219
Units Purchased                           1,548.374           1,826.721           260.549              51.382           1,249.606
Units Withdrawn                          (4,359.281)        (31,527.717)       (2,982.101)         (4,756.395)       (139,611.639)
Units Transferred between Funds           7,845.202         (14,217.888)       (8,814.668)          3,467.228          46,962.691
                                    ----------------     -----------------  ----------------  -----------------   -----------------
Units, at the End of the Year            52,635.820         157,582.894        25,389.129          44,261.553         174,188.877
                                    ================     =================  ================  =================   =================

                                                                                                                    Merrill Lynch
                                        Fidelity           Mercury HW        Merrill Lynch     Merrill Lynch         Developing
                                        Overseas        International VIP   Basic Value V.I.   Core Bond V.I.      Capital Markets
                                        Portfolio   2       Portfolio     1       Fund      1       Fund       1      V.I. Fund    1
                                    ----------------   -------------------  ----------------  -----------------   -----------------
Units, at the Beginning of the Year      10,492.799           2,035.140         5,480.883           5,694.808             913.557
Units Purchased                                   -                   -                 -                   -                   -
Units Withdrawn                            (172.047)             (2.485)           (5.481)           (172.421)             (0.917)
Units Transferred between Funds            (364.955)                  -                 -                   -              (0.001)
                                    ----------------   -------------------  ---------------   -----------------   -----------------
Units, at the End of the Year             9,955.797           2,032.655         5,475.402           5,522.387             912.639
                                    ================   ===================  ===============   =================   =================

                                      Merrill Lynch                          Merrill Lynch                            Van Eck
                                         Global          Merrill Lynch       High Current       Merrill Lynch        Worldwide
                                     Allocation V.I.      Gobal Growth        Income V.I.      Large Cap Core         Emerging
                                          Fund      1      V.I. Fund      1      Fund      1      V.I. Fund    1    Markets Fund   2
                                    ----------------   -------------------  ---------------   -----------------   -----------------
Units, at the Beginning of the Year       3,706.130           1,187.099         3,062.318             955.973           2,108.152
Units Purchased                                   -                   -                 -                   -                   -
Units Withdrawn                              (3.701)             (1.182)           (3.063)             (0.951)             (1.648)
Units Transferred between Funds                   -                   -                 -                   -           1,616.807
                                    ----------------   -------------------  ---------------   -----------------   -----------------
Units, at the End of the Year             3,702.429           1,185.917         3,059.255             955.022           3,723.311
                                    ================   ===================  ===============   =================   =================

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm products.
Footnote 2 are the funds under the Profile product.
Footnote 3 are the funds under the Alliance Gallery product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subjected to 12B-1 fees.
Footnote 6 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subject to 12B-1 fees and have elected the Accidental Death Benefit option.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units values at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA A-43

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ACCUMULATION PERIOD:

                                         Subaccounts
                                       ----------------
                                       Van Eck Worldwide
                                       Hard Assets Fund  2
                                       -----------------
Units, at the Beginning of the Year
Units Purchased                                  973.149
Units Withdrawn                                        -
Units Transferred between Funds                  (13.897)
Units, at the End of the Year                    405.619
                                       -----------------
                                               1,364.871
                                       =================

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm products.
Footnote 2 are the funds under the Profile product.
Footnote 3 are the funds under the Alliance Gallery product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subjected to 12B-1 fees.
Footnote 6 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paragdim, and Profile products that are subject to 12B-1 fees and have elected the Accidental Death Benefit option.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA A-44

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED


Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ANNUITY PERIOD:

                                                                              Subaccounts
                                      -------------------------------------------------------------------------------------------

                                      AllianceBernstein                                             Alliance          Alliance
                                         Real Estate           Alliance           Alliance           Growth            Growth
                                         Investment          Global Bond           Growth           & Income          & Income
                                         Portfolio     1      Portfolio  1        Portfolio  2      Portfolio  1      Portfolio  2
                                      ----------------       -----------        ------------       -----------      ------------
Units, at the Beginning of the Year          269.305            427.455            1,268.469         1,200.976                -
Units Purchased                                    -                  -                    -                 -                -
Units Withdrawn                              (13.566)           (44.984)          (1,268.469)         (608.180)          (6.207)
Units Transferred from Accumulation                -            482.362                    -                 -        2,454.491
                                      --------------         ----------         ------------       -----------      -----------
Units, at the End of the Year                255.739            864.833                0.000           592.796        2,448.284
                                      ==============         ==========         ============       ===========      ===========

                                          Alliance            Alliance            Alliance           Alliance         Alliance
                                       Growth & Income       High Yield        Premier Growth         Quasar           Quasar
                                         Portfolio B   5      Portfolio  1        Portfolio  1       Portfolio 1      Portfolio  2
                                      ----------------       -----------       --------------      ------------     ------------
Units, at the Beginning of the Year                -                  -              914.137                 -        4,164.323
Units Purchased                            1,009.963                  -                    -                 -                -
Units Withdrawn                                    -            (34.450)            (527.335)          (45.943)      (4,164.323)
Units Transferred from Accumulation                -            709.131               95.577           946.668                -
                                      --------------         ----------        -------------       -----------      -----------
Units, at the End of the Year              1,009.963            674.681              482.379           900.725            0.000
                                      ==============         ==========        =============       ===========      ===========

                                                                                                                     Alliance U.S.
                                                                                                                      Government/
                                           Alliance            Alliance           Alliance           Alliance         High Grade
                                          Technology          Technology        Total Return       Total Return       Securities
                                          Portfolio    2      Portfolio  1        Portfolio  2       Portfolio 1      Portfolio  1
                                      ----------------       -----------        ------------       ------------      -----------
Units, at the Beginning of the Year        1,478.135            652.213                    -                 -          213.673
Units Purchased                                    -                  -                    -                 -                -
Units Withdrawn                             (619.703)          (652.213)            (133.676)         (183.496)        (275.396)
Units Transferred from Accumulation                -                  -              579.112         2,094.120        3,436.146
                                      --------------         ----------         ------------       -----------      -----------
Units, at the End of the Year                858.432              0.000              445.436         1,910.624        3,374.423
                                      ==============         ==========         ============       ===========      ===========

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm products.

Footnote 2 are the funds under the Profile product.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA A-45

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note F - Summary of Changes in Units (a) - Continued

Summary of Changes in Units for the Year Ended December 31, 2002

CONTRACTS IN ANNUITY PERIOD:

                                                                 Subaccounts
                                      ----------------------------------------------------------------
                                         Alliance                           Fidelity
                                         Worldwide                         Investment        Fidelity
                                      Privatization    Fidelity Growth     Grade Bond        Overseas
                                         Portfolio  1    Portfolio     2   Portfolio    2   Portfolio   2
                                      -------------    ---------------     ------------     ----------
Units, at the Beginning of the Year         265.248          4,197.007                -      2,679.989
Units Purchased                                   -                  -                -              -
Units Withdrawn                             (13.354)        (4,197.007)               -     (2,679.989)
Units Transferred from Accumulation               -                  -        2,308.444              -
                                      -------------    ---------------     ------------     ----------
Units, at the End of the Year               251.894              0.000        2,308.444          0.000
                                      =============    ===============     ============     ==========

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm products.

Footnote 2 are the funds under the Profile product.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

                                    VA A-46

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                 Unit               Investment   Expense    Total
                       Subaccounts                                 Units (a)    Value   Net Assets Income Ratio   Ratio   Return (b)
------------------------------------------------------------------------------------------------------------------------------------
/2/ AIM Capital Appreciation Fund                          2002    38,419.320     8.00     307,219      0.00%       1.40%    -25.41%
                                                           2001    44,333.057    10.72     475,271      6.54%       1.40%    -24.34%

/2/ AIM International Growth Fund                          2002    15,672.564     8.00     125,454      0.49%       1.40%    -16.85%
                                                           2001    22,954.425     9.63     220,972      2.64%       1.40%    -24.62%

/1/ AllianceBernstein International Value Portfolio        2002    76,926.594     9.15     703,528      0.15%       1.40%     -6.47%
                                                           2001     7,540.050     9.78      73,725      0.00%       1.40%     -2.22%

/1/ AllianceBernstein Real Estate Investment Portfolio     2002   232,816.332    12.55   2,921,371      2.61%       1.40%      1.17%
                                                           2001   217,200.399    12.40   2,693,784      3.54%       1.40%      9.27%

/3/ AllianceBernstein Real Estate Investment Portfolio     2002     2,611.854    12.66      33,070      3.50%       1.25%      1.33%
                                                           2001     1,630.182    12.50      20,370      3.68%       1.25%      9.42%

/1/ AllianceBernstein Small Cap Value Portfolio            2002   239,548.808    10.24   2,454,151      0.40%       1.40%     -7.50%
                                                           2001   102,467.170    11.08   1,134,898      0.00%       1.40%     10.76%

/1/ AllianceBernstein Utility Income Portfolio             2002   228,027.347    14.24   3,247,754      1.85%       1.40%    -23.20%
                                                           2001   332,091.402    18.55   6,159,024      4.96%       1.40%    -23.58%

/3/ AllianceBernstein Utility Income Portfolio             2002        89.805    13.81       1,240      1.72%       1.25%    -23.09%
                                                           2001        90.127    17.95       1,618     13.23%       1.25%    -23.48%

/5/ Alliance Bernstein Value Portfolio B                   2002   321,428.754     8.56   2,752,506      0.26%       0.65%    -14.16%
                                                           2001   212,874.390     9.98   2,123,656      0.00%       0.65%     -0.24%

/1/ Alliance Global Bond Portfolio                         2002   107,346.211    15.00   1,609,759      0.94%       1.40%     15.29%
                                                           2001    87,795.825    13.01   1,141,981      0.00%       1.40%     -1.68%

/2/ Alliance Global Bond Portfolio                         2002     1,450.648    11.62      16,857      0.17%       1.40%     15.29%
                                                           2001       136.114    10.08       1,372      0.00%       1.40%     -1.67%

/1/ Alliance Global Dollar Government Portfolio            2002    96,972.153    21.66   2,100,507      7.87%       1.40%     14.53%
                                                           2001   104,669.974    18.91   1,979,677     11.33%       1.40%     7.83%

/1/ Alliance Growth Portfolio                              2002   844,713.940    16.65  14,068,557      0.00%       1.40%    -29.08%
                                                           2001 1,208,542.209    23.48  28,380,513     14.33%       1.40%    -24.54%

/2/ Alliance Growth Portfolio                              2002    53,518.452    10.64     569,226      0.00%       1.40%    -29.08%
                                                           2001    74,502.886    15.00   1,117,307     15.08%       1.40%    -24.53%

/3/ Alliance Growth Portfolio                              2002     1,047.904    16.84      17,643      0.00%       1.25%    -28.97%
                                                           2001     1,465.981    23.70      34,750      6.95%       1.25%    -24.44%

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Gallery products.
Footnote 2 are the funds under the Ovation, Ovation Plus,Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 3 are the funds under the Profile product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA A-47

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                              Unit                 Investment    Expense    Total
        Subaccounts                                         Units (a)         Value    Net Assets  Income Ratio   Ratio   Return (b)
------------------------------------------------------------------------------------------------------------------------------------
/4/ Alliance Growth Portfolio                       2002         78.766       16.61         1,308      0.00%       1.45%     -29.11%
                                                    2001        516.103       23.43        12,093      4.21%       1.45%     -24.59%

/5/ Alliance Growth Portfolio B                     2002    108,564.327       16.50     1,791,241      0.00%       1.40%     -29.26%
                                                    2001     73,965.264       23.33     1,725,274     16.11%       1.40%     -24.71%

/1/ Alliance Growth & Income Portfolio              2002  1,133,341.879       26.97    30,561,019      0.62%       1.40%     -23.14%
                                                    2001  1,615,235.351       35.08    56,666,208      5.14%       1.40%      -1.04%

/2/ Alliance Growth & Income Portfolio              2002     65,785.304       17.04     1,121,150      0.72%       1.40%     -23.14%
                                                    2001    103,197.307       22.17     2,288,150      4.97%       1.40%      -1.06%

/3/ Alliance Growth & Income Portfolio              2002      8,774.381       27.26       239,187      0.78%       1.25%     -23.02%
                                                    2001     16,340.678       35.41       578,656      4.80%       1.25%      -0.89%

/4/ Alliance Growth & Income Portfolio              2002         80.999       26.89         2,178      0.98%       1.45%     -23.18%
                                                    2001        863.023       35.00        30,210      0.85%       1.45%      -1.09%

/5/ Alliance Growth & Income Portfolio B            2002    207,318.252       26.73     5,541,617      0.64%       1.40%     -23.35%
                                                    2001    112,352.689       34.87     3,918,050      5.33%       1.40%      -1.24%

/1/ Alliance High Yield  Portfolio                  2002    286,786.190        8.54     2,448,826      6.56%       1.40%      -4.38%
                                                    2001    205,170.959        8.93     1,832,170      8.32%       1.40%       1.59%

/1/ Alliance International Portfolio                2002    405,946.820       10.26     4,164,540      0.05%       1.40%     -16.45%
                                                    2001    539,574.308       12.28     6,625,653      5.66%       1.40%     -23.45%

/3/ Alliance International Portfolio                2002      2,226.408       10.37        23,090      0.05%       1.25%     -16.33%
                                                    2001      2,802.368       12.39        34,735      4.91%       1.25%     -23.35%

/1/ Alliance Money Market Portfolio                 2002    757,587.753       12.94     9,802,944      1.19%       1.40%      -0.30%
                                                    2001  1,377,871.150       12.98    17,883,292      3.46%       1.40%       2.12%

/3/ Alliance Money Market Portfolio                 2002        948.896       13.09        12,417      0.69%       1.25%      -0.15%
                                                    2001      2,148.152       13.11        28,153      2.57%       1.25%       2.31%

/5/ Alliance Money Market Portfolio                 2002    356,985.238       12.83     4,579,386      0.89%       1.40%      -0.55%
                                                    2001    233,701.515       12.90     3,014,530      3.57%       1.40%       1.89%

/1/ Alliance Americas Government Income Portfolio   2002    325,425.613       18.23     5,932,127      5.19%       1.40%       9.45%
                                                    2001    349,119.641       16.65     5,814,577      8.63%       1.40%       2.12%

/1/ Alliance Premier Growth Portfolio               2002  1,097,824.578       21.30    23,382,102      0.00%       1.40%     -31.61%
                                                    2001  1,613,610.804       31.14    50,252,762      5.48%       1.40%     -18.37%

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Gallery products.
Footnote 2 are the funds under the Ovation, Ovation Plus,Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 3 are the funds under the Profile product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA A-48

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                   Investment   Expense    Total
               Subaccounts                       Units (a)    Value   Net Assets  Income Ratio   Ratio   Return (b)
-------------------------------------------------------------------------------------------------------------------
/2/ Alliance Premier Growth Portfolio   2002     22,359.356    9.16      204,822     0.00%       1.40%   -31.61%
                                        2001     24,800.956   13.39      332,198     6.28%       1.40%   -18.38%

/3/ Alliance Premier Growth Portfolio   2002      4,766.833   21.53      102,636     0.00%       1.25%   -31.51%
                                        2001      8,040.406   31.44      252,757     5.02%       1.25%   -18.24%

/4/ Alliance Premier Growth Portfolio   2002         74.629   21.24        1,585     0.00%       1.45%   -31.64%
                                        2001        426.225   31.07       13,245     5.18%       1.45%   -18.40%

/5/ Alliance Premier Growth Portfolio   2002    573,481.026    5.26    3,015,889     0.00%       1.40%   -31.80%
                                        2001    332,906.730    7.71    2,567,198     2.51%       1.40%   -22.89%

/1/ Alliance Quasar Portfolio           2002    579,240.176    7.21    4,178,753     0.00%       1.40%   -32.72%
                                        2001    718,113.712   10.72    7,700,003     3.12%       1.40%   -13.94%

/2/ Alliance Quasar Portfolio           2002     10,767.002    7.03       75,648     0.00%       1.40%   -32.72%
                                        2001     17,135.785   10.44      178,945     4.42%       1.40%   -13.98%

/1/ Alliance Technology Portfolio       2002  1,097,452.613   10.50   11,522,508     0.00%       1.40%   -42.52%
                                        2001  1,538,568.427   18.27   28,102,732     7.80%       1.40%   -26.29%

/2/ Alliance Technology Portfolio       2002     33,799.241    9.45      319,238     0.00%       1.40%   -42.52%
                                        2001     41,703.708   16.43      685,255     8.13%       1.40%   -26.28%

/3/ Alliance Technology Portfolio       2002         56.019   10.06          564     0.00%       1.25%   -42.43%
                                        2001        682.246   17.47       11,922    16.17%       1.25%   -26.17%

/4/ Alliance Technology Portfolio       2002         85.522   10.47          895     0.00%       1.45%   -42.55%
                                        2001        237.071   18.23        4,321     7.61%       1.45%   -26.33%

/5/ Alliance Technology Portfolio       2002    302,616.623    4.09    1,238,781     0.00%       1.40%   -42.62%
                                        2001    160,981.330    7.13    1,148,444     3.91%       1.40%   -28.66%

/1/ Alliance Total Return Portfolio     2002    596,921.557   19.30   11,520,571     2.59%       1.40%   -11.83%
                                        2001    712,271.449   21.89   15,590,809     5.93%       1.40%     0.82%

/2/ Alliance Total Return Portfolio     2002     16,874.618    9.55      161,157     3.00%       1.40%   -11.83%
                                        2001     21,664.592   10.83      234,655     8.80%       1.40%     0.85%

/3/ Alliance Total Return Portfolio     2002      2,260.165   15.19       34,334     2.58%       1.25%   -11.69%
                                        2001      2,260.611   17.20       38,887     4.35%       1.25%     1.01%

/4/ Alliance Total Return Portfolio     2002        126.541   19.25        2,436     2.58%       1.45%   -11.87%
                                        2001        127.013   21.84        2,774     4.35%       1.45%     0.79%

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Gallery products.
Footnote 2 are the funds under the Ovation, Ovation Plus,Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 3 are the funds under the Profile product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA A-49

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                   Unit              Investment   Expense    Total
               Subaccounts                                            Units (a)   Value  Net Assets Income Ratio   Ratio  Return (b)
------------------------------------------------------------------------------------------------------------------------------------
/1/ Alliance U.S. Government/High Grade Securities Portfolio  2002 1,055,403.425  15.67  16,542,486       2.34%    1.40%     6.29%
                                                              2001   619,082.871  14.75   9,129,508       3.97%    1.40%     6.40%

/3/ Alliance U.S. Government/High Grade Securities Portfolio  2002     1,944.774  15.84      30,815       2.80%    1.25%     6.45%
                                                              2001     1,724.625  14.89      25,671       2.63%    1.25%     6.55%

/5/ Alliance U.S. Government/High Grade Securities Portfolio  2002    14,056.998  15.54     218,399       2.04%    1.40%     6.05%
                                                              2001    10,513.334  14.65     154,028       7.22%    1.40%     6.09%

/1/ Alliance Worldwide Privatization Portfolio                2002   256,844.001  14.07   3,612,635       1.76%    1.40%    -5.52%
                                                              2001   350,467.450  14.89   5,217,750       5.98%    1.40%   -18.47%

/1/ Brinson Tactical Allocation Portfolio                     2002    26,508.672  11.12     294,661       0.95%    1.40%   -23.76%
                                                              2001    40,069.881  14.58     584,198       8.06%    1.40%   -13.63%

/4/ Brinson Tactical Allocation Portfolio                     2002             -  11.09           -       1.41%    0.75%   -23.80%
                                                              2001       858.595  14.56      12,497       8.01%    0.75%   -13.67%

/1/ Delaware VIP Capital Reserves Series                      2002    17,299.735  21.15     365,813       4.44%    1.25%     5.77%
                                                              2001    15,588.508  19.99     311,627       2.32%    1.25%     6.91%

/3/ Delaware VIP Cash Reserves Series                         2002    10,741.307  16.43     176,427       1.21%    1.25%     0.00%
                                                              2001    12,132.238  16.42     199,267       3.95%    1.25%     2.59%

/2/ Delaware VIP Large Cap Value Series                       2002    87,712.223  25.59   2,244,867       1.69%    1.25%   -19.69%
                                                              2001   107,095.679  31.87   3,412,903       0.19%    1.25%    -5.09%

/1/ Delaware VIP Balanced Series                              2002     8,850.684  23.33     206,514       3.08%    1.25%   -17.31%
                                                              2001     9,627.057  28.22     271,658       2.58%    1.25%    -8.81%

/1/ Delaware VIP Growth Opportunities Series                  2002    32,309.447  20.01     646,456      13.90%    1.25%   -25.87%
                                                              2001    62,802.082  26.99   1,695,119      11.24%    1.25%   -16.84%

/2/ Delaware VIP High Yield Series                            2002     4,741.389  16.92      80,216      12.09%    1.25%     0.57%
                                                              2001     7,738.188  16.82     130,168       9.89%    1.25%    -5.30%

/2/ Dreyfus Small Company Stock Portfolio                     2002    22,222.371   8.78     195,115       0.30%    1.40%   -20.83%
                                                              2001    20,698.570  11.09     229,547       0.07%    1.40%    -2.89%

/2/ Dreyfus Stock Index Portfolio                             2002   126,112.006  13.11   1,652,800       1.29%    1.40%   -23.44%
                                                              2001   170,684.230  17.12   2,921,961       1.48%    1.40%   -13.41%

/2/ Fidelity Asset Manager Portfolio                          2002    57,743.763  12.96     748,527       4.20%    1.40%   -10.00%
                                                              2001    76,407.988  14.40   1,100,492       5.46%    1.40%    -5.43%

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Gallery products.
Footnote 2 are the funds under the Ovation, Ovation Plus,Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 3 are the funds under the Profile product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA A-50

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                Unit                Investment   Expense    Total
                                                                   Units (a)   Value   Net Assets  Income Ratio   Ratio   Return (b)
------------------------------------------------------------------------------------------------------------------------------------
/2/ Fidelity Contrafund Portfolio                          2002    52,635.820   11.36      597,892      0.86%      1.40%     -10.61%
                                                           2001    47,601.525   12.71      604,888      3.73%      1.40%     -13.50%

/2/ Fidelity Growth Portfolio                              2002   157,582.894   11.23    1,769,169      0.28%      1.40%     -31.08%
                                                           2001   205,698.785   16.29    3,350,724      7.68%      1.40%     -18.80%

/2/ Fidelity High Income Portfolio                         2002    25,389.129    8.46      214,694     11.33%      1.40%       2.01%
                                                           2001    36,925.349    8.29      306,107     13.17%      1.40%     -12.92%

/2/ Fidelity Investment Grade Bond Portfolio               2002    46,569.997   15.06      701,384      3.33%      1.40%       8.81%
                                                           2001    45,499.338   13.84      629,859      5.14%      1.40%       6.98%

/2/ Fidelity Money Market Portfolio                        2002   174,188.877   12.41    2,162,279      1.60%      1.40%       0.28%
                                                           2001   265,588.219   12.38    3,287,656      4.15%      1.40%       2.73%

/2/ Fidelity Overseas Portfolio                            2002     9,955.797    8.98       89,442      0.90%      1.40%     -21.39%
                                                           2001    13,172.788   11.43      150,544     17.30%      1.40%     -22.26%

/1/ Mercury HW International VIP Portfolio                 2002     2,032.655    8.29       16,850      3.84%      1.40%     -12.77%
                                                           2001     2,035.140    9.50       19,341      4.67%      1.40%     -14.12%

/1/ Merrill Lynch Basic Value V.I. Fund                    2002     5,475.402   11.78       64,487      1.41%      1.40%     -18.91%
                                                           2001     5,480.883   14.52       79,607      5.95%      1.40%       2.79%

/1/ Merrill Lynch Core Bond V.I. Fund                      2002     5,522.387   12.67       69,985      4.70%      1.40%       8.05%
                                                           2001     5,694.808   11.73       66,793      5.66%      1.40%       5.19%

/1/ Merrill Lynch Developing Capital Markets Fund          2002       912.639    6.93        6,329      0.41%      1.40%     -11.49%
                                                           2001       913.557    7.84        7,158      0.92%      1.40%       0.07%

/1/ Merrill Lynch Global Allocation V.I. Fund              2002     3,702.429    9.31       34,480      3.49%      1.40%      -9.42%
                                                           2001     3,706.130   10.28       38,106      1.43%      1.40%     -10.12%

/1/ Merrill Lynch Global Growth V.I. Fund                  2002     1,185.917    5.89        6,981      0.11%      1.40%     -28.74%
                                                           2001     1,187.099    8.26        9,807      0.91%      1.40%     -24.14%

/1/ Merrill Lynch High Current Income V.I. Fund            2002     3,059.255    9.02       27,595     10.14%      1.40%      -2.83%
                                                           2001     3,062.318    9.28       28,428     11.01%      1.40%       2.58%

/1/ Merrill Lynch Large Cap Core V.I. Fund                 2002       955.022    9.95        9,501      0.82%      1.40%     -18.14%
                                                           2001       955.973   12.15       11,618      0.80%      1.40%      -8.70%

/2/ Van Eck Worldwide Emerging Markets  Fund               2002     3,723.311    6.32       23,547      0.14%      1.40%      -4.25%
                                                           2001     2,108.152    6.61       13,924      0.00%      1.40%      -3.15%

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Gallery products.
Footnote 2 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 3 are the funds under the Profile product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA A-51

VARIABLE ACCOUNT A
NOTES TO FINANCIAL STATEMENTS - CONTINUED

Note G - Financial Highlights - Continued

     A summary of unit values outstanding for contracts' variable accounts and the investment income ratios, expense ratios, excluding expenses of the underlying divisions, and total returns for the year ended December 31, 2002, are as follows:

                                                                                         Investment      Expense      Total
             Subaccounts                          Units (a)   Unit Value     Net Assets  Income Ratio      Ratio     Return (b)
-------------------------------------------------------------------------------------------------------------------------------
/2/  Van Eck Worldwide Hard Assets Fund    2002    1,364.871       7.89          10,771       0.72%          1.40%       -4.19%
                                           2001      973.149       8.24           8,015       1.69%          1.40%      -11.72%

Footnote 1 are the funds under the Ovation, Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Gallery products.
Footnote 2 are the funds under the Ovation, Ovation Plus,Ovation Advisor, Trilogy, Paradigm and Profile products that have elected the Accidental Death Benefit option.
Footnote 3 are the funds under the Profile product.
Footnote 4 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm and Profile products that are subject to 12B-1 fees.
Footnote 5 are the funds under the Ovation Plus, Ovation Advisor, Trilogy, Paradigm, and Profile products that have elected the Accidental Death Benefit option and are subject to 12B-1 fees.

(a) The 2002 units reflect accumulation units valued at accumulation unit values. The 2001 units reflect annuity units valed at annuity unit values. The change in the current year presentation does not have any effect on net assets held in the sub-accounts.

(b) Total Return % is calculated by taking the change in unit value from year end 2001 to 2002 divided by the year end 2001 unit value, unless the fund opened in 2002, in which case the return is not calculated.

                                    VA A-52

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a) Financial Statements


The following financial statements are included in Part B of the Registration
Statement:

     Audited consolidated financial statements of American International Life Assurance Company of New York at December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000.

     Audited financial statements of Variable Account A at December 31, 2002 and for the years ended December 31, 2002 and 2001.



(b) Exhibits

     1. Certificate of Resolution for American International Life Assurance Company of New York dated June 5, 1986, authorizing the issuance and sale of variable and fixed annuity contracts.*

     2.   Not Applicable.

     3. (a) Principal Underwriter's Agreement between American International Life Assurance Company of New York and American International Fund Distributors, dated August 1, 1988;*
          (b) Broker/Dealer Agreement between American International Life Assurance Company of New York and American International Fund Distributors, dated August 1, 1988;*
          (c) Selling Agreement between American International Life Assurance Company of New York, AIG Life Insurance Company and AIG Equity Sales Corporation, dated October 1998*
          (d) Distribution Agreement between American International Life Assurance Company of New York, AIG Life Insurance Company and Alliance Fund Distributors, dated June 11, 1991;*
          (e) Form of Buy Sell Agreement between American International Life Assurance Company of New York and Alliance Global Investor Services, Inc. dated February, 2002++++

     4.   (a) Form of Group Variable Annuity Policy (21GVAN897NY)*
          (b) Form of Variable Annuity Certificate of Coverage(26GVAN897NY)*
          (c) Form of Group Variable Annuity Group Contract (21GVAN999)++
          (d) Form of Variable Annuity Certificate of Coverage (26GVAN999NY)++
          (e) Form of Variable Annuity Certificate of Coverage and Contract (26GNSVAN800)+++

     5.   (a) Form of Group Variable Annuity application (24GVAN897)*

     6. (a) By-Laws of American International Life Assurance Company of New York as amended on 3/25/75;*
          (b) Certificate of Incorporation of American International Life Assurance Company of New York, dated March 5, 1962;*
          (c) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated February 4, 1972;*
          (d) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated January 18, 1985;*
          (e) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 1, 1987;*
          (f) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated March 22, 1989;*
          (g) Certificate of Amendment of the Certificate of Incorporation of American International Life Assurance Company of New York, dated June 27, 1991*

     7.   Not Applicable.

     8. Delaware Valley Financial Services, Inc. Administrative Agreement, appointing Delaware Valley Financial Services, Inc. by AIG Life Insurance Company and American International Life Assurance Company of New York, dated October 1, 1986*

     9.   Opinion and Consent of Counsel. (Filed herewith)

     10.  (a) Consent of Counsel N/A

          (b) Consent of Independent Accountants. (Filed herewith)

     11.  Not Applicable.

     12.  Not Applicable.

     13.  Form of Schedule for Performance Computations (Filed herewith)

     14. Diagram and listing of all persons directly or indirectly controlled by or under common owner control with American International Life Assurance Company of New York, the Depositor of Registrant. +

     15.  Powers of Attorney (filed herewith)

* Incorporated by reference to Post-Effective Amendment No. 10 and Amendment No. 25 to File Nos. 033-39170 and 811-4865, filed October 27, 1998,
     Accession No. 0000803401-98-000035.
+ Incorporated by reference to Form 10-K, Exhibit 21 filed by American International Group, parent of Registrant for the year ended December 31, 2002, SEC file number 001-08787, Accession number 0000950123-03-003570, filed March 31, 2003.
++ Incorporated by reference to File Nos. 333-63730 and 811-4865, filed June 25, 2001, Accession No. 0001005477-01-003795.
+++ Incorporated by reference to File Nos. 333-67866 and 811-4865, filed August 17, 2001, Accession No. 0001005477-01-00759.
++++ Incorporated by reference to Post-Effective Amendment No. 1 and Amendment
     No. 37 File Nos. 333-63412 and 811-4865, filed December 28, 2001, Accession No. 0001005477-01-502410.

Item 25. Directors and Officers of the Depositor

The principal officers and directors of American International Life Assurance Company of New York are listed below. Their principal business address is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAME                                     POSITION
-------------------------------------------------------------------------------
Rodney O. Martin, Jr.                    Chairman of the Board of Directors

Nicholas A. O'Kulich(1)                  Vice Chairman of  the Board of
                                         Directors

David L. Herzog                          Chief Financial Officer, Chief
                                         Operating Officer and Director

M. Bernard Aidinoff                      Director

Gary D. Reddick                          Executive Vice President and Director

David J. Dietz(4)                        President, Chief Executive Officer
                                         and Director

Robert M. Beuerlein                      Senior Vice President and Chief Actuary

Pauletta P. Cohn                         Senior Vice President and Co-General
                                         Counsel

Marion E. Fajen(5)                       Director

Patrick J. Foley(6)                      Director

Cecil C. Gamwell, III(7)                 Director

Jack R. Harnes(1)                        Director

John I. Howell(8)                        Director

William M. Keeler(9)                     Director

Martin J. Sullivan(1)                    Director

Robert M. Goldbloom(2)                   Senior Vice President

Robert F. Herbert, Jr.                   Senior Vice President

Kyle L. Jennings                         Senior Vice President and Co-General
                                         Counsel

Arshad Hasan Qureshi(3)                  Senior Vice President

Elizabeth M. Tuck(1)                     Secretary

---------
(1)  Business Address is 70 Pine Street, New York, New York 10270.
(2)  Business Address is 80 Pine Street, New York, New York 10005.
(3) Business Address is One Alico Plaza, 600 King Street, Wilmington, Delaware 19901.
(4)  Business Address is 390 Park Avenue, New York, New York 10022.
(5)  Business Address is 5608 North Waterbury Road, Des Moines, Iowa 50312.
(6)  Business Address is 88 Pine Street, New York, New York 10055.
(7)  Business Address is 419 West Beach Road, Charleston, Rhode Island 02813.
(8)  Business Address is 263 Glenville Road, Greenwich, Connecticut 06831.
(9)  Business Address is 3600 Route 66, Neptune, New Jersey 07757.

Item 26. Persons Controlled By or Under Common Control With Depositor or Registrant

The Registrant is a separate account of American International Life Assurance Company of New York (Depositor). Depositor is a subsidiary of American International Group, Inc. ("AIG"). American International Life Assurance Company of New York, a New York corporation, is owned 77.52% by American International Group, Inc. The remaining 22.48% is owned by American Home Assurance Company, New York corporation.

For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see an organizational chart for AIG which can be found in Form 10-K, SEC file number 001-08787, accession number 0000950123-03-003570, filed March 31, 2003.

Item 27. Number of Contract Owners

As of March 7, 2003, the number of Ovation contracts funded by Variable Account A was 1,622 of which 557 were qualified contracts and 1,065 were non-qualified contracts.

Item 28. Indemnification

Incorporated by reference to Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors, dated August 1, 1988, and filed electronically on October 27, 1998 as an exhibit to post-effective amendment no. 12 to the registration statement on Form N-4 (File No. 33-39171), Accession No. 0000803401-98-000036.

Item 29. Principal Underwriter

(a) AIG Equity Sales Corp., the principal underwriter for Variable Account A, also acts as the principal underwriter for other separate accounts of the Depositor, and for the separate accounts of AIG Life Insurance Company, an affiliated company.

(b) The following information is provided for each director and officer of the principal underwriter:


Name and Principal Business Address*      Positions and Offices with Underwriter
Kevin Clowe                               Director and Vice President
Ernest T. Patrikis                        Director
Walter R. Josiah                          Director and President
Ronald Alan Latz                          Director, Vice President and Financial
                                           Operations Principal
Peter Adamczyk                            Director
Helen Stefanis                            Director
Martinnette J. Witrick                    Vice President and Compliance Director
Kenneth F. Judkowitz                      Vice President
Elizabeth M. Tuck                         Secretary
Cindy Yoon                                Comptroller


* Business address is 70 Pine Street, New York, New York 10270.

(c)

                  Net                       Compensation
                  Distribution              on
Name of           Discounts and             Redemption                 Brokerage
Distributor       Commissions               Annuitization              Commission       Commissions*
AIG Equity        $0                        $0                         $0               $0
Sales Corp.


Item 30. Location of Accounts and Records

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the investment Company Act of 1940 and its rules are maintained by Depositor at 2929 Allen Parkway, Houston, Texas 77019 or its recordkeeper, Delaware Valley Financial Services, P.O. Box 3031, Berwyn, PA 19312-0031, which provides certain servicing for the Depositor.

Item 31. Management Services.

Not applicable.

Item 32. Undertakings

Registrant undertakes to: 1. file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; 2. include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and 3. deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Registrant hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88). The Registrant has complied with conditions one through four on the no-action letter.

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Depositor represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Pauletta P. Cohn and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Pre-Effective Amendment No. 1 to the registration statement on Form N-4 (File No. 333-103098) to be signed on its behalf, in the City of Houston, and the State of Texas, on this 25th day of April, 2003.

                                       VARIABLE ACCOUNT A (Registrant)

                                       By:  AMERICAN INTERNATIONAL LIFE
                                            ASSURANCE COMPANY OF NEW YORK
                                            (Depositor)

                                       By:  /s/ Robert F. Herbert, Jr.
                                       -------------------------------
                                            Robert F. Herbert, Jr.
                                            Senior Vice President, Treasurer and
                                            Controller


                                       AMERICAN INTERNATIONAL LIFE
                                       ASSURANCE COMPANY OF NEW YORK
                                       (Depositor)

                                       By:  /s/ Robert F. Herbert, Jr.
                                       -------------------------------
                                            Robert F. Herbert, Jr.
                                            Senior Vice President, Treasurer and
                                            Controller

[SEAL]


ATTEST: /s/ Lauren W. Jones
-------------------------------
        Lauren W. Jones
        Assistant Secretary

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

Signature                         Title                              Date
---------                         -----                              ----
/s/ Rodney O. Martin, Jr.          Director and Chairman             April 25, 2003
-------------------------------
Rodney O. Martin, Jr.

/s/ David L. Herzog                Director and Chief                April 25, 2003
-------------------------------    Financial Officer
David L. Herzog

/s/ M. Bernard Aidinoff            Director                          April 25, 2003
-------------------------------
M. Bernard Aidinoff

/s/ David J. Dietz                 Director and CEO                  April 25, 2003
-------------------------------
David J. Dietz

/s/ Marion E. Fajen                Director                          April 25, 2003
-------------------------------
Marion E. Fajen

/s/ Patrick J. Foley               Director                          April 25, 2003
-------------------------------
Patrick J. Foley

/s/ Cecil C. Gamwell III           Director                          April 25, 2003
-------------------------------
Cecil C. Gamwell III

/s/ Jack R. Harnes                 Director                          April 25, 2003
-------------------------------
Jack R. Harnes

/s/ John I. Howell                 Director                          April 25, 2003
-------------------------------
John I. Howell

/s/ William M. Keeler              Director                          April 25, 2003
-------------------------------
William M. Keeler

/s/ Nicholas A. O'Kulich           Director                          April 25, 2003
-------------------------------
Nicholas A. O'Kulich

/s/ Gary D. Reddick                Director                          April 25, 2003
-------------------------------
Gary D. Reddick

/s/ Martin J. Sullivan             Director                          April 25, 2003
-------------------------------
Martin J. Sullivan


                                INDEX TO EXHIBITS

Exhibit

(9)     Opinion of Counsel
(10)(b) Consent of Independent Accountants
(13)    Form of Schedule for Performance Computations
(15)    Powers of Attorney (See Signature Page)